Filed Pursuant to Rule 424B3
Registration No. 333-296361

Prospectus of Peoples Bancorp Inc.	Proxy Statement of Citizens National Corporation

To the Shareholders of Citizens National Corporation

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Peoples Bancorp Inc. (“Peoples”) and Citizens National Corporation (“Citizens”) have entered into an Agreement and Plan of Merger dated as of April 20, 2026 (the “Merger Agreement”), which provides for the merger of Citizens with and into Peoples, with Peoples being the surviving entity (the “Merger”). Consummation of the Merger is subject to certain conditions, including, without limitation, obtaining the requisite vote of the shareholders of Citizens and the approval of the Merger by certain regulatory agencies.

Under the terms of the Merger Agreement, if the Merger is completed, shareholders of Citizens will be entitled to receive from Peoples a combination of cash and Peoples common shares as consideration in the Merger. Specifically, each common share, no par value, of Citizens issued and outstanding immediately prior to the effective time of the Merger (excluding any Citizens treasury shares or Dissenting Shares, as defined in the Merger Agreement) will be converted into the right to receive 2.10 (the “Exchange Ratio”) Peoples common shares and cash in the amount of $8.00 (collectively, the “Merger Consideration”).

Peoples common shares are traded on the Nasdaq Global Select Market® under the symbol “PEBO.” On April 20, 2026 (the last trading day before the public announcement of the Merger), the closing price of Peoples common shares was $34.74 per share. On June 15, 2026, the closing price of Peoples common shares was $35.89 per share. Because the number of Peoples common shares to be received for each Citizens common share in the Merger is fixed (except for customary anti-dilution adjustments and the potential that the Exchange Ratio may be increased under limited circumstances), when you receive Peoples common shares as a portion of the Merger Consideration for your Citizens common shares, the implied value of the common share consideration that you will receive will depend on the market price of the Peoples common shares at the time you receive your Peoples common shares. The value of the Peoples common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Peoples common shares on the date of this proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations of Peoples common shares.

Peoples will not issue any fractional Peoples common shares in connection with the Merger. Instead, each holder of Citizens common shares who would otherwise be entitled to receive a fraction of a Peoples common share (after taking into account all Citizens common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the fractional Peoples common share to which such holder would otherwise be entitled multiplied by the average closing sale price of Peoples common shares on the Nasdaq Global Select Market® as reported in The Wall Street Journal for the ten (10) consecutive full trading days ending with the trading day immediately preceding the effective date of the Merger.

Citizens will hold a special meeting of its shareholders to vote on the approval of the Merger Agreement. The special meeting of shareholders will be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026, at the main office of Citizens Bank of Kentucky, Inc. located at 620 Broadway, Paintsville, Kentucky 41240. At the special meeting, shareholders of Citizens will be asked to approve the Merger Agreement. Citizens’ shareholders will also be asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of approval of the Merger Agreement.

This document is a proxy statement that Citizens is using to solicit proxies for use at its special meeting of shareholders to vote on the approval of the Merger Agreement. It is also a prospectus relating to Peoples’ offer and sale of its common shares in connection with the Merger. This proxy statement/prospectus describes the Citizens special meeting, the Merger proposal, and other related matters.

The board of directors of Citizens unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and Citizens’ board of directors recommends that Citizens shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.

You are encouraged to read this document, including the materials incorporated by reference into this document, carefully. In particular, you should read the “RISK FACTORS” section beginning on page 19 for a discussion of the risks related to the Merger and owning Peoples common shares after the Merger.

Whether or not you plan to attend the Citizens special meeting, the Citizens board of directors urges you to vote by completing, signing and returning the enclosed proxy card in the enclosed postage-paid envelope.

Not voting by proxy or at the special meeting will have the same effect as voting against the approval of the Merger Agreement. The Citizens board urges you to read carefully this proxy statement/prospectus, which contains a detailed description of the Citizens special meeting, the Merger proposal, Peoples common shares to be issued in the Merger and other related matters.

Sincerely,	Sincerely,

Tyler Wilcox	Leisha Maynard
President and Chief Executive Officer	President and Chief Executive Officer
Peoples Bancorp Inc.	Citizens National Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Peoples common shares to be issued in the Merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger described in this proxy statement/prospectus are not savings accounts, deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other federal or state governmental agency.

This proxy statement/prospectus is dated June 16, 2026, and it is first being mailed to Citizens shareholders on or about June 22, 2026.

Notice of Special Meeting of Shareholders

To be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026

To the Shareholders of Citizens National Corporation:

Notice is hereby given that a special meeting of the shareholders of Citizens National Corporation (“Citizens”) will be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026, at the main office of Citizens Bank of Kentucky, Inc. located at 620 Broadway, Paintsville, Kentucky 41240, for the purpose of considering and voting on the following matters:

1.	A proposal to approve the Agreement and Plan of Merger dated as of April 20, 2026, by and between Peoples Bancorp Inc. (“Peoples”) and Citizens; and

2.

A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Merger.

Holders of record of Citizens common shares at the close of business on June 9, 2026, the record date, are entitled to notice of and to vote on each of these proposals at the special meeting and any adjournment or postponement of the special meeting. The approval of the Agreement and Plan of Merger requires the affirmative vote of the holders of at least a majority of the Citizens common shares outstanding and entitled to vote on the proposal to approve the Agreement and Plan of Merger.

A proxy statement/prospectus and proxy card for the special meeting are enclosed. A copy of the Agreement and Plan of Merger is attached as Annex A to the proxy statement/prospectus.

Shareholders of Citizens have dissenters’ rights with respect to the merger under the Kentucky Business Corporation Act. Shareholders who assert their dissenters’ rights and comply with the procedural requirements of Subtitle 13 of the Kentucky Business Corporation Act will be entitled to receive payment of the fair value of their shares in cash in accordance with Kentucky law. A copy of Subtitle 13 of the Kentucky Business Corporation Act is attached as Annex B to the proxy statement/prospectus.

Your vote is very important, regardless of the number of Citizens common shares you own. Please vote as soon as possible to make sure that your common shares are represented at the special meeting. If you are a holder of record, you may cast your vote in person at the special meeting or, to ensure that your Citizens common shares are represented at the special meeting, you may vote your common shares by completing, signing and returning the enclosed proxy card.

The Citizens board of directors unanimously recommends that you vote (1) “FOR” the approval of the Agreement and Plan of Merger and (2) “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

June 22, 2026	By Order of the Board of Directors,

Leisha Maynard President and Chief Executive Officer
Citizens National Corporation

WHERE YOU CAN FIND MORE INFORMATION

Peoples Bancorp Inc. (“Peoples”) is a publicly traded company that files annual, quarterly and other reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). Our public filings are available to the public from the SEC’s website at www.sec.gov. You may request a copy of our filings with the SEC (excluding exhibits) at no cost by contacting Peoples at the address and/or telephone number below. Certain information filed by Peoples with the SEC is also available, without charge, through Peoples’ website at www.peoplesbancorp.com under the “Investor Relations” section.

Peoples has filed with the SEC a registration statement on Form S-4 to register its common shares to be issued to Citizens shareholders in connection with the Merger. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and request a copy of the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates by reference important business and financial information about Peoples from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” beginning on page 81. These documents are available, without charge, to you upon written or oral request at Peoples’ address and telephone number listed below:

Peoples Bancorp Inc.

138 Putnam Street

P.O. Box 738

Marietta, Ohio 45750

Attention: Investor Relations

(740) 373-3155

To obtain timely delivery of these documents, you must request the information no later than July 30, 2026 in order to receive them before the Citizens special meeting.

Peoples common shares are traded on the Nasdaq Global Select Market® under the symbol “PEBO.” Citizens’ common shares are traded on the OTC Market Group’s OTCID Market under the symbol “CZNL.”

Neither Peoples nor Citizens has authorized anyone to provide you with any information other than the information included in this document and documents which are incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this document and the documents incorporated by reference are accurate only as of their respective dates. Each of Peoples’ and Citizens’ business, financial condition, results of operations and prospects may have changed since those dates.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Merger and the Citizens special meeting. You are urged to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Peoples Bancorp Inc. (“Peoples”) and Citizens National Corporation (“Citizens”) have entered into an Agreement and Plan of Merger dated as of April 20, 2026 (the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A. Pursuant to the terms and subject to the conditions of the Merger Agreement, Citizens will be merged with and into Peoples, with Peoples being the surviving entity (the “Merger”). Immediately following the Merger, Citizens Bank of Kentucky, Inc., a Kentucky banking corporation and wholly owned subsidiary of Citizens (“Citizens Bank”), will merge with and into Peoples Bank, an Ohio-chartered commercial bank and wholly owned subsidiary of Peoples (“Peoples Bank”), with Peoples Bank being the surviving entity (the “Subsidiary Bank Merger”). The Merger Agreement must be approved by the shareholders of Citizens before the Merger can be completed.

Citizens is holding a special meeting of its shareholders (the “Citizens special meeting”) to consider and vote on the approval of the Merger Agreement. The affirmative vote of the holders of at least a majority of Citizens’ common shares outstanding and entitled to vote on the proposal is required to approve the Merger Agreement.

This document constitutes the proxy statement of Citizens for use in soliciting proxies for the Citizens special meeting. This document is also a prospectus of Peoples that is being delivered to Citizens’ shareholders because, in connection with the Merger, Peoples will be issuing Peoples common shares to holders of Citizens common shares in connection with the Merger.

This proxy statement/prospectus contains important information about the Merger and the Citizens special meeting, and you should read it carefully. The enclosed proxy materials allow you to vote your Citizens common shares without attending the Citizens special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.

Q:	Why are Peoples and Citizens proposing to merge?

A:

Citizens believes that the Merger is advisable and in the best interests of its shareholders and other constituencies because, among other reasons, the Merger Consideration will provide enhanced value and increased liquidity to Citizens shareholders. Furthermore, as a result of the Merger, Citizens will become part of a larger banking institution, which it believes will improve its ability to compete with larger financial institutions and serve its customers’ needs while continuing to deliver Citizens’ relationship- and community-driven culture to its customers and other stakeholders. To review Citizens’ reasons for the Merger in more detail, see “THE MERGER—Citizens’ Reasons for the Merger” beginning on page 40 of this proxy statement/prospectus.

Peoples believes that the Merger will benefit Peoples and its shareholders by, among other things, enabling Peoples to further expand its footprint and strengthen the competitive position of the combined organization in Kentucky. In addition, Peoples believes that Citizens’ low-cost deposits and high level of balance sheet liquidity will allow Peoples to not only strengthen Peoples’ deposit base but to also maintain flexibility to remain under $10 billion in assets. To review Peoples’ reasons for the Merger in more detail, see “THE MERGER—Peoples’ Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.

Q:	What will Citizens shareholders receive in the Merger?

A:

Under the terms of the Merger Agreement, shareholders of Citizens will be entitled to receive from Peoples, after the Merger is completed, a combination of cash and Peoples common shares as consideration in the Merger. Specifically, each common share, no par value, of Citizens issued and outstanding immediately prior to the effective time of the Merger (excluding any Citizens treasury shares or Dissenting Shares, as defined in the Merger Agreement) will be converted into the right to receive the following (collectively, the “Merger Consideration”):

•	2.10 (the “Exchange Ratio”) Peoples common shares; and

•	$8.00 in cash.

Notwithstanding the foregoing, pursuant to the terms of the Merger Agreement, if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over a specified period prior to the closing of the Merger, Citizens would have the right to terminate the Merger Agreement, unless Peoples elects to increase the Exchange Ratio to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger. For additional information, see “THE MERGER AGREEMENT—Termination of the Merger Agreement” beginning on page 73.

Peoples will not issue any fractional Peoples common shares in connection with the Merger. Instead, each holder of Citizens common shares who would otherwise be entitled to receive a fraction of a Peoples common share (after taking into account all Citizens common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the fractional Peoples common share to which such holder would otherwise be entitled multiplied by the average closing sale price of a Peoples common share on the Nasdaq Global Select Market® as reported by The Wall Street Journal for the ten (10) consecutive full trading days ending on the trading day preceding the effective date of the Merger.

Q:	Will the value of the Merger Consideration change between the date of this proxy statement/prospectus and the time the Merger is completed?

A:

Yes. It is likely that the value of the Merger Consideration received by Citizens shareholders will change between the date of this proxy statement/prospectus and the completion of the Merger due to fluctuations in the market value of Peoples common shares. Because the number of Peoples common shares to be received for each Citizens common share in the Merger is fixed (except for customary anti-dilution adjustments and the potential that the Exchange Ratio may be increased under limited circumstances), the implied value of the common share consideration that you will receive will depend on the market price of the Peoples common shares at the time you receive your Peoples common shares upon completion of the Merger.

On April 20, 2026 (the last trading day before the public announcement of the Merger), the closing price of Peoples common shares was $34.74 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $80.95 per Citizens common share as of such date. On June 15, 2026, the last practicable date for which information was available prior to the date of this proxy statement/prospectus, the closing price of Peoples common shares was $35.89 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $83.37 per Citizens common share as of such date. The value of the Peoples common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Peoples common shares on the date of this proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations of Peoples common shares, which can be found online at www.Nasdaq.com, among other places.

Q:	What are the expected material U.S. Federal Income Tax consequences of the Merger?

A:

The completion of the Merger is conditioned on receipt by Peoples of a tax opinion from its legal counsel, Vorys, Sater, Seymour and Pease LLP, and receipt by Citizens of a tax opinion from its legal counsel, FBT Gibbons LLP, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). However, neither Peoples nor Citizens has requested or received a ruling from the Internal Revenue Service that the Merger will qualify as a reorganization or as to any other aspect of the Merger Agreement or the transactions contemplated by it. For U.S. federal income tax purposes, U.S. holders of Citizens common shares will recognize gain, but not loss, when they exchange their Citizens common shares for a combination of cash and Peoples common shares, but their taxable gain in that case will not exceed the cash they receive in the Merger. Special rules apply to U.S. holders of Citizens common shares who receive cash in lieu of fractional Peoples common shares or who properly exercise dissenters’ rights and receive solely cash in exchange for their Citizens common shares. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, please refer to “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this proxy statement/prospectus.

The tax consequences of the Merger to any particular Citizens shareholder will depend upon that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the Merger to you.

Q:	Does Citizens anticipate paying any dividends prior to the effective date of the Merger?

A:

Yes. Under the terms of the Merger Agreement, Citizens is permitted to pay to its shareholders its regular quarterly cash dividend of no greater than $0.26 per Citizens common share on such dates generally consistent with past practice, subject to coordinating with Peoples regarding issuance of any dividend in the calendar quarter in which the Merger closes to ensure holders of Citizens common shares do not receive dividends from both Citizens and Peoples in such calendar quarter.

Q:	When and where will the Citizens special meeting take place?

A:

The Citizens special meeting will be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026, at the main office of Citizens Bank of Kentucky, Inc. located at 620 Broadway, Paintsville, Kentucky 41240.

Even if you plan to attend the Citizens special meeting, Citizens recommends that you vote your shares in advance so that your vote will be counted if you later decide not to or become unable to attend the Citizens special meeting. See “How do I vote my common shares of Citizens” below.

Q:	What matters will be considered at the Citizens special meeting?

A:

The shareholders of Citizens will be asked to (1) vote to approve the Merger Agreement and (2) vote to approve the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Citizens special meeting to approve the Merger Agreement.

Q:	What is the recommendation of the Citizens board of directors with respect to the matters to be considered at the Citizens special meeting?

A:

The board of directors of Citizens has unanimously determined that the Merger Agreement is advisable and in the best interests of Citizens and its shareholders and recommends that Citizens shareholders vote “FOR” the proposal to approve the Merger Agreement and “FOR” the proposal to adjourn the Citizens special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Citizens special meeting to approve the Merger Agreement.

Q:	What vote is needed to approve the Merger Agreement and to approve the adjournment of the Citizens special meeting?

A:

The approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the Citizens common shares outstanding and entitled to vote on the proposal to approve the Merger Agreement. As of the June 9, 2026 record date, there were a total of 976,924 Citizens common shares outstanding. As a result, the approval of the Merger Agreement will require the affirmative vote of the holders of at least 488,463 Citizens common shares.

As of April 20, 2026, the directors of Citizens, who collectively owned 234,743 Citizens common shares (excluding certain shares held through deferred compensation arrangements that the directors are not entitled to vote), or approximately 24.03% of the outstanding Citizens common shares, entered into voting agreements with Peoples pursuant to which they agreed, subject to certain terms and conditions, to vote their Citizens common shares in favor of the approval of the Merger Agreement.

The Citizens special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the Citizens special meeting to approve the Merger Agreement. The affirmative vote of the holders of a majority of the votes cast is required to adjourn the Citizens special meeting.

Q:	Who is entitled to vote at the Citizens special meeting?

A:

If you were the record holder of Citizens common shares as of June 9, 2026, the record date for the Citizens special meeting, you are entitled to receive notice of, and to vote at, the Citizens special meeting.

Each holder of Citizens common shares is entitled to cast one (1) vote on each matter properly brought before the Citizens special meeting for each Citizens common share that such holder owned as of the record date.

Q:	How do I vote my Citizens common shares?

A:

Attendance at the Citizens special meeting is not required to vote. Whether or not you attend the Citizens special meeting, the Citizens board of directors urges you to promptly submit your voting instructions by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided so that your Citizens common shares will be represented at the Citizens special meeting. If you return your properly executed proxy card prior to the Citizens special meeting and do not revoke it before voting takes place at the special meeting, your proxies will be voted at the special meeting or, if appropriate, at any adjournment of the special meeting. Citizens’ common shares will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies.

Q:	How will my Citizens common shares be voted if I return a blank proxy card?

A:

If you sign, date and return your proxy card and do not indicate how you want your Citizens common shares to be voted, then your Citizens common shares will be voted “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies.

Q:	What will happen if I fail to vote or abstain from voting?

A:

If you fail to timely submit your voting instructions by returning your proxy card before the Citizens special meeting and you do not vote in person at the special meeting, or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to approve the Merger Agreement, it will have the same effect as a vote “AGAINST” the proposal. If you fail to timely submit your voting instructions by returning your proxy card before the Citizens special meeting and you do not vote in person at the special meeting, or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting with respect to the proposal to approve the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies, it will have no effect on the vote on the adjournment proposal.

Q:	If my Citizens common shares are held in a stock brokerage account or by a bank or other nominee in “street name”, will my broker, bank or other nominee vote my shares for me?

A:

No. You must provide your broker, bank or nominee (the record holder of your Citizens common shares) with instructions on how to vote your common shares. Please follow the voting instructions provided by your broker, bank or nominee. If you do not provide voting instructions to your broker, bank or nominee, then your common shares will not be voted by your broker, bank or nominee.

Under the rules of the New York Stock Exchange (“NYSE”), brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Citizens special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Assuming a quorum is present, if you are a Citizens shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, then:

•	your broker, bank or other nominee may not vote your shares on the proposal to approve the Merger Agreement, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Citizens shareholders may revoke a proxy at any time before a vote is taken at the Citizens special meeting by: (i) filing a written notice of revocation with the Secretary of Citizens, at 620 Broadway, Paintsville, Kentucky 41240, which must be received no later than August 5, 2026; (ii) executing and returning another proxy card with a later date – only your latest completed, signed and dated proxy card received prior to August 6, 2026, will be counted; or (iii) attending the Citizens special meeting and either giving notice of revocation of your proxy in person to the Secretary, or voting by ballot at the special meeting.

Your attendance at the Citizens special meeting will not, by itself, revoke your proxy.

If you hold your shares in “street name” and you have instructed your broker, bank or nominee to vote your Citizens common shares, you must follow directions received from your broker, bank or nominee to change your vote.

Q:	Are the Citizens shareholders entitled to dissenters’ rights?

A:

Yes. If you are a Citizens shareholder as of the June 9, 2026 record date, you will have the right under Chapter 271B, Subtitle 13 of the Kentucky Business Corporation Act (“KBCA”) to demand payment of the fair value for your Citizens common shares. The right to make this demand is known as “dissenters’ rights.” To exercise your dissenters’ rights, you must deliver to Citizens a written demand for payment for your shares before the vote on the Merger is taken at the Citizens special meeting, not vote in favor of the Merger proposal at the Citizens special meeting and follow the other requirements of Chapter 271B, Subtitle 13. For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page 31 of this proxy statement/prospectus and the complete text of the applicable sections of the KBCA attached to this proxy statement/prospectus as Annex B. Failure to strictly follow the statutory procedures set forth in Chapter 271B, Subtitle 13 of the KBCA may result in the termination or waiver of your dissenters’ rights. We encourage you to consult your legal counsel, at your expense, before attempting to exercise your dissenters’ rights.

Q:	When is the Merger expected to be completed?

A:

We are working to complete the Merger as quickly as possible. We expect to complete the Merger in the second half of 2026, assuming shareholder approvals and all applicable governmental approvals have been received by that date and all other conditions precedent to the Merger have been satisfied or waived.

Q:	Should Citizens shareholders send in their stock certificates now?

A:

No. Shortly after the Merger is completed, the Exchange Agent for the Merger will send you a letter of transmittal with instructions informing you how to send in your Citizens stock certificates to the Exchange Agent. You should use the letter of transmittal to exchange your Citizens stock certificates for the Merger Consideration. Do not send in your stock certificates with your proxy card.

Q:	What do I need to do now?

A:

After carefully reviewing this proxy statement/prospectus, including its Annexes, please vote your Citizens common shares as described in the question above entitled “How do I vote my Citizens common shares?” as soon as possible. By submitting your proxy, you authorize the individuals named in your proxy to vote your Citizens common shares at the Citizens special meeting in accordance with your instructions. Your vote is very important. Whether or not you plan to attend the Citizens special meeting, please submit your proxy with voting instructions to ensure that your shares will be voted at the special meeting.

Q:	Are there any risks that I should consider in deciding whether to vote in favor of the Merger Agreement and the other proposals to be considered at the Citizens special meeting?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “RISK FACTORS” beginning on page 19. You also should read and carefully consider the risk factors of Peoples contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	Who can answer my questions?

A:

If you have questions about the Merger, need assistance in submitting your proxy card or voting your Citizens common shares, or need additional copies of this proxy statement/prospectus or additional proxy cards, please contact:

Citizens National Corporation

Attention: Leisha Maynard

620 Broadway

Paintsville, Kentucky 41240

Phone: (606) 264-3054

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and its Annexes and all other documents to which this proxy statement/prospectus refers before you decide how to vote. In addition, we incorporate by reference important business and financial information about Peoples into this document. For a description of this information, See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 81. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document. Each item in this summary includes a page reference, where applicable, directing you to a more complete description of that item.

The Companies

Peoples Bancorp Inc.

Peoples Bancorp Inc.

138 Putnam Street

Marietta, Ohio 45750

Phone: (740) 373-3155

Peoples Bancorp Inc. (“Peoples”) is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (“BHCA”), and subject to inspection of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Peoples was incorporated under the laws of the State of Ohio in 1980. Peoples operates principally through its wholly-owned subsidiary, Peoples Bank, an Ohio state-chartered bank, which was first chartered in 1902. Peoples’ other wholly-owned operating subsidiary is Peoples Investment Company. Peoples also holds all of the common securities of NB&T Statutory Trust III, FNB Capital Trust One, Ascencia Statutory Trust I, and Porter Statutory Trusts II-IV. Peoples Bank’s operating subsidiaries include Peoples Insurance Agency, LLC (“Peoples Insurance”) and Vantage Financial, LLC (“Vantage”), a nationwide provider of equipment financing.

Peoples makes available a complete line of commercial and consumer banking, trust and investment, insurance, premium financing solutions, equipment leases and equipment financing agreements through its financial subsidiaries – Peoples Bank, Peoples Insurance and Vantage. These products and services include the following:

•	various demand deposit accounts, savings accounts, money market accounts, certificates of deposit and governmental deposits;

•	commercial loans, residential real estate loans, home equity lines of credit, consumer loans and overdraft services;

•	insurance premium financing;

•	commercial equipment financing;

•	technology equipment financing;

•	debit and automated teller machine (“ATM”) cards;

•	credit cards for individuals and businesses;

•	merchant credit card transaction processing services;

•	person-to-person and business-to-business payment processing via Zelle®, FedNow®, and Real-Time Payments®;

•	mobile banking features including check deposit, alert notifications, Apple Pay® and Samsung Pay®;

•	interactive teller machines (“ITMs”);

•	safe deposit rental facilities;

•	money orders and cashier’s checks;

•	a full range of life, health, and property and casualty insurance products;

•	third-party insurance administration services;

•	brokerage services;

•	custom-tailored fiduciary and trust services;

•	asset management and administration services; and

•	employee benefit, retirement, and healthcare plan administration services.

Peoples’ financial products and services are primarily offered through its financial service offices, ATMs, and ITMs in Ohio, Kentucky, West Virginia, Virginia, Washington, D.C. and Maryland, as well as through online resources that are web-based and mobile-based. Peoples’ premium financing and commercial and technology equipment financing services are offered nationwide. Brokerage services are offered exclusively through an unaffiliated registered broker-dealer located at Peoples Bank’s offices. Indirect consumer lending activities are provided through approved dealerships. Peoples Bank’s credit card and merchant processing services are provided through joint marketing arrangements with third parties. As of March 31, 2026, Peoples had 144 locations, including 127 full-service bank branches in Ohio, Kentucky, West Virginia, Virginia, Washington D.C. and Maryland.

Peoples has a history of expanding its business, including its customer base and primary market area, through a combination of organic growth and targeted acquisitions. The organic growth may include opening de novo banking and loan production offices (“LPOs”) located in or near Peoples’ existing market area. Acquisitions have consisted of traditional banking offices and LPOs, both individually and as part of entire financial institutions, insurance agencies, financial advisory books of business, insurance premium financing and equipment leasing services. The primary objectives of Peoples’ expansion efforts include: (1) providing opportunities to integrate non-traditional products and services, such as insurance, investment administration and management, insurance premium financing and equipment financing options, along with the traditional banking products offered to Peoples’ clients; (2) increasing market share in existing markets; (3) expanding Peoples’ core financial service businesses of banking, insurance, investment and investment management, insurance premium financing and equipment financing services; and (4) improving operating efficiency by directing resources toward branches, offices, and markets with the greatest earnings opportunities.

Peoples Bank is subject to regulation and examination primarily by the Ohio Division of Financial Institutions (the “ODFI”), the FRB of Cleveland and the FDIC. Peoples Bank must also follow the regulations promulgated by the Consumer Financial Protection Bureau (the “CFPB”), which regulates consumer financial products and services and certain financial services providers. Peoples Insurance is subject to regulation by the Ohio Department of Insurance and the state insurance regulatory agencies of those states in which Peoples Insurance may do business.

At March 31, 2026, Peoples had total assets of approximately $9.6 billion, total net loans of approximately $6.7 billion, total deposits of approximately $7.6 billion, and total stockholders’ equity of approximately $1.2 billion.

Peoples common shares are traded on the Nasdaq Global Select Market® under the symbol “PEBO”. Peoples is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended, and, therefore, files reports, proxy statements and other information with the SEC. Further important business and financial information about Peoples is incorporated by reference into this proxy statement/prospectus. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 81 of this proxy statement/prospectus.

Citizens National Corporation

Citizens National Corporation

620 Broadway

Paintsville, Kentucky 41240

Phone: (606) 789-4001

Overview

Citizens National Corporation (“Citizens”) is a financial holding company headquartered in Paintsville, Kentucky. Citizens is registered under the Bank Holding Company Act of 1956, as amended. Citizens conducts its business through its wholly owned banking subsidiary, Citizens Bank of Kentucky, Inc. (“Citizens Bank”).

Citizens Bank provides financial services through its offices in Paintsville (Johnson County) (two locations), Ashland (Boyd County), Allen (Floyd County), Louisa (Lawrence County), Grayson (Carter County), McDowell (Floyd County), Pikeville (Pike County) (two locations), Prestonsburg (Floyd County), Salyersville (Magoffin County) and Winchester (Clark County). Citizens Bank is engaged in general full-service commercial and consumer banking.

A significant portion of Citizens Bank’s operating activities consists of originating loans, including commercial real estate, residential mortgage, commercial business and consumer loans. Citizens Bank makes commercial and real estate loans to its commercial customers, with an emphasis on small- to mid-sized businesses within its market area. Citizens Bank also makes residential mortgage, installment and other consumer loans to individuals and other non-commercial customers.

Citizens’ business strategy is to operate a well-capitalized, profitable community bank with a strong presence in eastern and central Kentucky. Citizens’ management believes that growth can be achieved primarily through organic initiatives within its existing markets, including expansion of lending and deposit relationships supported by relationship-based banking and customer service.

At March 31, 2026, Citizens had total consolidated assets of approximately $686 million, total net loans of approximately $337.2 million, total deposits of approximately $586 million, and total stockholders’ equity of approximately $80.6 million. For the three months ended March 31, 2026, Citizens reported consolidated net income of approximately $1,494,985. As of December 31, 2025, Citizens reported total consolidated assets of approximately $689.3 million, total deposits of approximately $589.0 million, total net loans of approximately $331.8 million, and total stockholders’ equity of approximately $80.9 million. For the year ended December 31, 2025, Citizens reported net income of approximately $5.7 million.

The principal executive office of Citizens and Citizens Bank is located at 620 Broadway, Paintsville, Kentucky 41240, and the telephone number is (606) 789-4001.

Citizens’ website is www.wercitizens.bank. The information provided on Citizens’ website is not a part of this proxy statement/prospectus and therefore is not incorporated by reference into this proxy statement/prospectus.

Listing and trading market for Citizens common shares

Citizens common shares are traded on the OTC Market Group’s OTCID Market under the symbol “CZNL.”

The Merger (page 31)

The Merger Agreement provides that, if all of the conditions to the closing of the Merger are satisfied or waived, Citizens will be merged with and into Peoples, with Peoples surviving. Immediately following the Merger, Citizens Bank will merge with and into Peoples Bank, with Peoples Bank being the surviving entity. The Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

What Citizens shareholders will receive in the Merger (page 64)

Under the terms of the Merger Agreement, if the Merger is completed, shareholders of Citizens will be entitled to receive from Peoples a combination of (a) 2.10 Peoples common shares and (b) $8.00 in cash for each Citizens common share owned immediately prior to the effective time of the Merger (excluding any Citizens treasury shares or Dissenting Shares, as defined in the Merger Agreement).

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments and the potential that the Exchange Ratio may be increased under limited circumstances), the implied value of the portion of the Merger Consideration payable in Peoples common shares will depend on the market price of the Peoples common shares at the time you receive your Merger Consideration upon the closing of the Merger. On April 20, 2026 (the last trading day before the public announcement of the Merger), the closing price of Peoples common shares was $34.74 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $80.95 per Citizens common share at such date. On June 15, 2026, the last practicable date for which information was available prior to the date of this proxy statement/prospectus, the closing price of Peoples common shares was $35.89 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $83.37 per Citizens common share at such date. The value of the Peoples common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Peoples common shares on the date of this proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations of Peoples common shares, which can be found online at www.Nasdaq.com, among other places.

Peoples will not issue any fractional Peoples common shares in connection with the Merger. Instead, each holder of Citizens common shares who would otherwise be entitled to receive a fraction of a Peoples common share (after taking into account all Citizens common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the fractional Peoples common share to which such holder would otherwise be entitled multiplied by the average closing sale prices of a Peoples common share on the Nasdaq Global Select Market® as reported by The Wall Street Journal for the ten (10) consecutive full trading days ending on the trading day preceding the effective date of the Merger.

Finally, pursuant to the terms of the Merger Agreement, if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over a specified period prior to the closing of the Merger, Citizens would have the right to terminate the Merger Agreement, unless Peoples elects to increase the Exchange Ratio to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger.

Exchange of Citizens stock certificates (page 65)

As promptly as practicable after the Merger is completed, and in any event no more than five business days after the Merger is completed, Equiniti Trust Company, as exchange agent (the “Exchange Agent”), will send to you a letter of transmittal with instructions informing you how to send in your Citizens stock certificates to the Exchange Agent. You should use the letter of transmittal to exchange your Citizens stock certificates for the Merger Consideration. Do not send in your Citizens stock certificates with your proxy card, or otherwise prior to the completion of the Merger.

Citizens shareholders who surrender their Citizens stock certificates to the Exchange Agent, together with a properly completed letter of transmittal, will receive the Merger Consideration, including the amount of cash consideration and Peoples common shares, to which they are entitled under the Merger Agreement, plus any cash payable in lieu of any fractional Peoples common share, and any dividends or distributions that such shareholder has the right to receive pursuant to the Merger Agreement.

The Citizens special meeting of shareholders (page 27)

A special meeting of shareholders of Citizens will be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026, at the main office of Citizens Bank of Kentucky, Inc. located at 620 Broadway, Paintsville, Kentucky 41240, for the purpose of considering and voting on the following matters:

•	a proposal to approve the Merger Agreement; and

•

a proposal to approve the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Citizens special meeting to approve the Merger Agreement.

You are entitled to vote at the Citizens special meeting if you owned Citizens common shares as of the close of business on June 9, 2026. As of June 9, 2026, a total of 976,924 Citizens common shares were outstanding and eligible to vote at the Citizens special meeting.

Required vote (page 27)

The approval of the Merger Agreement at the Citizens special meeting will require the affirmative vote of the holders of at least 488,463 Citizens common shares, which is a majority of the Citizens common shares outstanding and entitled to vote on the proposal. A majority of Citizens’ outstanding common shares must be present, in person or by proxy, at the Citizens special meeting to constitute a quorum. The proposal to adjourn the Citizens special meeting, if necessary, to solicit additional proxies will be approved if the votes cast by the holders of Citizens common shares at the Citizens special meeting favoring adjournment exceed the votes cast opposing the proposal.

As of April 20, 2026, the directors of Citizens, who collectively owned 234,743 Citizens common shares (excluding certain shares held through deferred compensation arrangements that the directors are not entitled to vote), or approximately 24.03% of the outstanding Citizens common shares, entered into voting agreements with Peoples pursuant to which they agreed, subject to certain terms and conditions, to vote their Citizens common shares in favor of the approval of the Merger Agreement.

As of the date of this proxy statement/prospectus, Peoples and its directors, executive officers and affiliates beneficially owned no Citizens common shares.

Recommendation to Citizens shareholders (page 27)

The board of directors of Citizens unanimously approved the Merger Agreement. The board of directors of Citizens believes that the Merger is advisable and in the best interests of Citizens and its shareholders, and, as a result, the directors unanimously recommend that Citizens shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the proposal to adjourn the Citizens special meeting, if necessary, to solicit additional proxies.

In reaching this decision, the board of directors of Citizens considered many factors, which are described in the sections captioned “THE MERGER—Background of the Merger” and “THE MERGER—Citizens’ Reasons for the Merger” beginning on pages 40 and 54, respectively, of this proxy statement/prospectus.

Opinion of Citizens’ Financial Advisor (page 43)

In connection with the Merger, Hovde Group, LLC (“Hovde”), delivered a written opinion, dated April 20, 2026, to the board of directors of Citizens to the effect that, subject to the review, assumptions and limitations set forth in the opinion, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to the holders of Citizens common shares. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Hovde in preparing the opinion, is attached as Annex C to this proxy statement/prospectus. Hovde’s opinion speaks only as of the date of this opinion. The opinion was for the information of, and was directed to, the Citizens board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of Citizens to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the Citizens board of directors in connection with the Merger, and it does not constitute a recommendation to any holder of Citizens common shares or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter.

Material U.S. federal income tax consequences of the Merger (page 57)

The parties intend for the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Tax opinions to the effect that the Merger will be so treated were filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, and it is a condition to the obligation of each of Citizens and Peoples to complete the Merger that it receives a tax opinion to that effect on the closing date of the Merger. As a result of the Merger being characterized as a “reorganization” for U.S. federal income tax purposes, (i) no gain or loss will be recognized by Peoples or Citizens as a result of the Merger, and (ii) holders of Citizens common shares who receive a combination of Peoples common shares and cash in exchange for Citizens common shares in the Merger generally will recognize gain (but not loss) in an amount not to exceed any cash received in exchange for Citizens common shares in the Merger (other than any cash received in lieu of a fractional Peoples common share, as discussed below under the section entitled “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger—Cash in Lieu of Fractional Shares” beginning on page 60 of this proxy statement/prospectus). Holders of Citizens common shares who properly exercise dissenters’ rights and receive solely cash in exchange for their Citizens common shares in the Merger generally will recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares.

All holders of Citizens common shares should read carefully the description under the section captioned “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this proxy statement/prospectus and should consult their own tax advisors concerning these matters. All holders of Citizens common shares should consult their tax advisors as to the specific tax consequences of the Merger to them, including the applicability and effect of the alternative minimum tax, net investment income tax and any federal, state, local, non-U.S. or other tax laws.

Accounting treatment of the Merger

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States.

Interests of directors and executive officers of Citizens (page 56)

Certain directors and executive officers of Citizens have interests in the Merger that are different from, or in addition to, the interests of Citizens shareholders generally. These include:

•

for a period of six years following the effective date of the Merger, directors and officers of Citizens will be entitled to continued indemnification in a manner consistent with the Citizens’ governing documents effective prior to the completion of the Merger with respect to events occurring before the Merger;

•	Citizens will purchase a directors’ and officers’ insurance policy to provide continuing coverage for directors and officers of Citizens for six years following the effective date of the Merger;

•

two executive officers of Citizens are parties to existing change in control agreements with Citizens and Citizens Bank which provide that, in the event of actual or constructive termination of the executive officer by Citizens (other than for cause) within six months prior to or 12 months after the change in control, such executive officer is entitled to (i) a single lump sum payment equal to one times the executive officer’s base salary then in effect, and (ii) if elected, reimbursement of the executive officer’s COBRA continuation coverage for a period of 12 months following the change in control;

•

subject to any regulatory restrictions, Peoples has agreed to pay to each employee of Citizens or Citizens Bank who is not subject to an existing contract providing for severance and/or a change in control payment and is terminated by Peoples other than for cause, or resigns for good reason (as defined in the Merger Agreement), in each case within six months after the Merger and satisfies certain other conditions, a severance amount is equal to the sum of the employee’s accrued but unused vacation time, if applicable, and two weeks’ base pay in effect at the time of termination multiplied by the number of whole years of service of such employee with Citizens or Citizens Bank (with a minimum severance payment equal to four weeks of base pay, and a maximum severance payment equal to 26 weeks of base pay); and

•

an aggregate amount of at least $200,000 (subject to increase by mutual agreement of Peoples and Citizens) in retention or stay bonuses will be allocated among certain officers and/or other employees of Citizens and Citizens Bank as determined by Peoples, with the approval of the Citizens Bank management team, which bonuses will be payable by Peoples and/or Peoples Bank subject to both (a) the closing of the Merger and (b) the finalization of certain post-closing conversion matters.

Each of Peoples’ and Citizens’ board of directors was aware of these interests and considered them in approving the Merger Agreement. See “THE MERGER—Interests of Citizens Directors and Officers in the Merger” beginning on page 56 of this proxy statement/prospectus.

Dissenters’ rights of Citizens shareholders (page 31 and Annex B)

Under Kentucky law, Citizens shareholders who do not vote in favor of the approval of the Merger Agreement and deliver a written demand for payment for their Citizens common shares prior to the Citizens special meeting, will be entitled, if and when the Merger is completed, to receive payment of the fair value of their Citizens common shares. The right to make this demand is known as “dissenters’ rights.” Citizens shareholders’ right to receive payment of the fair value of their Citizens common shares, however, is contingent upon strict compliance with the procedures set forth in Chapter 271B, Subtitle 13 of the KBCA.

For additional information regarding dissenters’ rights, see “DISSENTERS’ RIGHTS” on page 31 of this proxy statement/prospectus and the complete text of Chapter 271B, Subtitle 13 of the KBCA attached to this proxy statement/prospectus as Annex B. If Citizens shareholders should have any questions regarding dissenters’ rights, such shareholders should consult with their own legal advisers.

Certain differences in shareholder rights (page 76)

When the Merger is completed, Citizens shareholders (other than those who exercise dissenters’ rights) will receive Peoples common shares and, therefore, will become Peoples shareholders. As Peoples shareholders, your rights will be governed by Peoples’ Amended Articles of Incorporation and Code of Regulations, as well as Ohio law. See “COMPARISON OF CERTAIN RIGHTS OF CITIZENS AND PEOPLES SHAREHOLDERS” beginning on page 76 of this proxy statement/prospectus.

Regulatory approvals required for the Merger (page 55)

The Merger and Subsidiary Bank Merger cannot be completed unless and until Peoples receives the required regulatory approvals, which include the approval of the Merger by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and the approval of the Subsidiary Bank Merger by the Federal Reserve, the ODFI and the Kentucky Department of Financial Institutions (the “KDFI”). On May 27, 2026, Peoples submitted applications to the Federal Reserve, ODFI and KDFI for the Merger and Subsidiary Bank Merger, which applications are currently pending. Although neither Peoples nor Citizens knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Peoples and Citizens cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the Merger or the Subsidiary Bank Merger.

Conditions to the Merger (page 66)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the Merger depends on the approval of the Merger Agreement by Citizens shareholders and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. Although Peoples and Citizens anticipate the closing of the Merger will occur in the second half of 2026, neither Peoples nor Citizens can be certain when, or if, the conditions to the Merger will be satisfied or, where permissible, waived, or that the Merger will be completed. See “THE MERGER AGREEMENT—Conditions to Consummation of the Merger” beginning on page 66 of this proxy statement/prospectus.

Termination of the Merger Agreement (page 73)

Peoples and Citizens may mutually agree to terminate the Merger Agreement and abandon the Merger at any time before the Merger is effective, whether before or after approval by Citizens shareholders, if their respective boards of directors each authorizes such termination. In addition, either Peoples or Citizens, acting alone, may terminate the Merger Agreement and abandon the Merger at any time before the Merger is effective under the following circumstances:

•

if any of the required regulatory approvals is denied and the denial has become final and nonappealable, or if any governmental body issues a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•	if the Citizens shareholders do not approve the Merger Agreement at the Citizens special meeting (including any adjournment or postponement thereof);

•

if there is a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement that has not been or cannot be cured within 30 days of notice of the breach so long as the party seeking to terminate is not then in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement; or

•

if the Merger has not been consummated by March 31, 2027, unless the failure to complete the Merger by that date is due to the failure of the party seeking to terminate to perform or observe the covenants and agreements of such party set forth in the Merger Agreement.

Peoples, acting alone, may terminate the Merger Agreement and abandon the Merger at any time before the effective time of the Merger upon written notice to Citizens:

•

if the Citizens board of directors (i) fails to recommend to the Citizens shareholders that they approve the Merger Agreement; (ii) withdraws, qualifies or modifies its recommendation to Citizens shareholders to approve the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any other acquisition proposal; or (iii) fails to comply with its obligations under the Merger Agreement related to the calling and holding of the Citizens special meeting or the non-solicitation of alternative acquisition proposal; or

•

if a tender offer or exchange offer for 20% or more of the outstanding Citizens shares is commenced by a third party, the Citizens board of directors recommends that the Citizens shareholders tender their shares in the tender or exchange offer or otherwise fails to recommend the rejection of such tender or exchange offer within ten (10) business days.

Citizens, acting alone, may terminate the Merger Agreement and abandon the Merger at any time before the Merger is effective upon written notice to Peoples:

•

if the Citizens board of directors authorizes Citizens to enter into, and immediately following termination Citizens enters into, a letter of intent, indication of interest, memorandum of understanding, acquisition agreement, merger agreement or other agreement relating to a superior acquisition proposal, provided that Citizens has complied with all of its obligations under the Merger Agreement regarding the non-solicitation of alternative acquisition proposals and Citizens pays to Peoples a termination fee; or

•

if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over the time specified in the Merger Agreement, subject, however, to Peoples’ right to cure by providing notice to Citizens that Peoples intends to proceed with the Merger by increasing the Exchange Ratio to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger.

Acquisition proposals and termination fee (page 73)

Pursuant to the Merger Agreement, Citizens and Citizens Bank are prohibited from soliciting, initiating, encouraging or facilitating, participating in negotiations or discussions regarding, or taking certain other actions (or failing to take certain actions) with respect to any alternative acquisition proposal. Under the provisions of the Merger Agreement, an alternative “acquisition proposal” means any proposal, offer, inquiry, or indication of interest by any person or group, other than Peoples or any of its affiliates, relating to certain transactions involving Citizens and/or Citizens Bank, including any transaction involving the acquisition of 25% or more of the outstanding voting securities of Citizens or Citizens Bank, the acquisition of 25% or more of the consolidated assets, business, revenues, net income or deposits of Citizens, or any liquidation or dissolution of Citizens or Citizens Bank.

Notwithstanding the foregoing, if prior to the Citizens shareholders meeting, Citizens receives an unsolicited bona fide written acquisition proposal by any person or group that did not result from a breach of the provisions of the Merger Agreement and that the Citizens board of directors determines, in its good faith judgment (after consultation with its financial advisors and outside legal counsel), either constitutes, or is reasonably likely to result in, an acquisition proposal that is “superior” to the proposed Merger with Peoples, then in such case Citizens and its representatives may, if the third party executes a confidentiality agreement on terms no less restrictive than those governing the parties, furnish information or engage in discussions or negotiations with the third party making the acquisition proposal to the extent the Citizens board of directors determines in good faith that taking such actions would be necessary in order for the Citizens board of directors to comply with its fiduciary duties under applicable law. As promptly as practicable (but in no event more than 48 hours) following Citizens’ receipt of any acquisition proposal, or any request for nonpublic information or inquiry that would reasonably be expected to lead to any such acquisition proposal, Citizens must advise Peoples in writing of the receipt of such acquisition proposal, request or inquiry and the terms of such acquisition proposal, request or inquiry (including the identity of the person or group making the proposal) and must thereafter keep Peoples apprised of any related developments, discussions and negotiations on a current basis.

Before Citizens’ board of directors may withdraw or change its recommendation to Citizens shareholders with respect to the approval of the Merger Agreement in order to pursue a superior proposal, Citizens must provide Peoples with at least five business days’ prior written notice and negotiate in good faith with Peoples during that period to permit Peoples to propose adjustments to the Merger Agreement. The Citizens board of directors may only effect such a change in recommendation if it determines in good faith, after consultation with its financial and legal advisors, that the alternative proposal constitutes a superior proposal both before and after any adjustments proposed by Peoples.

If the Merger Agreement is terminated under certain circumstances involving an alternative acquisition proposal, including where Citizens terminates to pursue a superior proposal or where, following termination for failure to obtain shareholder approval or certain other reasons, Citizens either consummates an alternative acquisition transaction or enters into a definitive agreement relating to an alternative acquisition transaction within 12 months of termination, Citizens will be required to pay a termination fee to Peoples in the amount of $3 million.

Risk Factors (page 19)

In evaluating the Merger Agreement, the Merger or the issuance of Peoples common shares, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “RISK FACTORS” beginning on page 19.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus, which are not historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, certain plans, expectations, goals, projections, and statements about the benefits of the proposed Merger, the plans, objectives, expectations and intentions of Peoples and Citizens, the expected timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Words such as “anticipate,” “estimate,” “may,” “feel,” “expect,” “believe,” “plan,” “will,” “will likely,” “would,” “should,” “could,” “project,” “goal,” “target,” “potential,” “seek,” “intend,” “continue,” “remain,” and similar expressions, or the negative thereof, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of Peoples and Citizens before the Merger, or Peoples after the Merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors, in addition to the factors relating to the Merger discussed under the caption “RISK FACTORS” beginning on page 19 and the factors previously disclosed in Peoples reports filed with the SEC, which could cause actual results to differ materially from those contained or implied in the forward-looking statements:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the risk of litigation related to the Merger or the exercise of dissenters’ rights and related costs and expenses;

•	delays in completing the Merger;

•

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger);

•	the failure of Citizens’ shareholders to approve the Merger, or the failure of the parties to satisfy any of the other conditions to the Merger on a timely basis or at all;

•

the possibility that the anticipated cost savings, synergies and other benefits of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Peoples and Citizens do business;

•	the effect of divestitures that may be required by regulatory authorities in certain markets in which Peoples and Citizens compete;

•	the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to employee relationships, including those resulting from the announcement or completion of the Merger;

•	the possibility of greater than expected deposit attrition, operating costs, customer loss and/or business disruption following the Merger;

•	the dilution caused by Peoples’ issuance of additional shares of its common shares in connection with the Merger;

•	revenues or earnings following the Merger may be lower than expected; and

•	other factors that may affect the future results of Peoples and Citizens.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the dates of the documents incorporated by reference in this proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Except as required by applicable law, neither Peoples nor Citizens undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Peoples has filed with the SEC as described under “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Peoples and Citizens expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page 17, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

An investment by Citizens shareholders in Peoples common shares as a result of the exchange of Citizens common shares for Peoples common shares in the Merger involves certain risks. Certain material risks and uncertainties connected with the Merger Agreement and transactions contemplated thereby, including the Merger and the Subsidiary Bank Merger, and ownership of Peoples common shares are discussed below. In addition, certain other material risks related to Peoples’ business and the ownership of Peoples common shares are discussed under the caption “Risk Factors” appearing in Peoples’ Annual Reports on Form 10-K most recently filed with the SEC, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that Peoples has filed with the SEC or may file with the SEC after the date of this proxy statement/prospectus, each of which reports is or will be incorporated by reference in this proxy statement/prospectus.

Holders of Citizens common shares should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this proxy statement/prospectus, in deciding whether to vote for the approval of the Merger Agreement at the Citizens special meeting. The risks described in this proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Peoples common shares that you, as an existing holder of Citizens common shares, will hold upon consummation of the Merger, and could result in a significant decline in the value of Peoples common shares and cause the holders of Citizens common shares to lose all or part of the value of their respective investments in Peoples common shares.

Risks Related to the Merger

Because the market price of Peoples common shares may fluctuate, holders of Citizens common shares cannot be certain of the market value of the Merger Consideration they will receive.

Under the terms of the Merger Agreement, if the Merger is completed, shareholders of Citizens will be entitled to receive from Peoples a combination of (a) 2.10 Peoples common shares and (b) $8.00 in cash for each Citizens common share owned immediately prior to the effective time of the Merger (excluding any Citizens treasury shares or Dissenting Shares, as defined in the Merger Agreement).

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments and the potential that the Exchange Ratio may be increased under limited circumstances as discussed below), the implied value of the portion of the Merger Consideration payable in Peoples common shares will depend on the market price of the Peoples common shares at the time you receive your Merger Consideration upon the closing of the Merger. Stock price changes may result from a variety of factors that are beyond the control of Peoples and Citizens, including but not limited to general market and economic conditions, changes in their respective businesses, operations and prospects, and regulatory considerations. The value of the Peoples common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Peoples common shares on the date of this proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations of Peoples common shares, which can be found online at www.Nasdaq.com, among other places.

Pursuant to the terms of the Merger Agreement, if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over a specified period prior to the closing of the Merger, Citizens would have the right to terminate the Merger Agreement, unless Peoples elects to increase the Exchange Ratio to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger. However, there can be no assurance that Peoples would elect to increase the Exchange Ratio under such circumstances.

The market price of Peoples common shares after the Merger may be affected by factors different from those affecting the shares of Citizens common shares currently.

In the Merger, holders of Citizens common shares will become holders of Peoples common shares. Although similar in some respects, Peoples’ business does differ from that of Citizens. Accordingly, the results of operations of the combined company and the market price of Peoples common shares after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Peoples and Citizens. For a discussion of the businesses of Peoples and Citizens and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Peoples could experience difficulties in managing its growth and effectively integrating the operations of Citizens and Citizens Bank.

The earnings, financial condition and prospects of Peoples after the Merger will depend in part on Peoples’ ability to integrate successfully the operations of Citizens and Citizens Bank and to continue to implement its own business plan. Peoples may not be able to fully achieve the strategic objectives and projected operating efficiencies anticipated in the Merger. The costs or difficulties relating to the integration of Citizens and Citizens Bank with the Peoples organization may be greater than expected or the cost savings from any anticipated economies of scale of the combined organization may be lower or take longer to realize than expected. Inherent uncertainties exist in integrating the operations of any acquired entity, and Peoples may encounter difficulties, including matters such as loss of key employees and customers, and the disruption of its ongoing business or possible inconsistencies in standards, controls, procedures and policies, among others. These factors could contribute to Peoples not fully achieving the expected benefits from the Merger.

The limited market for Citizens common shares may make it difficult for Citizens shareholders to assess the value of their shares and evaluate the fairness of the Merger Consideration.

Citizens common shares are quoted on the OTC market, and trading in Citizens common shares has historically been limited and sporadic. As a result, publicly available quotations for Citizens common shares may not reflect an active or liquid trading market, and reported prices may be based on infrequent transactions, limited trading volume or wide bid-ask spreads. Accordingly, the market price of Citizens common shares may not be a reliable indicator of the value that a shareholder could realize in an actual sale of such shares.

Because of the limited nature of the market for Citizens common shares, Citizens shareholders may have difficulty evaluating the fairness of the Merger Consideration, including the implied value of the consideration being offered relative to Citizens’ historical trading prices. The lack of a robust trading market may also make comparisons between the Merger Consideration and prior market quotations less meaningful. As a result, Citizens shareholders should consider that the value implied by historical OTC trading prices may not accurately reflect the fair value of Citizens common shares or the value that could be realized in a more active market.

Peoples may be unable to retain Citizens personnel successfully after the Merger is completed.

The success of the Merger will depend in part on Peoples’s ability to retain the talents and dedication of key employees currently employed by Citizens. It is possible that these employees may decide not to remain with Citizens while the Merger is pending or with Peoples after the Merger is completed. If Peoples and Citizens are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Peoples and Citizens could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the Merger, if key employees terminate their employment, Peoples’ business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause Peoples’s business to suffer. Peoples and Citizens also may not be able to locate or retain suitable replacements for any key employees who leave either company.

The Merger Agreement limits Citizens’ ability to pursue alternatives to the Merger with Peoples, may discourage other acquirers from offering a higher valued transaction to Citizens and may, therefore, result in less value for the Citizens shareholders.

The Merger Agreement contains provisions that, subject to certain limited exceptions, prohibit Citizens from soliciting, negotiating, or providing confidential information to any third party relating to any competing proposal to acquire Citizens or Citizens Bank. In addition, if the Merger Agreement is terminated by Citizens under certain circumstances involving an alternative acquisition proposal, Citizens may be required to pay a termination fee to Peoples equal to $3 million. The requirement that Citizens make such a payment could discourage another company from making a competing proposal.

The fairness opinion of Citizens’ financial advisor does not reflect changes in circumstances subsequent to the date of such opinion.

The Citizens boards of directors received an opinion, dated April 20, 2026, from Hovde to the effect that, as of such date, the Merger Consideration pursuant to the Merger Agreement is fair from a financial point of view to the holders of Citizens common shares. Hovde’s opinion speaks only as of the date of the opinion. Subsequent changes in the operation and prospects of Citizens or Peoples, general market and economic conditions and other factors that may be beyond the control of Citizens or Peoples may significantly alter the value of Citizens or Peoples or the prices of the Citizens common shares or Peoples common shares by the time the Merger is completed. The opinion does not address the fairness of the Merger Consideration, from a financial point of view, at the time the Merger is completed, or as of any other date other than the date of such opinion. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Hovde in preparing the opinion, is attached as Annex C to this proxy statement/prospectus. For a description of the opinion, see “THE MERGER—Opinion of Citizens’ Financial Advisor” beginning on page 43 of this proxy statement/prospectus.

Failure to complete the Merger could negatively impact the value of Citizens common shares and the future businesses and financial results of Peoples and Citizens.

If the Merger is not completed, the ongoing businesses of Peoples and Citizens may be adversely affected and Peoples and Citizens will be subject to several risks, including the following:

•	Peoples and Citizens will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the Merger Agreement, Citizens is subject to certain restrictions regarding the conduct of its business before completing the Merger, which may adversely affect its ability to execute certain of its business strategies;

•

matters relating to the Merger may require substantial commitments of time and resources by Peoples and Citizens management, which could otherwise have been devoted to other opportunities that may have been beneficial to Peoples and Citizens as independent companies, as the case may be; and

•	Citizens may be required under certain circumstances to pay to Peoples a termination fee in the amount of $3 million pursuant to the terms of the Merger Agreement.

In addition, if the Merger is not completed, Citizens may experience negative reactions from its customers and employees. Employees could resign and obtain other employment as a result of the potential Merger. Citizens also could be subject to litigation related to any failure to complete the Merger.

Citizens shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management of the combined organization.

The Merger will result in Citizens shareholders having an ownership stake in the combined company that is significantly smaller than their current stake in Citizens. Upon completion of the Merger, we estimate that the former Citizens shareholders will own approximately 5.4% of the issued and outstanding common shares of the combined company. Consequently, Citizens shareholders, as a general matter, will have less influence over the management and policies of the combined company after the Merger than they currently exercise over the management and policies of Citizens.

The Peoples common shares to be received by Citizens shareholders upon completion of the Merger will have different rights from Citizens common shares.

Upon completion of the Merger, Citizens shareholders will no longer be shareholders of Citizens but will instead become shareholders of Peoples, and their rights as shareholders of Peoples will be governed by the Ohio Revised Code and by Peoples’ Amended Articles of Incorporation and Code of Regulations. The terms of Peoples’ Amended Articles of Incorporation and Code of Regulations are in some respects materially different than the terms of Citizens’ Amended and Restated Articles of Incorporation (the “Citizens’ Articles of Incorporation”) and Citizens’ Bylaws. See “COMPARISON OF CERTAIN RIGHTS OF CITIZENS AND PEOPLES SHAREHOLDERS” on page 76 of this proxy statement/prospectus.

Citizens will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Citizens, which could negatively affect Peoples’ and Citizens’ combined business operations. These uncertainties may impair Citizens’ ability to attract, retain and motivate key personnel, depositors and borrowers pending the consummation of the Merger, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the consummation of the Merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Citizens to seek to change existing business relationships with Citizens or fail to extend an existing relationship with Citizens. In addition, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the Merger.

The pursuit of the Merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations. Retention of certain employees by Citizens also may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with Peoples after the Merger. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Citizens, Citizens’ business could be harmed.

In addition, in the Merger Agreement Citizens has agreed to operate its business in the ordinary course prior to closing and is restricted from taking certain actions without Peoples’ consent while the Merger is pending. These restrictions may, among other matters, prevent Citizens from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the Merger Agreement, entering into other transactions or making other changes to

Citizens’ business prior to consummation of the Merger or termination of the Merger Agreement. These restrictions could have a material adverse effect on Citizens’ business, financial condition and results of operations. See the section entitled “THE MERGER AGREEMENT— Citizens’ Conduct of Business Pending the Merger” beginning on page 70 of this proxy statement/prospectus.

The integration of Peoples Bank and Citizens Bank will present challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The cost savings, synergies and other benefits expected to result from the proposed transaction will depend in part on whether the operations of Citizens Bank can be integrated in a timely and efficient manner with those of Peoples Bank. Peoples Bank may face challenges in consolidating its functions with those of Citizens Bank, and integrating the organizations, procedures and operations of the two businesses. The integration of Peoples Bank and Citizens Bank will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Peoples Bank and Citizens Bank could result in the failure to fully achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and Peoples Bank may not be able to capitalize on the existing relationships of Citizens Bank to the extent anticipated, or it may take longer, or be more difficult or expensive than expected to achieve these goals. This could have an adverse effect on the business, results of operations, financial condition or prospects of Peoples and/or Peoples Bank after the transaction.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The respective obligations of Peoples and Citizens to complete the Merger are subject to the fulfillment or written waiver of many conditions, including approval by the requisite vote of Citizens shareholders, respectively, receipt of requisite regulatory approvals, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval of the Peoples common shares to be issued to Citizens for listing on the Nasdaq Global Select Market®, the continued accuracy of the representations and warranties by both parties, and the performance by both parties of their covenants and agreements. See “THE MERGER AGREEMENT—Conditions to Consummation of the Merger” on page 66 of this proxy statement/prospectus. These conditions to the consummation of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by March 31, 2027, either Peoples or Citizens may have the opportunity to choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after approval by the requisite vote of the Citizens shareholders. In addition, Peoples or Citizens may elect to terminate the Merger Agreement in certain other circumstances. See “THE MERGER AGREEMENT—Termination of the Merger Agreement” on page 73 of this proxy statement/prospectus for a fuller description of these circumstances.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

Before the Merger and the Subsidiary Bank Merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve, ODFI and other regulatory authorities. In determining whether to grant these approvals, these regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals Required” beginning on page 55. These approvals could be delayed or not obtained at all, due to a number of factors including any or all of the following: an adverse development in either party’s regulatory standing, or any other factors considered by regulatory authorities in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment, including as a result of changes in federal policy and/or leadership in the U.S. executive administration, Congress or bank regulatory agencies. The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the Merger Agreement, including, without limitation, by requiring Peoples to divest one or more branches of Citizens. There can be no assurance that the regulatory authorities will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the Merger or will otherwise reduce the anticipated benefits of the Merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Merger. Additionally, the completion of the Merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the Merger Agreement. See the section entitled “THE MERGER—Regulatory Approvals Required” beginning on page 55 of this prospectus/proxy statement.

Issuance of Peoples common shares in connection with the Merger may adversely affect the market price of Peoples common shares.

In connection with the payment of the Merger Consideration, Peoples expects to issue up to 2,051,540 common shares to Citizens shareholders. The issuance of these new Peoples common shares may result in fluctuations in the market price of Peoples common shares, including a share price decrease.

Certain Citizens directors and executive officers have interests in the Merger that may differ from the interests of Citizens shareholders.

The Citizens shareholders should be aware that certain Citizens directors and executive officers have interests in the Merger and have arrangements that are different from, or in addition to, those of Citizens shareholders generally. The Citizens board was aware of these interests and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that Citizens shareholders vote in favor of the approval of the Merger Agreement proposal. For a description of these interests, see the section entitled “THE MERGER—Interests of Citizens Executive Officers and Directors in the Merger” beginning on page 56 of this prospectus/proxy statement.

If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, then the Citizens shareholders may be required to pay substantial U.S. federal income taxes.

Peoples’ and Citizens’ obligations to complete the Merger are conditioned upon the receipt of tax opinions from both Peoples’s legal counsel, Vorys, Sater, Seymour and Pease LLP, and Citizens’ legal counsel, FBT Gibbons LLP, dated as of the closing date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code (the “Merger Tax Opinions”). The Merger Tax Opinions will be based on, among other things, certain representations and assumptions as to factual matters made by Peoples and Citizens. The failure of any factual representation or assumption to be true, correct and complete in all material respects could affect the validity of the Merger Tax Opinions. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the Merger Tax Opinions. In addition, the Merger Tax Opinions will be based on current law and cannot be relied upon if current law changes with retroactive effect. If the Merger does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, then the stock consideration received in the Merger would be taxable to the U.S. resident shareholders of Citizens and such shareholders would be treated as selling their Citizens common shares in a taxable transaction in exchange for Peoples common shares and cash received in the Merger, and could as a result recognize taxable income in the Merger with respect to the stock consideration as well as the cash consideration received in the Merger. See “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this proxy statement/prospectus.

Citizens shareholders who exercise dissenters’ rights in connection with the Merger will receive a value for their Citizens common shares that may be less than the value of the Merger Consideration and will be determined pursuant to an appraisal process that is uncertain, may be costly and may delay receipt of payment.

Citizens shareholders who properly exercise dissenters’ rights under applicable law will be entitled to receive cash payment for the “fair value” of their Citizens common shares as determined in accordance with the applicable statutory appraisal procedures, in lieu of receiving the Merger Consideration. The fair value determined through the appraisal process may be greater than, equal to or less than the value of the Merger Consideration that would otherwise be received by Citizens shareholders who do not exercise such rights.

The appraisal process is subject to strict procedural requirements, and the failure to comply with such requirements in a timely and proper manner may result in the loss of dissenters’ rights. In addition, the determination of fair value may involve significant judgment and may differ from the valuation methodologies or assumptions used in connection with the negotiation of the Merger Consideration. The process may also require the engagement of legal counsel and valuation experts and could result in substantial costs and expenses. The timing of payment to dissenting shareholders is uncertain and may be delayed pending completion of the appraisal process. Accordingly, Citizens shareholders who exercise dissenters’ rights bear the risk that the amount ultimately received for their shares will be less favorable than the value of the Merger Consideration.

Risks Related to Peoples’ Business

You should read and consider risk factors specific to Peoples’ business that will also affect the combined company after the Merger, described in Peoples’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as updated by subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed by Peoples with the SEC and incorporated by reference into this document. See “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 81 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Peoples common shares are traded on the Nasdaq Global Select Market® under the symbol “PEBO.” As of June 9, 2026, there were 35,928,794 Peoples common shares outstanding which were held by approximately 3,528 shareholders of record.

Citizens’ common shares are traded on the OTC Market Group’s OTCID Market under the symbol “CZNL.” As of June 9, 2026, there were 976,924 Citizens common shares outstanding, which were held by approximately 163 holders of record.

The information presented in the following table reflects the last reported sale prices per share of Peoples common shares and Citizens common shares as of April 20, 2026, the last trading day preceding our public announcement of the Merger, and June 15, 2026, the last practicable day for which information was available prior to the date of this proxy statement/prospectus. The table also presents the implied value of Citizens common shares based on those prices for Peoples common shares and the 2.10 fixed exchange ratio. The implied value reflected below includes the $8.00 in cash consideration that will be paid in the Merger. No assurance can be given of what the market price of Peoples common shares will be if and when the Merger is completed.

	Peoples Common Shares	Implied value per Citizens common share at the 2.10 fixed exchange ratio (including the $8.00 in Cash Consideration)
April 20, 2026	$34.74	$80.95
June 15, 2026	$35.89	$83.37

The following table lists the high and low prices per share for Peoples common shares and Citizens common shares and the cash dividends declared by each company for the periods indicated.

	Peoples Common Shares			Citizens Common Shares
	High	Low	Dividends	High		Low		Dividends
2024
First Quarter	$33.41	$26.89	$0.39	$40.00		$38.99		$0.24
Second Quarter	$30.73	$27.17	$0.40	$45.00		$45.00		$0.24
Third Quarter	$34.30	$28.87	$0.40	$40.00		$38.11		$0.25
Fourth Quarter	$36.02	$28.88	$0.40	$46.00		$41.00		$0.25
2025
First Quarter	$33.78	$29.20	$0.40	$45.61		$44.75		$0.25
Second Quarter	$31.02	$26.85	$0.41	$42.85		$42.00		$0.25
Third Quarter	$32.10	$28.16	$0.41	$—	(1)	$—	(1)	$0.25
Fourth Quarter	$31.87	$27.67	$0.41	$49.00		$44.85		$0.25
2026
First Quarter	$34.18	$30.16	$0.41	$53.00		$51.50		$0.25
Second Quarter (through June 9, 2026)	$32.77	$36.27	$0.42	$80.00		$59.99		$0.26

(1)	No pricing information reported.

THE SPECIAL MEETING OF SHAREHOLDERS OF CITIZENS

Time, Date and Place

This proxy statement/prospectus is being provided to Citizens shareholders in connection with the solicitation of proxies by the Citizens board of directors for use at the special meeting of shareholders (the “Citizens special meeting”) to be held at 11:00 a.m., Eastern Daylight Time, on August 6, 2026, at the main office of Citizens Bank of Kentucky, Inc. located at 620 Broadway, Paintsville, Kentucky 41240, including any adjournments or postponements of the Citizens special meeting.

This proxy statement/prospectus is also being furnished by Peoples to Citizens shareholders as a prospectus in connection with the issuance of Peoples common shares upon completion of the Merger.

Matters to be Considered

At the Citizens special meeting, the shareholders of Citizens will be asked to consider and vote on the following matters:

•	a proposal to approve the Merger Agreement; and

•

a proposal to approve the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Citizens special meeting to approve the Merger Agreement.

The board of directors of Citizens believes that the Merger with Peoples is advisable and in the best interests of Citizens shareholders and recommends that you vote (1) “FOR” the approval of the Merger Agreement, and (2) “FOR” the proposal to adjourn the Citizens special meeting, if necessary, to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors of Citizens has fixed the close of business on June 9, 2026, as the record date for determining the Citizens shareholders who are entitled to notice of and to vote at the Citizens special meeting. Only holders of Citizens common shares at the close of business on the record date will be entitled to notice of and to vote at the Citizens special meeting.

As of the close of business on June 9, 2026, there were 976,924 Citizens common shares outstanding and entitled to vote at the Citizens special meeting, which Citizens common shares were held of record by approximately 163 shareholders. Each Citizens common share entitles the holder to one vote on all matters properly presented at the Citizens special meeting.

Votes Required; Quorum

Under the Citizens’ Articles of Incorporation and the Kentucky Revised Statutes Section 271B.11-030, the approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the Citizens common shares outstanding and entitled to vote on the proposal. Approval of an adjournment of the Citizens special meeting requires that a majority of the votes cast on the proposal at the Citizens special meeting be voted in favor of the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have the effect of a vote “AGAINST” the Merger proposal but will have no effect on the voting on the proposal to adjourn.

As of April 20, 2026, the directors of Citizens, who collectively owned 234,743 Citizens common shares (excluding certain shares held through deferred compensation arrangements that the directors are not entitled to vote), or approximately 24.03% of the outstanding Citizens common shares, entered into voting agreements with Peoples pursuant to which they agreed, subject to certain terms and conditions, to vote their Citizens common shares in favor of the approval of the Merger Agreement.

As of the date of this proxy statement/prospectus, Peoples and its directors, executive officers and affiliates beneficially owned no Citizens common shares.

Your vote is important. Beneficial owners who hold Citizens common shares in “street name” through a broker must instruct their broker how to vote their shares of Citizens common shares on the approval of the Merger Agreement. Without specific instructions from the beneficial owners, brokers are prohibited from voting such shares. If you fail to return your proxy card prior to the deadline for doing so or vote in person at the Citizens special meeting, or if you mark “ABSTAIN” on your proxy card or ballot at the special meeting, or if your Citizens common shares are held in “street name” and you fail to instruct your broker how to vote, it will have the same effect as a vote “AGAINST” the approval of the Merger Agreement, but it will have no effect on the vote on the adjournment proposal.

A majority of Citizens’ outstanding common shares must be present, in person or by proxy, at the Citizens special meeting to constitute a quorum. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

The Citizens board of directors does not expect any matter other than the approval of the Merger Agreement, and, if necessary, the approval of the adjournment of the Citizens special meeting to solicit additional proxies, to be brought before the Citizens special meeting.

Solicitation and Revocation of Proxies

A proxy card accompanies each copy of this proxy statement/prospectus mailed to Citizens shareholders. Your proxy is being solicited by the board of directors of Citizens. Whether or not you attend the Citizens special meeting, the Citizens board of directors urges you to promptly submit your proxy by returning your properly executed proxy card as soon as possible. If you timely submit your properly executed proxy card prior to the Citizens special meeting and do not revoke it prior to its use, the Citizens common shares represented by that proxy card will be voted at the Citizens special meeting or, if appropriate, at any adjournment of the Citizens special meeting. Citizens common shares will be voted as specified on the proxy card or, in the absence of specific instructions to the contrary, will be voted “FOR” the approval of the Merger Agreement and “FOR” the approval of the adjournment of the Citizens special meeting, if necessary, to solicit additional proxies.

Citizens shareholders may revoke a proxy at any time before a vote is taken at the Citizens special meeting by:

•	filing a written notice of revocation with the Secretary of Citizens, at 620 Broadway, Paintsville, Kentucky 41240, which must be received no later than August 5, 2026;

•	executing and returning another proxy card with a later date—only your latest completed, signed and dated proxy card received prior to August 6, 2026, will be counted; or

•	attending the Citizens special meeting and either giving notice of revocation of your proxy in person to the Secretary, or voting by ballot at the special meeting.

Your attendance at the Citizens special meeting will not, by itself, revoke your proxy.

If you hold your Citizens common shares in “street name” through a broker, bank or other nominee, you must provide your broker, bank or nominee (the record holder of your Citizens common shares) with instructions on how to vote your Citizens common shares. Your broker, bank or other nominee will provide you with a proxy card and voting instructions. If you have instructed your broker, bank or other nominee to vote your common shares, you must follow the directions received from your broker, bank or other nominee to change or revoke your vote.

Cost of Solicitation

Citizens will bear its own cost of solicitation of proxies on behalf of the Citizens board of directors. Proxies will be solicited by mail, and may be further solicited by additional mailings, personal contact, telephone, facsimile or electronic mail, by directors, officers and employees of Citizens, none of whom will receive additional compensation for their solicitation activities. Citizens will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of Citizens common shares not beneficially owned by them, for forwarding this proxy statement/prospectus and other proxy solicitation materials to, and obtaining proxies from, the beneficial owners of Citizens common shares entitled to vote at the Citizens special meeting.

PROPOSALS SUBMITTED TO CITIZENS SHAREHOLDERS

Citizens Merger Proposal

As discussed throughout this proxy statement/prospectus, Citizens is asking its shareholders to approve the Merger Agreement. The affirmative vote of the holders of at least a majority of the Citizens common shares outstanding and entitled to vote on the proposal is required to approve the Merger Agreement. Abstentions will have the same effect as a vote “AGAINST” the approval of the Merger Agreement.

Citizens shareholders should carefully read this document in its entirety for more detailed information regarding the Merger Agreement and the Merger. In particular, shareholders are directed to the copy of the Merger Agreement attached as Annex A to this proxy statement/prospectus.

The board of directors of Citizens recommends that shareholders vote “FOR” the approval of the Merger Agreement.

Citizens Adjournment Proposal

The Citizens special meeting may be adjourned to another time or place, if necessary, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Citizens special meeting to approve the Merger Agreement. If, at the time of the Citizens special meeting, the number of Citizens common shares present or represented and voting in favor of the Merger Agreement proposal is insufficient to approve the Merger Agreement, Citizens intends to move to adjourn the Citizens special meeting in order to enable the Citizens board of directors to solicit additional proxies for approval of the Merger proposal. In that event, Citizens will ask the holders of Citizens common shares to vote only upon the adjournment proposal and not the Merger proposal.

In the Citizens adjournment proposal, Citizens is asking the holders of common shares to authorize the holder of any proxy solicited by the Citizens board of directors to vote in favor of granting discretionary authority to the proxy holders to adjourn the Citizens special meeting to another date, time and place for the purpose of soliciting additional proxies. Approval of an adjournment of the Citizens special meeting requires that a majority of the votes cast on the proposal at the Citizens special meeting be voted in favor of the proposal. If the Citizens shareholders approve the adjournment proposal, Citizens could adjourn the Citizens special meeting and any adjourned session of the Citizens special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Citizens shareholders who have previously voted.

The Citizens board of directors recommends that shareholders vote “FOR” the Citizens adjournment proposal.

DISSENTERS’ RIGHTS

Rights of Dissenting Citizens Shareholders

The following summarizes the provisions of Kentucky law relating to the dissenters’ rights of shareholders. The provisions of Sections 271B.13-010 through 271B.13-310 of the KBCA, which control a Citizens shareholder’s right to dissent from the Merger, are attached in full as Annex B to this proxy statement/prospectus. We urge you to read Annex B in its entirety.

Any shareholder of record of Citizens who objects to the Merger and who fully complies with Sections 271B.13-010 through 271B.13-310 of the KBCA will be entitled to demand and receive payment, if the Merger is consummated, in cash of an amount equal to the fair value of all, but not less than all, of his or her Citizens common shares. A shareholder of record may, however, assert dissenters’ rights as to fewer than all of the shares registered in his or her name if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Citizens in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights.

For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights, the fair value of a dissenting shareholder’s Citizens common shares equals the value of the shares immediately before the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

Any Citizens shareholder desiring to dissent from the Merger and receive payment of the fair value of his or her Citizens common shares must:

•	deliver to Citizens, before the shareholder vote on the Merger Agreement, a written notice of his or her intent to demand payment for his or her shares if the Merger is consummated;

•	not vote his or her shares in favor of the Merger Agreement; and

•

demand payment, certify whether the holder acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed Merger, and deposit his or her stock certificates with Citizens in accordance with the terms of a dissenters’ notice to be sent to all dissenting shareholders within 10 days after the Merger is authorized by shareholders.

Only a record shareholder may assert dissenters’ rights, except that a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder (as in the case of shares held in a brokerage account) may assert dissenters’ rights on his or her own behalf if: (i) the record shareholder’s written consent to the dissent is submitted to Citizens not later than the time the beneficial shareholder asserts dissenters’ rights; and (ii) the beneficial owner asserts dissenters’ rights with respect to all shares of which he or she is the beneficial owner or over which he or she has the power to direct the vote.

All written communications from shareholders with respect to the exercise of dissenters’ rights should be mailed before the Merger is completed to Citizens National Corporation, 620 Broadway, Paintsville, Kentucky 41240, Attention: Secretary, and after the Merger is completed to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attention: Investor Relations. Voting against, abstaining from voting or failing to vote on the proposal to approve the Merger Agreement is not enough to satisfy the requirements of the KBCA. You must also comply with all of the conditions relating to the separate written notice of intent to dissent from the Merger, the separate written demand for payment of the fair value of Citizens common shares and the deposit of the stock certificates.

The dissenters’ notice sent to dissenting shareholders will:

•	specify the dates and place for receipt of the payment demand and the deposit of the Citizens stock certificates;

•	inform holders of uncertificated shares, if any, to what extent transfer of the shares will be restricted after the payment demand is received;

•

supply a form for demanding payment that includes the date of the first public announcement of the terms of the Merger as provided above and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership of the shares before that date;

•	set a date by which Peoples must receive the payment demand, which date must not be fewer than 30, nor more than 60 days after the dissenters’ notice is delivered; and

•	be accompanied by a copy of the dissenters’ rights provisions of the KBCA.

Following the later to occur of the date on which the Merger is completed or the date on which Peoples receives a payment demand from a dissenting shareholder who has complied with the statutory requirements, Peoples will pay the dissenter the estimated fair value of his or her shares, plus accrued interest. Peoples’ payment will be accompanied by:

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Citizens’ balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

•	a statement of Peoples’ determination of the fair value of the shares;

•	an explanation of how the interest was calculated; and

•	a statement of the dissenting shareholder’s right to demand payment of a different amount under Section 271B.13-280 of the KBCA.

After the Merger, Peoples may, under Section 271B.13-270, elect to withhold payment from a dissenter who became the beneficial owner of the shares on or after the date of the first public announcement of the terms of the Merger. If Peoples makes such an election, it must estimate the fair value of the shares, plus accrued interest, and send an offer to the dissenter that includes the estimate of the fair value, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment of a different amount under Section 271B.13-280. Peoples must pay the offer amount to each such dissenting shareholder who agrees to accept it in full satisfaction of his or her demand.

If Peoples fails to pay (except as provided in Section 271B.13-270) the estimated fair value of shares with respect to which a dissenter has complied with the dissenting shareholder requirements within 60 days of the date for demanding payment set forth in the dissenters’ notice, such dissenting shareholder may notify Peoples in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate.

If the dissenting shareholder believes the amount Peoples paid or offered is less than the fair value of the shares or that the interest due is incorrectly calculated, within 30 days after Peoples makes or offers payment for the shares of a dissenting shareholder, the dissenting shareholder must demand payment of his or her own estimate of the fair value of the shares and interest due. A dissenter waives the right to demand payment unless he or she notifies Peoples of his or her demand in writing within 30 days after Peoples made or offered payment for his or her shares. If the demand for payment of the different amount under Section 271B.13-280 remains unsettled, then Peoples, within 60 days after receiving the payment demand of a different amount from the dissenting shareholder, must file an action in the Johnson County, Kentucky circuit court requesting that the fair value of the dissenting shareholder’s shares be determined. Peoples must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Peoples does not begin the proceeding within the 60-day period, it must pay the amount demanded by each dissenting shareholder whose demand remains unsettled.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of Citizens common shares pursuant to Subtitle 13 of the KBCA may not be complete and is qualified in its entirety by reference to the full text of Subtitle 13 of the KBCA (Chapter 271B, Subtitle 13, Title XXIII of the Kentucky Revised Statutes) attached as Annex B to this proxy statement/prospectus. Ensuring perfection of dissenters’ rights can be complicated. The procedural rules are specific and must be followed precisely. A Citizens shareholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue dissenters’ rights.

U.S. shareholders should note that dissenting shareholders will recognize gain or loss for federal income tax purposes on cash paid to them in satisfaction of the fair value of their shares, and should consult their tax advisors accordingly. See “THE MERGER—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 57 of this proxy statement/prospectus.

Failure by any shareholder to follow the steps required by the KBCA for properly asserting dissenters’ rights may result in the loss of those rights. If you are considering dissenting from the approval of the Merger Agreement and asserting your dissenters’ rights under the KBCA, you should consult your legal advisor.

THE MERGER

The Proposed Merger

The Merger Agreement provides for the merger of Citizens with and into Peoples, with Peoples as the surviving entity. Thereafter, at a later time specified in the certificate of merger filed by Peoples Bank with the Ohio Secretary of State and articles of merger filed with the Kentucky Secretary of State, Citizens Bank of Kentucky, Inc., will be merged with and into Peoples Bank, with Peoples Bank surviving the Subsidiary Bank Merger.

The Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

Background of the Merger

Citizens and its Board of Directors (the “Citizens Board”), together with Citizens’ senior management (“Citizens Management”), have, from time to time, reviewed and evaluated Citizens’ performance and prospects and, when appropriate, reassessed Citizens’ strategic priorities and long-term objectives in light of prevailing business conditions, historical performance, industry trends, economic and capital market conditions, competitive dynamics affecting community banking institutions, and regulatory developments. As part of these periodic reviews, the Citizens Board and Citizens Management have considered a range of potential strategic and financial initiatives intended to enhance long-term shareholder value, including organic growth initiatives, balance sheet and capital actions, potential branch and business-line initiatives, opportunistic asset actions, and potential strategic combinations or other strategic alternatives. In these discussions, the Citizens Board and Citizens Management have considered industry-wide challenges and constraints often facing community banking institutions, including competition for core deposits and talent, board succession planning considerations, increasing technology and compliance costs, evolving customer preferences, and the limited liquidity historically available to holders of Citizens common shares.

In June 2025, representatives of Forvis Mazars Capital Advisors, LLC (“Forvis Mazars”) met with the Citizens Board and made a presentation regarding, among other matters, Forvis Mazars’ experience advising community bank clients, the then-current mergers and acquisitions environment for banking institutions, guideline and comparable transactions, the decision-making process for evaluating a potential sale, the customary steps in running a sale process, and an illustrative proposed timeline for a potential strategic alternatives process.

In July 2025, the Citizens Board determined that it would be appropriate to explore strategic alternatives more formally, including the potential for a business combination transaction, and began engaging external advisors. On July 30, 2025, Citizens retained Forvis Mazars as its financial advisor to assist the Citizens Board in evaluating strategic alternatives and, if appropriate, managing an outreach process, evaluating proposals, and advising the Citizens Board regarding valuation and transaction terms. In connection with the selection of a financial advisor, the Citizens Board also considered engaging another nationally recognized investment banking firm with a substantial financial institutions practice and experience advising community banks in merger and acquisition transactions, including in the broader region. Citizens selected Forvis Mazars based on, among other factors, Forvis Mazars’ long-standing activity advising bank transactions in Kentucky, its knowledge of the Eastern Kentucky market, and the fact that employees of Forvis Mazars have worked with Citizens for more than 40 years. Citizens also retained FBT Gibbons LLP (“FBTG”), Citizens’ longstanding outside legal counsel, as legal counsel to advise the Citizens Board and Citizens Management regarding fiduciary duties, process considerations, confidentiality arrangements, and negotiation of transaction documents. Citizens subsequently retained Hovde Group, LLC (“Hovde”), a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger, to provide the board of directors of Citizens with a fairness opinion with respect to the Merger. See “—Opinion of Citizens’ Financial Advisor” beginning on page 43 of this proxy statement/prospectus.

In connection with the Citizens Board’s decision to explore strategic alternatives, Citizens and its advisors discussed an outreach process intended to identify potential acquirors or strategic partners that could provide attractive value to Citizens’ shareholders and a high degree of execution certainty. The outreach process also reflected the Citizens Board’s interest in evaluating key structural and execution considerations, including the form of consideration (cash, stock, or a mix), tax consequences to Citizens’ shareholders, the likelihood and timing of required regulatory approvals, potential antitrust and deposit concentration issues, financing and capital considerations for a prospective acquiror (particularly in an all-cash transaction), and potential impacts on Citizens’ customers, employees, and the communities served by Citizens Bank. With the assistance of Forvis Mazars, Citizens contacted 16 potential acquirors. Six financial institutions expressed some level of interest, and Citizens made an electronic data room available to five institutions that executed confidentiality agreements, which agreements did not include standstill provisions or “don’t ask, don’t waive” provisions. The data room was opened on December 2, 2025. All parties that were provided access to the data room received identical information via the data room. In addition, Citizens responded to certain follow-up requests from Party A and Party B by providing supplemental information directly to those parties. Party B also held a lunch meeting with Citizens Management during the process.

As part of the process, Forvis Mazars distributed a process outline and requested non-binding indications of interest. Bidders were asked to submit proposals addressing, among other matters, valuation (on both an aggregate and per-share basis), the form of consideration (cash, stock or a mix), any pricing mechanics or adjustments, material financial conditions, proposed transaction structure, termination fee provisions, integration plans, employment and severance considerations, due diligence timing, and required regulatory approvals and other contingencies.

Forvis Mazars established an initial bid deadline of 12:00 p.m. on January 8, 2026, which was subsequently extended on January 7, 2026 to 12:00 p.m. on January 14, 2026. All bids were received at approximately 12:00 p.m. on January 14, 2026, and Forvis Mazars reviewed each offer with the applicable bidding party. From January 14, 2026 through the January 27, 2026 Board meeting, Forvis Mazars remained in frequent communication with process participants regarding their interest and the status of the process.

As a result of this outreach process, Citizens received non-binding indications of interest from Peoples and another institution referred to in this proxy statement as “Party A.” Citizens also received a verbal indication of interest from another institution referred to in this proxy statement as “Party B,” and additional follow-up regarding Party B’s interest was anticipated. The indication of interest from Party A contemplated an all-cash transaction with an aggregate transaction value in the range of approximately $64.7 million to $67.8 million, which equated to an implied per-share value of approximately $66.26 to $69.41 per Citizens common share and a valuation of approximately 1.05x to 1.10x tangible book value, subject to due diligence and customary adjustments. The indication of interest from Peoples contemplated a transaction involving a mix of stock and cash consideration, described at that time as approximately 80% stock and 20% cash, with an implied aggregate transaction value in the range of approximately $69.1 million to $75.0 million, corresponding to an implied per-share value of approximately $70.73 to $76.82 and a valuation of approximately 1.06x to 1.15x tangible book value, based on Peoples’ trading price at the time. Party B indicated verbally that it was prepared to propose a transaction involving stock consideration, with an aggregate transaction value in the range of approximately $65.3 million to $71.8 million, corresponding to an implied per-share value of approximately $66.80 to $73.50 and a valuation range of approximately 1.00x to 1.10x tangible book value, subject to due diligence and further negotiation. In connection with a possible transaction, the Citizens Board considered employee-related matters, including potential employment agreements for certain employees, and reviewed severance policies of potential acquirors as part of its broader evaluation of the potential effects of a transaction.

On January 27, 2026, the Citizens Board held a special meeting to review and discuss the status of the strategic alternatives process. The meeting focused on evaluating indications of interest and related proposals received in connection with that process. At the meeting, Citizens Management provided directors with written materials prepared by Forvis Mazars, including an offer summary packet describing the outreach process, a list of the parties that had expressed interest, and the proposals and indications of interest received, together with comparative information regarding transaction structures, valuation metrics, and other illustrative market data. Citizens’ advisors made presentations at the meeting and responded to questions from the Citizens Board.

At the meeting, representatives of FBTG reviewed with the Citizens Board the fiduciary duties applicable to directors generally and in the context of evaluating a potential strategic transaction, including duties of care and loyalty and process considerations relevant to evaluating strategic alternatives. Representatives of FBTG also discussed potential director conflicts or related-party considerations in light of the proposals received, and, following discussion, the Citizens Board determined that no actual or potential conflicts of interest existed that would impair any director’s ability to evaluate the proposed transactions objectively. The Citizens Board discussed the applicable fiduciary duties and process considerations and had an opportunity to ask questions of FBTG and Citizens Management.

Representatives of Forvis Mazars reviewed the offer summary materials and the process and status of interest received, including that 16 potential acquirors were contacted, six institutions expressed some level of interest, the data room was made available to five institutions that executed confidentiality agreements, and formal bids were received from Peoples and Party A. Forvis Mazars reviewed Party A’s proposal and discussed Party A’s ability to complete a transaction and maintain sufficient capital. Because Party A’s proposal was described as all cash, the discussion included Party A’s ability to raise the cash necessary to close. The Citizens Board also discussed Party A’s limited recent merger and acquisition activity.

Forvis Mazars reviewed Peoples’ proposal, described as approximately 80% stock / 20% cash, and discussed considerations for Citizens’ shareholders, including liquidity from the cash portion and the ability to sell stock in the future. Forvis Mazars also reviewed factors it considered strengths for Peoples, including trading volume, valuation metrics, and dividend yield information reflected in the materials presented to the Citizens Board. The Citizens Board discussed that Peoples’ proposal involved a fixed exchange ratio and that, as a result, the implied value of the stock portion of the merger consideration could fluctuate with Peoples’ stock price before closing. The Citizens Board also discussed the potential advantages and disadvantages of receiving publicly traded stock, including potential upside participation, market liquidity, and market risk.

The Citizens Board discussed antitrust considerations raised in connection with Peoples’ footprint and the possibility of required divestitures, including the risk of delay or changes in terms if regulators required deposit divestiture. The Citizens Board considered how such regulatory issues could affect timing and certainty of closing. Citizens Management and the Citizens Board also discussed differences in tax impact between an all-cash transaction and a stock/cash transaction. The discussion included that, in general, cash consideration may result in taxable gain, while stock consideration may be tax-deferred, and that the cash portion in a mixed transaction would generally be taxable. The Citizens Board also discussed valuation and how pricing compared to other transactions, including the view that market factors affecting Eastern Kentucky institutions may influence deal pricing and that the bids received to date were generally in the same range. The Citizens Board further discussed employee and branch overlap considerations, including Citizens Management’s concern regarding employee retention and potential branch actions due to overlap in Citizens’ footprint. The Citizens Board also discussed the benefits of keeping the process moving and considered potential next steps and timing, including the use of a letter of intent and the expected timeline to a definitive agreement.

At the January 27, 2026 Board meeting, Forvis Mazars also discussed that, although a formal written indication of interest from Party B had not yet been received at the start of the meeting, Party B had communicated that it anticipated providing a written indication of interest promptly. During the January 27, 2026 Board meeting, Forvis Mazars advised the Citizens Board that, during the course of the meeting, it had received a verbal indication of interest from Party B, which was subsequently confirmed through a written offer on January 28, 2026. Forvis Mazars reviewed the terms of Party B’s indication of interest with the Citizens Board and noted that the proposal was generally consistent with Party B’s previously communicated expectations, including an 80%/20% stock/cash split, for a price reflecting Tangible Book Value of the Citizens stock, but that the economic terms and overall value were not as favorable as the proposal submitted by Peoples.

Following discussion, upon motion duly made and seconded, the Citizens Board authorized Citizens’ advisors to continue discussions and further explore a potential strategic transaction with Peoples. The Citizens Board also authorized the Chair to execute and deliver the indication of interest with Peoples on behalf of Citizens in substantially the form presented to the Citizens Board, with such non-material changes as the Chair may approve, in consultation with Citizens’ advisors and counsel.

Following the January 27, 2026 Board meeting, and consistent with the Citizens Board’s authorization to further explore a potential strategic transaction with Peoples, Citizens and Peoples proceeded into a more detailed diligence and negotiation phase. Peoples continued its review of Citizens through the electronic data room and additional information requests, including requests relating to Citizens’ financial condition, loan portfolio and credit quality, deposits and funding profile, operations, compliance matters, material contracts, litigation, and other matters, customary for a bank holding company transaction. Citizens, with the assistance of its advisors, also conducted customary “reverse diligence” on Peoples, including review of Peoples’ publicly available financial and market information and discussions regarding Peoples’ operations and strategic priorities. Citizens’ reverse diligence included a conference call among Citizens Management, Forvis Mazars, and Hovde during which, among other matters, post-closing governance, markets, and community considerations were discussed. In addition, on February 24, 2026, Leisha Maynard, President and Chief Executive Officer of Citizens, and Tyler Wilcox, President and Chief Executive Officer of Peoples, met in person to further discuss the potential transaction, including key structural, operational, and strategic considerations.

In proceeding with further diligence and negotiations, Citizens and Peoples generally used as their starting point the principal terms set forth in Peoples’ non-binding indication of interest dated January 14, 2026, including a transaction structure involving a mix of stock and cash consideration (with up to approximately 20% of the consideration payable in cash), a fixed exchange ratio framework based on Peoples’ common shares, a holding company merger followed by a subsidiary bank merger, customary conditions to closing (including completion of due diligence, receipt of required regulatory approvals, and approval by Citizens’ shareholders), and customary deal protection provisions.

As described below, during the period from January 27, 2026 to April 20, 2026, Citizens and Peoples, together with their respective legal and financial advisors, held a series of diligence discussions and negotiation calls, including calls among Citizens Management, Forvis Mazars, and Peoples’ financial advisors, as well as calls among FBTG and Peoples’ legal counsel, to discuss diligence findings and begin negotiating the terms of a definitive transaction agreement.

On March 20, 2026, counsel for Peoples circulated an initial draft of the Agreement and Plan of Merger to counsel for Citizens. Over the ensuing weeks, Citizens and Peoples, together with their respective legal and financial advisors, exchanged drafts of the merger agreement and negotiated the principal economic and non-economic provisions of the transaction. Among other modifications negotiated by the parties, the parties negotiated revisions to the employee matters provisions of the merger agreement, including to clarify regarding the availability and amount of severance for Citizens’ employees who are not retained following the Closing, to confirm treatment of change in control payments under existing Citizens benefit plans, and to establish a retention bonus pool for certain employees. Citizens also negotiated to ensure the interim operating covenants governing Citizens’ conduct of business between signing and closing offered sufficient flexibility for Citizens Management. In addition, the parties agreed to revise the provision of the merger agreement governing acquisition proposals to restructure the fiduciary out provisions, providing Citizens’ Board of Directors (or a duly authorized committee thereof) with enumerated rights in relation to any unsolicited bona fide written Acquisition Proposal that Citizens’ Board determines in good faith, after consultation with outside legal counsel and financial advisors, either constitutes or is reasonably likely to result in a Superior Proposal, while also adding an express termination right permitting Citizens to terminate the merger agreement to enter into a definitive agreement with respect to an alternative acquisition proposal, subject to compliance with the applicable provisions of the merger agreement and payment of a termination fee (as described in the section titled “THE MERGER AGREEMENT—Acquisition Proposals and Termination Fee”). As described in further detail below, Citizens also negotiated certain structural protections in the merger agreement addressing market volatility and regulatory divestiture risk.

As part of this negotiation process, and in light of the Citizens Board’s consideration of both market volatility and antitrust risk, Citizens proposed certain structural modifications to the transaction terms. During negotiations occurring between April 2, 2026 and April 20, 2026, Citizens raised concerns regarding potential fluctuations in the market price of Peoples’ common stock between signing and closing and the execution risk associated with possible regulatory requirements to divest deposits in certain markets. In the initial revised draft of the merger agreement, FBTG included provisions in the merger agreement addressing stock-price volatility which were ultimately agreed to by Peoples and its counsel. Specifically, FBTG revised the merger agreement to reflect that Citizens’ shareholders are entitled to receive a fixed exchange ratio of 2.10 shares of Peoples common stock per share of Citizens common stock, together with $8.00 in cash per share. This combination of cash and stock as consideration was consistent with Peoples’ indication of interest received on January 14, 2026, which reflected that Peoples was willing to agree that up to approximately 20% of the consideration would be payable in cash, as detailed above. In addition, the merger agreement was revised to provide Citizens with a termination right if, following receipt of all required regulatory approvals and before the effective time, the average market value of Peoples’ common stock declines below specified thresholds tied to both Peoples’ historical trading price and the performance of the NASDAQ Bank Index.

In addition, during negotiations between April 2, 2026 and April 10, 2026, the parties addressed regulatory and antitrust uncertainty, including the possibility that regulators could require divestitures of deposits in certain markets as a condition to approving the Merger. In connection with these discussions, the parties agreed to include a provision in the definitive Merger Agreement addressing the level of regulatory burden Peoples would be required to accept without triggering their right to terminate.

Under the Merger Agreement, no regulatory condition will be deemed to constitute a materially adverse regulatory burden on Peoples unless such condition would require the divestiture of deposits or assets having an aggregate book value in excess of $75 million. As a result, regulatory conditions requiring divestitures within this threshold will not, in and of themselves, permit Peoples to refuse to complete the Merger. The Citizens Board considered this provision to be an important element in limiting regulatory execution risk and enhancing the overall certainty that the Merger would be completed.

In evaluating the proposed transaction with Peoples, the Citizens Board and Citizens Management also continued to consider the relative attributes of alternative transaction structures and the proposals previously received, including the execution considerations associated with an all-cash bid (including financing and capital considerations) and the regulatory considerations associated with geographic overlap (including potential divestiture risk).

During negotiations, Peoples proposed an exchange ratio of 2.097 shares of Peoples common stock per share of Citizens common stock together with $7.66 in cash per share. This combination of stock and cash consideration resulted in an implied exchange ratio of approximately 2.33x, which was at the initial exchange ratio range in the indication of interest. Peoples attributed the reduction in the exchange ratio to findings during financial due diligence, along with higher estimated transaction expenses. However, due to improvement in Peoples’ stock price during the period after January 14, 2026, the total consideration was at the top end of the range in the indication of interest. In subsequent negotiations, the parties agreed to increase the exchange ratio to 2.10 shares of Peoples common stock per share of Citizens common stock and increase the cash consideration to $8.00 per share. This resulted in a price per Citizens share of approximately $78.39 and total consideration of approximately $76.6 million as of April 20, 2026, the date the Merger Agreement was executed. In connection with these negotiations, Forvis Mazars communicated with Parties A and B regarding the potential for improved terms; however, no meaningful improvement occurred.

Between January 27, 2026 and April 20, 2026, the Citizens Board received updates regarding the status of discussions with Peoples and the progress of diligence and documentation. Throughout negotiations on the merger agreement, which commenced following receipt of the initial draft from Peoples on March 20, 2026, FBTG engaged with Citizens Management and certain members of the Citizens Board by email and in conference calls to address noteworthy updates in the merger agreement, outstanding diligence items, population of the disclosure schedules and negotiation of certain of the ancillary documentation. On these conference calls, FBTG and Forvis Mazars explained their respective recommendations in terms of revisions to the merger agreement including, among other things, explaining the impact of termination rights in favor of Citizens, the rights of Citizens employees to severance if applicable and the importance of ensuring that the fiduciary out provisions would allow the Citizens Board to properly address any potential Superior Proposals. In addition, as part of discussions between FBTG and Citizens Management on the ancillary documentation, FBTG consulted with Citizens Management regarding revisions to the voting agreement, which was to be signed by directors holding Citizens common shares, and coordinated with Citizens Management to ensure review and execution by such directors.

On April 20, 2026, the Citizens Board met to consider the final terms and conditions of the proposed transaction with Peoples as set forth in the Merger Agreement. At that meeting, representatives of FBTG reviewed with the Citizens Board the Citizens Board’s fiduciary duties in connection with approving the Merger Agreement and recommending it to Citizens’ shareholders. Representatives of FBTG also presented on the terms of the Merger Agreement and related transaction documents and answered questions from the Citizens Board regarding the Merger Agreement. Representatives of Forvis Mazars reviewed the financial aspects of the proposed transaction, including the merger consideration, valuation analyses, and other financial considerations relevant to the Citizens Board’s evaluation, including a review of the history of institutions contacted, those that executed confidentiality agreements, those provided access to the data room, and the bids received; summaries of the offers, together with financial information regarding the bidders; a capital analysis relating to Party A’s proposal given its all-cash structure; a market concentration analysis regarding Peoples and the potential for required divestitures; selected comparable transactions involving banks in Kentucky and the Midwest; and a walk-through of the written offers received.

The Citizens Board also received a fairness presentation from Hovde. At the April 20, 2026 meeting, representatives of Hovde delivered an oral presentation to the Citizens Board reviewing the financial analyses underlying Hovde’s evaluation of the merger consideration and responded to questions from the Citizens Board. Following the meeting, Hovde provided the Citizens Board with its written fairness opinion, dated April 20, 2026, stating that, as of that date and subject to the assumptions, limitations and qualifications set forth therein, the merger consideration to be received by Citizens’ shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to Citizens’ shareholders.

The Merger Agreement provides for, among other things, (i) the merger of Citizens with and into Peoples, with Peoples as the surviving corporation, followed immediately by (ii) the merger of Citizens Bank with and into Peoples Bank pursuant to a separate bank merger agreement attached to the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Parent Merger, each Citizens common share issued and outstanding immediately before the effective time (other than certain excluded shares) will be converted into the right to receive a specified number of Peoples common shares and a fixed amount of cash per share, as set forth in the Merger Agreement.

In addition to the merger consideration and transaction structure, the Citizens Board considered the non-economic provisions of the Merger Agreement, including customary representations and warranties, interim operating covenants, closing conditions, and termination rights. The Citizens Board also discussed execution considerations, including the regulatory approval process and expected timeline and the steps required to prepare and file a registration statement on Form S-4 to register the issuance of Peoples common shares in the merger and to solicit Citizens shareholder approval of the Merger Agreement at a special meeting of shareholders.

After thorough discussion and consideration of the Merger Agreement, the proposed merger consideration, the analyses and advice of its financial and legal advisors, the fairness opinion, and other factors deemed relevant, the Citizens Board (i) determined that the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Merger

Agreement, are advisable and in the best interests of Citizens and its shareholders, (ii) approved and declared advisable the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, (iii) directed Citizens’ officers to finalize the Merger Agreement and related documentation on terms consistent with those reviewed by the Citizens Board and approved the execution and delivery of the Merger Agreement by Citizens, the performance by Citizens of its covenants and other obligations thereunder, and the consummation of the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein, (iv) directed that the Merger be submitted to Citizens’ shareholders for their consideration and approval at a special meeting of shareholders and authorized the fixing of a record date, the setting of the date, time and place of the special meeting, and the solicitation of proxies in connection therewith, including the preparation, filing and delivery of the proxy statement/prospectus included as part of the registration statement on Form S-4, and (v) recommended that Citizens’ shareholders vote in favor of the approval of the Merger Agreement.

The Citizens Board also authorized related actions contemplated by the transaction documents and approval resolutions, including the procurement of a directors’ and officers’ liability insurance tail policy for a period of six years following the effective time of the Merger and certain actions related to employee benefit plans and transition matters.

Following the April 20, 2026 Board meeting, Citizens and Peoples finalized and executed the Merger Agreement. Before the opening of business April  21, 2026, Citizens and Peoples issued a joint press release announcing the execution of the Merger Agreement.

Citizens’ Reasons for the Merger

The Citizens Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of Citizens and its shareholders. In reaching its determination to approve the Merger Agreement and recommend that Citizens’ shareholders approve the Merger, the Citizens Board consulted with Citizens’ senior management and outside financial and legal advisors and considered a variety of factors, including both potential benefits and potential risks of the Merger.

Factors Supporting the Merger

In evaluating the Merger Agreement and the transactions contemplated thereby, the Citizens Board considered, among other factors, the following material considerations, which are not intended to be exhaustive and were not assigned relative weights:

•

The structured strategic alternatives and outreach process conducted with the assistance of Forvis Mazars, including that 16 potential acquirers were contacted, six institutions expressed some level of interest, a data room was made available to five institutions that executed confidentiality agreements, bids were received from three parties, and the Board’s assessment of the terms and relative attractiveness of the proposals received.

•

The Citizens Board’s evaluation of alternative strategic options reasonably available to Citizens, including remaining independent or pursuing other potential transaction structures, and the conclusion that Peoples’ proposal represented the most attractive combination of value, structure and execution certainty.

•

The Citizens Board’s recognition of board leadership succession planning considerations, including the challenges faced by community banking organizations in identifying, recruiting, and retaining qualified directors over time.

•

The economic terms, overall value, and structure of Peoples’ proposal compared to other alternatives reviewed in the process, including differences in form of consideration (cash versus stock/cash), shareholder liquidity, execution certainty, and regulatory considerations.

•

The merger consideration under the Merger Agreement, pursuant to which each issued and outstanding share of Citizens common stock (other than certain excluded shares) will be converted into the right to receive 2.10 Peoples common shares and $8.00 in cash, and the Citizens Board’s determination that the cash component provides immediate liquidity and certainty of value for a portion of Citizens’ shareholders’ investment.

•

The publicly traded nature and liquidity profile of Peoples common shares, including the ability of Citizens’ shareholders to sell shares in the public market over time and to participate in the future performance of the combined company, and the fact that Citizens common shares have historically traded on the over-the-counter market with limited trading volume, and that, accordingly, Citizens’ shareholders had fewer opportunities to achieve liquidity or price discovery prior to the Merger.

•

The Citizens Board’s knowledge of Citizens’ business, operations, financial condition, earnings performance, asset quality, capital position and prospects as an independent community banking organization, including the opportunities and constraints Citizens would face if it continued to operate independently.

•

Prevailing industry-wide and company-specific conditions affecting community banking institutions, including increasing competition for core deposits and talent, rising technology and cybersecurity costs, increasing compliance and regulatory burdens, interest-rate volatility, and limitations on organic growth opportunities for an institution of Citizens’ size and geographic footprint.

•

The market-volatility protections negotiated in the Merger Agreement, including a Citizens termination right that may be exercised during a defined period after receipt of regulatory approvals if Peoples’ market value falls below specified thresholds tied to 80% of the “Peoples Market Price” and an index-based test tied to the NASDAQ Bank Index is also satisfied, subject to Peoples’ right to avoid termination by increasing the exchange ratio pursuant to the formula set forth in the Merger Agreement.

•

Regulatory and antitrust considerations relevant to the Merger, including the possibility that regulators could require deposit divestitures in certain markets, the risk of delay or changes in terms if divestitures were required, and the negotiated limitation under the Merger Agreement providing that no regulatory condition will be deemed burdensome if it requires divestitures of deposits or assets having an aggregate book value of not more than $75,000,000.

•

Peoples’ ability to consummate the Merger and fund the cash portion of the merger consideration, including Peoples’ size, capital and liquidity position, experience as a public company, history of obtaining regulatory approvals, and the Merger Agreement requirement that Peoples have sufficient cash to fund the amounts to be deposited with the exchange agent.

•

The intended U.S. federal income tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and as a plan of reorganization for purposes of Sections 354 and 361 of the Code, which may provide tax-deferred treatment to Citizens’ shareholders with respect to the stock portion of the consideration (subject to the taxable treatment of the cash portion and individual circumstances), as well as the Citizens Board’s consideration of general tax differences between an all-cash transaction and a stock/cash transaction.

•

Employee, branch, and community considerations, including the importance of employee retention and continuity for customers and communities, Peoples’ intention to maintain a local banking presence, and employee-related provisions in the Merger Agreement providing access to Peoples benefit plans, honoring vested and contractual obligations, and a severance framework for certain terminated employees not covered by existing agreements, subject to eligibility conditions.

•

Cultural and strategic fit considerations, including the Citizens Board’s belief that Citizens and Peoples share compatible business cultures and a similar community-banking philosophy, which is expected to facilitate integration and continuity for customers, employees, and communities.

•

Protections for Citizens’ directors and officers, including customary indemnification for a period of six years following the effective time of the Merger and the procurement of a directors’ and officers’ liability insurance tail policy, subject to a premium cap structure.

•

The Citizens Board’s review of the Merger Agreement with the assistance of legal counsel, including deal protections, termination rights, regulatory and closing conditions, and provisions permitting the Board, under specified circumstances and consistent with its fiduciary duties, to consider and respond to a superior proposal, subject to procedural requirements and potential payment of a termination fee.

•

The termination fee provisions of the Merger Agreement, including a $3,000,000 termination fee payable by Citizens under specified circumstances, and the Citizens Board’s conclusion that such provisions were reasonable and customary in light of the overall transaction.

•

The financial analyses reviewed by the Board with the assistance of its advisors and the fairness presentation and written fairness opinion delivered by Hovde, dated April 20, 2026, stating that, as of that date and subject to the assumptions, limitations and qualifications set forth therein, the merger consideration to be received by Citizens’ shareholders was fair, from a financial point of view, to Citizens’ shareholders.

•

The Citizens Board’s consideration of fiduciary duties and process matters, including review of fiduciary duties with legal counsel at the January 27, 2026 meeting and again in connection with approving the Merger Agreement.

Potential Risks and Negative Factors Considered

The Citizens Board also considered a number of risks, uncertainties and potentially negative factors associated with the Merger, including the following, which are not intended to be exhaustive and were not assigned relative weights:

•

The fact that the exchange ratio for the stock portion of the merger consideration is fixed at 2.10 Peoples common shares per Citizens common share, such that declines in the market price of Peoples common shares prior to closing could reduce the value of the merger consideration to Citizens’ shareholders, notwithstanding the market-value and index-based termination right and exchange-ratio adjustment provisions included in the Merger Agreement.

•

The loss of Citizens’ status as an independent community banking organization following consummation of the Merger and the resulting loss of local control over Citizens’ strategic direction, operating policies, and risk profile.

•

The risk that the anticipated strategic benefits of the Merger may not be fully realized or may take longer than expected to realize due to challenges associated with integrating Citizens’ operations, systems, personnel, and branch network into a larger banking organization operating across multiple markets.

•

The risk that required federal and state regulatory approvals may not be obtained or may be delayed, and that regulators could impose conditions, including deposit divestiture requirements in certain markets, that could affect the timing, certainty, or economics of the Merger, notwithstanding the negotiated $75 million divestiture limitation included in the Merger Agreement.

•

The possibility that the Merger may not be consummated due to failure to satisfy closing conditions, including receipt of regulatory approvals, effectiveness of the registration statement on Form S-4, or approval of the Merger Agreement by Citizens’ shareholders, and the potential adverse effects on Citizens, its employees, and its customers if the transaction is not completed following public announcement.

•	The restrictions imposed by the Merger Agreement on the conduct of Citizens’ business between signing and closing, which could limit Citizens’ ability to pursue certain lending, investment,

expansion, or operational initiatives that it might otherwise undertake in the ordinary course of business.

•

The risk that management and key employees will be required to devote substantial time and attention to the Merger and related planning, regulatory, and integration matters, potentially diverting resources away from day-to-day operations, and that Citizens will incur transaction-related costs and professional fees regardless of whether the Merger is ultimately completed.

•

The possibility that the announcement or pendency of the Merger could result in employee attrition, uncertainty among customers, or changes in customer relationships, which could adversely affect Citizens’ business, operating results, and competitive position prior to closing.

•

The fact that, following consummation of the Merger, former Citizens shareholders will represent a relatively small percentage of the outstanding Peoples common shares and will have limited ability to influence Peoples’ governance, strategic decisions, or operating priorities after closing.

•

The risk that provisions in the Merger Agreement restricting Citizens from soliciting or engaging in discussions regarding alternative acquisition proposals, together with Citizens’ obligation to pay a $3,000,000 termination fee under specified circumstances, could discourage third parties from making competing proposals.

•	The possibility of shareholder litigation or other legal proceedings in connection with the Merger, which could result in additional costs, delays, or other adverse effects.

•

The fact that certain directors and executive officers of Citizens may have interests in the Merger that are different from, or in addition to, their interests as Citizens’ shareholders generally, including with respect to continued employment, indemnification protections, or other benefits, as described elsewhere in this proxy statement/prospectus.

Conclusion and Recommendation of the Citizens Board of Directors

After considering the foregoing factors, together with other information deemed relevant and giving due consideration to both the benefits and risks of the Merger, the Citizens Board determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Citizens and its shareholders. The Citizens Board did not find it practicable to, and did not, assign relative weights to the foregoing factors, and individual directors may have given different weight to different factors. The Citizens Board considered these factors as a whole and concluded that the anticipated benefits of the Merger outweighed the potential risks and uncertainties.

Accordingly, the Citizens Board unanimously recommend that Citizens shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the proposal to adjourn the Citizens special meeting, if necessary, to solicit additional proxies.

Opinion of Citizens’ Financial Advisor

Hovde Group, LLC (“Hovde”) was engaged by Citizens to provide the board of directors of Citizens with a fairness opinion with respect to the Merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. Hovde has experience in, and knowledge of, banks, thrifts and their respective holding companies and is familiar with Citizens. The board of directors of Citizens selected Hovde to provide a fairness opinion in connection with the Merger on the basis of the firm’s reputation and expertise in transactions such as the Merger.

Hovde reviewed the financial aspects of the proposed Merger with the board of directors of Citizens and on April 20, 2026, delivered a written opinion to the board of directors of Citizens that, subject to the review, assumptions and limitations set forth in the opinion, as of the date of the opinion the Merger Consideration is fair from a financial point of view to the holders of Citizens common shares. In requesting Hovde’s advice and opinion, no limitations were imposed by Citizens upon Hovde with respect to the investigations made or procedures followed by Hovde in rendering its opinion.

The full text of Hovde’s written opinion is included in this proxy statement/prospectus as Annex C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of Hovde’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

For purposes of Hovde’s analysis and opinion as described herein, the term “Merger Agreement” shall refer to the draft of the Agreement and Plan of Merger provided to Hovde by Citizens on April 18, 2026, and the term “Merger” shall refer to the result of the consummation of the transactions between Citizens and Peoples Bancorp Inc. (“Peoples”) as set forth in the Merger Agreement. Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Merger Agreement.

Hovde’s opinion was directed to the board of directors of Citizens and addresses only the fairness of the Merger Consideration to be received by shareholders of Citizens in the Merger pursuant to the Merger Agreement. Hovde did not opine on any individual stock, cash, or other components of consideration payable in connection with the Merger. Hovde’s opinion did not constitute a recommendation to Citizens as to whether or not Citizens should enter into the Merger Agreement or to any shareholders of Citizens as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Hovde’s opinion does not address the underlying business decision of Citizens to proceed with the Merger. Hovde’s opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best price that could be obtained by Citizens in an acquisition, merger, or combination transaction with Peoples or any other financial institution. Hovde does not express any opinion as to the value of Peoples common shares following the announcement of the proposed Merger, or the value of Peoples common shares following the consummation of the Merger, or the prices at which Peoples common shares may be purchased or sold at any time. Other than as specifically set forth herein, Hovde is not expressing any opinion with respect to the terms and provisions of the Merger Agreement or the enforceability of any such terms or provisions. Hovde’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Citizens or Peoples.

The Company engaged Hovde on February 26, 2026 to issue a fairness opinion to the board of directors of Citizens in connection with the proposed Merger. Hovde’s fairness opinion was approved by Hovde’s fairness opinion committee. Pursuant to Citizens’ engagement agreement with Hovde, Hovde received from Citizens an initial non-refundable cash retainer fee of $25,000 immediately upon the Citizens’ execution of the engagement agreement. Additionally, Hovde received a non-refundable cash fairness opinion fee of $100,000 upon the delivery of the fairness opinion to Citizens. The initial retainer fee was not credited against the fairness opinion fee. Additionally, Citizens has agreed to reimburse Hovde for certain of its reasonable out-of-pocket expenses and has agreed to indemnify Hovde and its affiliates for certain liabilities that may arise out of Hovde’s engagement.

Other than this present engagement, during the two years preceding the date of the opinion, Hovde has not provided any investment banking or financial advisory services to either Citizens or Peoples for which it received a fee. Hovde or its affiliates may presently or in the future seek or receive compensation from Peoples in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to Hovde’s knowledge, none are expected at this time. In the ordinary course of its business as a broker/dealer, Hovde may from time to time purchase securities from, and sell securities to, Citizens or Peoples or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Citizens or Peoples for its own accounts and for the accounts of customers. Except for the foregoing, during the two years preceding the date of the opinion there have not been, and there currently are, no mutual understandings contemplating in the future any material relationships between Hovde and Citizens.

In rendering its opinion, Hovde reviewed the terms of the proposed Merger as set forth in the Merger Agreement and performed a variety of financial analyses. With the knowledge and consent of Citizens and for purposes of its analysis and opinion, Hovde assumed that (i) the Merger Agreement will not be terminated, (ii) there will be no adjustment to the Merger Consideration, (iii) all of the conditions to Closing set forth in the Merger Agreement will be satisfied, and (iv) the Merger will proceed and be consummated substantially in accordance with the terms of the Merger Agreement.

Based upon the terms of the Merger Agreement, Citizens shareholders will receive 2.10 Peoples common shares plus $8.00 in cash for each Citizens common share. In the aggregate, Citizens shareholders will receive 2,051,540 Peoples common shares and $7,815,392 in cash. Based on Peoples’ 20-day volume-weighted average price of $33.52 per share on April 20, 2026, the implied value of the Merger Consideration was approximately $76.6 million in the aggregate, or $78.39 for each Citizens common share.

A representative of Hovde presented a summary of its fairness opinion analysis to the board of directors of Citizens on Monday, April 20, 2026. The presentation was based on the most recent closing price of Peoples common shares prior to the meeting of $34.36 per share (April 17, 2026 closing price). Based on this closing price, the resulting value of the Merger Consideration to the Citizens shareholders was $78,306,320 or $80.16 per Citizens common share. Based upon the total value of the Merger Consideration of $78,306,320 (based upon the Peoples April 17, 2026 closing price), Hovde calculated the following implied transaction metrics:

Price to Common Tangible Book Value	Citizens Financial Data	Total merger Consideration Multiples
Common Tangible Book Value	$65,259,000	120%
Price to Earnings
2025 Annual Earnings	$5,708,000	13.7
Purchase Price Premium/Core Deposits
Core Deposits(1)	$480,538,000	2.7%

Pay-to-Trade Ratio	Price/Tangible Book Value
Pay-to-Trade Ratio(2)	120%	80%

(1)	Core deposits equal total deposits, less time deposit accounts with balances over $100,000 and foreign deposits.
(2)

Peoples’ price/tangible book value multiple as of April 17, 2026 was 150.7%. The Pay-to-Trade Ratio is calculated by dividing (i) the Price/TBV multiple paid to Citizens at announcement of the Merger by (ii) the public market quoted Price/TBV multiple of Peoples.

During the course of its engagement and for the purposes of its fairness opinion, Hovde:

(i)	reviewed the draft of the Merger Agreement provided to Hovde by Citizens on April 18, 2026;

(ii)

reviewed audited financial statements for Citizens for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025 and the unaudited financial statements of Citizens for the two months ended February 28, 2026;

(iii)

reviewed audited financial statements for Peoples for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025 and the unaudited financial statements of Peoples for the two months ended February 28, 2026;

(iv)	reviewed certain historical publicly available business and financial information concerning Citizens;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Citizens;

(vi)	reviewed financial projections prepared in consultation with and approved by certain members of the senior management of Citizens;

(vii)

discussed with certain members of senior management of Citizens and Peoples the business, financial condition, results of operations and future prospects of Citizens and Peoples, the history and past and current operations of Citizens and Peoples, and Citizens’ assessment of the rationale for the Merger;

(viii)	assessed current general economic, market and financial conditions;

(ix)

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

(x)	considered Hovde’s experience in other similar transactions and securities valuations as well as Hovde’s knowledge of the banking and financial services industry; and

(xi)	performed such other analyses and considered such other factors as Hovde deemed appropriate.

Hovde assumed, without investigation, that there have been, and from the date of its opinion through the Closing there will be, no material changes in the financial condition and results of operations of Citizens or Peoples since the date of the latest financial information described above. Hovde further assumed, without independent verification, that the representations and financial and other information included in the Merger Agreement and all other related documents and instruments that are referred to therein or otherwise provided to Hovde by Citizens and Peoples are true and complete. Hovde relied upon the management of Citizens and Peoples as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by Citizens and Peoples, and Hovde assumed such forecasts, projections and other forward-looking information have been reasonably prepared by Citizens and Peoples on a basis reflecting the best currently available information and Citizens’ and Peoples’ managements’ judgments and estimates. Hovde assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and Hovde does not assume any responsibility for the accuracy or reasonableness thereof. Hovde has been authorized by Citizens to rely upon such forecasts, projections and other information and data, and Hovde expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.

In performing its review, Hovde assumed and relied upon the accuracy and completeness of all the financial and other information that was available to Hovde from public sources that was provided to Hovde by Citizens or Peoples or their respective representatives or that was otherwise reviewed by Hovde for purposes of rendering its opinion. Hovde further relied on the assurances of the respective managements of Citizens and Peoples that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde was not asked to undertake, and did not undertake, an independent verification of any of such information, and Hovde does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde assumed that each party to the Merger Agreement would advise it promptly if any information previously provided to it became inaccurate or was required to be updated during the period of its review.

Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Hovde assumed that such allowances for Citizens and Peoples are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Hovde was not requested to make, and did not make, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of Citizens or Peoples, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did it review any loan or credit files of Citizens or Peoples.

Hovde undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims, or other contingent liabilities to which Citizens or Peoples is a party or may be subject, and Hovde’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Hovde also assumed, with Citizens’ consent, that neither Citizens nor Peoples is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Merger Agreement.

Hovde relied upon and assumed with the consent of Citizens and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Merger Agreement, without any waiver of material terms or conditions by Citizens or Peoples or any other party to the Merger Agreement and that the final Merger Agreement will not differ materially from the draft Hovde reviewed. Hovde assumed that the Merger will be consummated in compliance with all applicable laws and regulations. Citizens has advised Hovde that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. Hovde assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Citizens or Peoples or would have a material adverse effect on the contemplated benefits of the Merger.

Hovde’s opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on Citizens or its shareholders; (ii) any advice or opinions provided by any other advisor to the board of directors of Citizens; or (iii) any other strategic alternatives that might be available to Citizens.

Hovde’s opinion was based solely upon the information available to Hovde and described above, and the economic and market conditions and other circumstances as they existed as of the date thereof. Events occurring and information that becomes available after the date thereof could materially affect the assumptions and analyses used in preparing Hovde’s opinion. Hovde has not undertaken to update, revise, reaffirm or withdraw its opinion or to otherwise comment upon events occurring or information that becomes available after the date thereof.

In arriving at its opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following is a summary of the material analyses prepared by Hovde and delivered to the board of directors of Citizens on April 20, 2026, in connection with the delivery of its opinion. This summary is not a complete description of all the analyses underlying the opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of an opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated Merger. The financial analyses summarized below include information presented in tabular format.

The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables below alone are not a complete description of the financial analyses performed by Hovde.

Market Approach: Precedent Merger and Acquisition Transactions. As part of its analysis, Hovde reviewed publicly available information related to two comparable groups (a “Selected States Group” and a “National Group”) of select bank merger and acquisition transactions based on data obtained from S&P Global Market Intelligence as of April 17, 2026. The Selected States Group consisted of select pending or completed transactions in the states of Kentucky, Illinois, Indiana, Missouri, Ohio, Tennessee, Virginia, and West Virginia announced since January 1, 2025, in which the selling institution reported total assets less than $1.25 billion, a last twelve-month return on average assets greater than 0%, and complete pricing information was available. The National Group consisted of select pending or completed transactions in the United States announced since January 1, 2025, in which the selling institution reported total assets between $250 million and $1.0 billion, a last twelve-month ROAA between 0.45% and 1.25%, and complete pricing information was available. Information for the target institutions was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to the transactions’ announcement as determined by S&P Global Market Intelligence. The resulting two groups consisted of the following precedent transactions (7 transactions for the Selected States Group and 11 transactions for the National Group):

Selected States Group:

Buyer	Target	Price/ Common TBV Multiple	Price/ LTM Earnings Multiple	Prem./ Core Deposits Multiple(1)
Stock Yards Bancorp Inc.	Field & Main Bancorp Inc.	166%	9.9x	6.3%
Richmond Mutl Bncp Inc.	Farmers Bancorp	112%	8.4x	1.3%
First Financial Corp.	CedarStone Financial Inc.	110%	20.0x	1.7%
ServBanc Holdco Inc.	IF Bancorp Inc.	111%	20.9x	1.7%
First Cmnty Bankshares	Hometown Bancshares Inc.	192%	8.4x	6.0%
Civista Bancshares Inc.	Farmers Savings Bank	135%	21.5x	12.0%
United Community Bncp	Midland Community Bank	115%	23.7x	3.1%

	75th Percentile	151%	21.2x	6.1%
	Median	115%	20.0x	3.1%
	25th Percentile	112%	9.1x	1.7%
	Average	135%	16.1x	4.6%

(1)

Represents the premium of the deal value over common tangible book value, expressed as a percentage of core deposits. Per S&P Global, core deposits equal total deposits less time deposit accounts with balances over $100,000 and foreign deposits.

National Group:

Buyer	Target	Price/ Common TBV Multiple	Price/ LTM Earnings Multiple	Prem./ Core Deposits Multiple(1)
Catalyst Bancorp	Lakeside Bancshares Inc.	114%	21.2x	2.7%
Fidelity BancShares	Affinity Bancshares Inc.	129%	17.0x	6.8%
Independent Bank Corp.	HCB Financial Corp.	151%	10.2x	4.8%
Arrow Financial Corp.	Adirondack Bancorp Inc.	138%	25.4x	3.5%
First Financial Corp.	CedarStone Financial Inc.	110%	20.0x	1.7%
ServBanc Holdco Inc.	IF Bancorp Inc.	111%	20.9x	1.7%
Mid Penn Bancorp Inc.	1st Colonial Bancorp	116%	11.7x	2.4%
QNB Corp.	The Victory Bancorp	126%	16.4x	2.3%
Citizens & Northern Corp.	Susquehanna Cmnty Finl	126%	16.4x	2.1%
MIDFLORIDA CU	Prime Meridian Hldg Co.	216%	24.1x	15.6%
Equity Bancshares Inc.	NBC Corp. of Oklahoma	138%	13.2x	3.5%

	75th Percentile	128%	21.1x	4.1%
	Median	126%	17.0x	2.7%
	25th Percentile	115%	14.8x	2.2%
	Average	134%	17.0x	4.3%

(1)

Represents the premium of the deal value over common tangible book value, expressed as a percentage of core deposits. Per S&P Global, core deposits equal total deposits less time deposit accounts with balances over $100,000 and foreign deposits.

For each precedent transactions group, Hovde compared the implied ratio of the total merger value to certain financial metrics of the Merger as follows:

•	the multiple of the total merger value to Citizens’ common tangible book value (the “Price-to-Common Tangible Book Value Multiple”);

•	the multiple of the total merger value to Citizens’ last twelve months (“LTM”) net earnings (the “Price-to-LTM Earnings Multiple”); and

•	the multiple of the difference between the total merger value and Citizens’ common tangible book value to Citizens’ core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the Merger were based upon the assumed Aggregate Consideration from the Merger of $78.3 million and were based on December 31, 2025 financial results for Citizens.

	Price-to-Common Tangible Book Value Multiple	Price-to-LTM Earnings Multiple	Premium-to-Core Deposits Multiple(2)
Merger Transaction Multiples(1)	120%	13.7x	2.7%

Precedent Transactions Selected States Group:
Up 10% from Selected	127%	17.7x	4.8%
Selected Multiples	115%	16.1x	3.1%
Down 10% from Selected	104%	14.5x	1.4%

Precedent Transactions National Group:
Up 10% from Selected	139%	18.7x	4.3%
Selected Multiples	126%	17.0x	2.7%
Down 10% from Selected	113%	15.3x	1.1%

(1)	Citizens Price-to-LTM Earnings Multiple based on stated earnings of $5.7 million for the LTM period ending December 31, 2025.
(2)

Represents the premium of the deal value over common tangible book value, expressed as a percentage of core deposits. Per S&P Global, core deposits equal total deposits less time deposit accounts with balances over $100,000 and foreign deposits.

Using publicly available information, Hovde compared the financial performance of Citizens with that of the median of the targets from the precedent bank merger and acquisition transactions from each of the Selected States and National Groups. The performance highlights are based on December 31, 2025 financial results of Citizens.

	Total Assets ($M)	Tangible Equity/ Tangible Assets	LTM ROAA(1)	LTM ROAE(1)	LTM Efficiency Ratio	NPAs/ Assets(2)
Citizens(3)	$689.3	9.69%	0.80%	7.72%	70%	0.37%

Precedent Transactions – Selected States Group Median	$402.3	8.27%	0.90%	6.92%	67%	0.24%
Precedent Transactions – National Group Median	$877.1	8.27%	0.56%	7.68%	70%	0.40%

(1)	Where applicable, LTM ROAA and LTM ROAE were tax-effected for S-Corporations.
(2)	Nonperforming assets (“NPAs”) based on total nonaccrual loans + restructured loans + other real estate owned.
(3)	Based on stated earnings of $5.7 million for the LTM period ending December 31, 2025.

No transaction used as a comparison in the above transaction analyses is identical to Citizens and no transaction was consummated on terms identical to the terms of the Merger Agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the precedent transactions Selected States Group using the selected values for the three valuation metrics set forth above indicated an implied total valuation ranging between $75.0 million and $91.9 million, with a three-factor implied total valuation average of $82.4 million compared to the assumed Aggregate Consideration from the Merger of $78.3 million. The resulting values of the precedent transactions National Group using the selected values for the three valuation metrics set forth above indicated an implied total valuation ranging between $78.2 million and $97.0 million, with a three-factor implied total valuation average of $85.8 million compared to the assumed Aggregate Consideration from the Merger of $78.3 million.

Income Approach: Discounted Cash Flow (“DCF”) Analysis. Citizens’ management approved the financial forecasts for Citizens over a forward-looking, five-year period which formed the basis for the discounted cash flow analyses. Hovde’s analysis assumed stand-alone balance sheet growth of 1.5% per year through December 31, 2030. The projected Citizens stand-alone stated net income amounts used for the analysis were $5.3 million for the LTM period ending December 31, 2026, $5.4 million for the LTM period ending December 31, 2027, $5.6 million for the LTM period ending December 31, 2028, $5.7 million for the LTM period ending December 31, 2029, and $5.9 million for the LTM period ending December 31, 2030. In determining future cash flows, Hovde assumed that Citizens would retain a sufficient portion of earnings to maintain a tangible common equity to assets ratio of 9.00%.

For purposes of its discounted cash flow analysis, Hovde compared the National Group to Citizens at the end of the five-year projection period. To determine present values of Citizens based on these projections, Hovde utilized two alternative terminal value assumptions based on: (1) Terminal Price/LTM Earnings Multiple (“DCF Terminal P/E Multiple”); and (2) Terminal Price/Common Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).

In the DCF Terminal P/E Multiple analysis, an estimated value range of Citizens common shares was derived by adding (i) the present value of the implied future excess cash flows through December 31, 2030; and (ii) the present value of Citizens’ implied terminal value at the end of such period based upon the projected net income. Citizens’ projected stand-alone adjusted net income for the LTM period ending December 31, 2030 of $5.3 million served as the basis of the terminal value in the DCF. Stand-alone adjusted net income reflects the exclusion of after-tax earnings on excess capital as of the valuation date. Hovde calculated a terminal value by applying a five-point range of price-to-earnings multiples of 14.5x to 17.7x. This range is based on the average price-to-earnings multiple derived from transactions in the Selected States Group of 16.1x, plus or minus 10 percent. The present value of Citizens’ projected terminal value and excess cash flows were then calculated assuming a range of discount rates between 13.00% and 15.00%. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective holders of Citizens common shares. The range of discount rates utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, and an industry risk premium as set forth in the Kroll Cost of Capital Navigator as of April 17, 2026, along with a specific risk premium based on Hovde’s professional experience and judgement. This resulted in a discount rate of 14.00% (rounded) which was used as the midpoint of the five-point range of discount rates of 13.00% to 15.00%. Utilizing the five-point range of discount rates set forth above, the implied total value of the Citizens common shares ranges from $74.5 million to $87.7 million, with a midpoint value of $80.8 million, as compared to the assumed aggregate merger consideration of $78.3 million.

In the DCF Terminal P/TBV Multiple analysis, an estimated value range of Citizens common shares was derived by adding (i) the present value of the implied future excess cash flows through December 31, 2030; and (ii) the present value of Citizens’ implied terminal value at the end of such period based upon the projected tangible common equity excluding Accumulated Other Comprehensive Income (“AOCI”). Citizens’ projected tangible common equity excluding AOCI amount for the period ended December 31, 2030 of $63.5 million served as the basis of the terminal value in the DCF. Hovde applied a five-point range of price-to-common tangible book value multiples of 104% to 127% utilizing as a midpoint of the range the median price-to-common tangible book value multiple derived from precedent transactions in the Selected States Group of 115%, plus or minus 10 percent. The present value of the projected terminal value and excess cash flows were then calculated, assuming the range of discount rates between 13.00% and 15.00% discounted over the same periods as was applied in the DCF Terminal P/E Multiple analysis set forth above. The resulting implied total values of Citizens common shares based on the DCF Terminal P/TBV Multiple analysis are equal to between $69.2 million and $80.7 million with a midpoint of $74.6 million compared to the assumed Aggregate Consideration from the Merger of $78.3 million.

These DCF analyses and their underlying assumptions yielded a range of implied multiple values for Citizens common shares which are outlined in the table below:

Implied Multiple Value Based On:	Merger Value(1) ($000)	Price-to- LTM Earnings Multiple(1)	Price-to- Common Tangible Book Value Multiple(1)	Premium-to- Core Deposits Multiple(1)(2)

DCF Analysis—Terminal P/E Multiple
Midpoint Value	$80,846	14.2x	124%	3.2%

DCF Analysis—Terminal P/TBV Multiple
Midpoint Value	$74,595	13.1x	114%	1.9%

Assumed Aggregate Consideration	$78,306	13.7x	120%	2.7%

(1)

Total Merger Value and price multiples based on DCF Analysis—Terminal P/E Multiple median implied Merger value of $80,846,000 (rounded to nearest thousand), DCF Analysis—Terminal P/TBV Multiple median implied Merger value of $74,595,000 (rounded to nearest thousand), and the Aggregate Consideration assumed by Hovde of $78,306,320.

(2)

Represents the premium of the deal value over common tangible book value, expressed as a percentage of core deposits. Per S&P Global, core deposits equal total deposits less time deposit accounts with balances over $100,000 and foreign deposits.

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, required tangible common equity, terminal values, and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected total values of Citizens common shares.

The table below summarizes the analyses performed under the Market Approach and the Income Approach described above.

Summary of Valuation Methodologies(1):

Assumed Aggregate Consideration: $78,306
Eight Factor Average of the Average Implied Merger Values (2): $82,584

	Comparable Group	Value Metric	Implied Merger Values(3)
Valuation Methodology:			Down 10%	Implied Value	Up 10%
Precedent Transactions	Selected States	Price /TBV	$67,543	$75,048	$82,553
Precedent Transactions	Selected States	Price / Earnings	$82,709	$91,899	$101,089
Precedent Transactions	Selected States	Premium / Core Deposits	$72,140	$80,156	$88,171
Precedent Transactions	National	Price / TBV	$74,004	$82,226	$90,449
Precedent Transactions	National	Price / Earnings	$87,332	$97,036	$106,740
Precedent Transactions	National	Premium / Core Deposits	$70,410	$78,234	$86,057
DCF Analysis	—	Terminal P/E Multiple	$74,468	$80,846	$87,721
DCF Analysis	—	Terminal P/TBV Multiple	$69,215	$74,595	$80,736

(1)	All values in thousands and are rounded to the nearest thousand.
(2)	Based on the Average Implied Values from the two Precedent Transactions Groups and the two DCF analyses.
(3)	Value range based on +/- 10% variance from the selected acquisition multiples of the Precedent M&A Transactions group and +/- 10% variance in the selected terminal value multiples in the DCF analysis.

Peoples’ Performance and Market Trading Data versus Peers. Hovde compared selected results of Peoples’ operating performance to that of 24 select publicly traded banks and thrifts used in Peoples’ 2025 fourth quarter investor presentation peer group. The resulting group consisted of 24 companies as follows:

Name	Ticker	State	Name	Ticker	State
1. WesBanco Inc.	WSBC	WV	13. 1st Source Corp.	SRCE	IN
2. First Financial Bancorp.	FFBC	OH	14. Tompkins financial Corp.	TMP	NY
3. TowneBank	TOWN	VA	15. CNB Financial Corp.	CCNE	PA
4. First Merchants Corp.	FRME	IN	16. German American Bncp Inc.	GABC	IN
5. Community Finl Systems Inc	CBU	NY	17. Lakeland Financial Corp.	LKFN	IN
6. Northwest Bancshares, Inc.	NWBI	OH	18. Community Trust Bncp Inc.	CTBI	KY
7. NBT Bancorp Inc.	NBTB	NY	19. City Holding Co.	CHCO	WV
8. First Commonwealth Financial	FCF	PA	20. Horizon Bancorp Inc.	HBNC	IN
9. Eagle Bancorp Inc.	EGBN	MD	21. Financial Institutions Inc.	FISI	NY
10. S&T Bancorp Inc.	STBA	PA	22. First Financial Corp.	THFF	IN
11. Park National Corp.	PRK	OH	23. Farmers National Banc Corp.	FMNB	OH
12. Stock Yards Bancorp Inc.	SYBT	KY	24. Auburn National Bancorp.	AUBN	AL

Hovde noted the following selected metrics:

Most Recent LTM Period(1)	75th Pct.	Median	25th Pct.	Peoples(2)
Total Assets ($B)	$16.2	$9.3	$6.7	$9.6
TCE / Tangible Assets	10.25%	9.35%	8.57%	8.80%
LTM PTPP(3) / AA	2.08%	1.81%	1.62%	1.93%
Return on Average Assets (ROAA)	1.54%	1.33%	1.18%	1.24%
Return on Average Equity (ROAE)	13.78%	11.63%	9.91%	10.07%

Note: Pct. = Percentile LTM = Last Twelve Months TCE = Tangible Common Equity AA = Average Assets PTPP = Pre-Tax Pre-Provision

(1)	Peer group financial performance as of most recent available as of April 17, 2026. Based on core performance as reported by S&P Global Market Intelligence, if available.
(2)	Based on core net income of $116.5 million for the LTM period ending December 31, 2025 as reported by S&P Global Market Intelligence.
(3)	Pre-tax pre-provision (as a percent of average assets) equals the sum of net interest income and noninterest income minus noninterest expense divided by average assets.

This comparison indicated that Peoples was below the median of the peer group in terms of ROAA and ROAE, while its PTPP was above the median of the peer. Peoples’ tangible common equity to tangible assets ratio was below the median of the peer.

The following presents a summary of the market trading data of Peoples compared to this same peer group as of April 17, 2026:

As of April 17, 2026	75th Pct.	Median	25 Pct.	Peoples
Market Capitalization ($M)	$2,432.0	$1,737.4	$922.3	$1,210.9
Price / Tangible Book Value per Share	191%	167%	142%	151%
Price / LTM EPS(1)	13.5x	11.7x	10.7x	10.5x
Dividend Yield	3.5%	3.1%	2.8%	4.7%
Monthly Volume as a % of Shares	13.4%	10.6%	9.0%	11.8%

(1)	Based on core performance as reported by S&P Global Market Intelligence, if available.

Peoples traded below the median of the peer group as measured by price to tangible book and below the 25th percentile of the peer group as measured by price to LTM core EPS. Peoples’ dividend yield was above the 75th percentile of the peer. Peoples’ monthly volume as a percent of shares outstanding was above the median of the peer.

Relative Contribution Analysis. Hovde analyzed the relative stand-alone contribution of Peoples and Citizens to various pro forma balance sheet and income statement items. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, Hovde used historical and projected stand-alone balance sheet and income statement data for Peoples and Citizens. The results of Hovde’s analysis are presented in the following table, which also compares the results of Hovde’s analysis with the implied pro forma ownership percentages of Peoples’ and Citizens’ shareholders in the combined Peoples based on the 2.10 Exchange Ratio provided in the Merger Agreement:

	% of Total
	Peoples	Citizens
Balance Sheet as of 12/31/2025
Total Assets	93.3%	6.7%
Gross Loans	95.3%	4.7%
Deposits	92.8%	7.2%
Total Equity	93.7%	6.3%
Tangible Common Equity	92.6%	7.4%

Net Income(1)
2025Y Net Income	95.3%	4.7%
2026Y Estimated Net Income	95.8%	4.2%
Pro Forma Ownership(2)	94.6%	5.4%
Pro Forma Ownership(3)	94.0%	6.0%

(1)	Peoples 2025Y net income based on core performance as reported by S&P Global Market Intelligence.
(2)	Based on 2.10x Exchange Ratio.
(3)	Assuming 100% stock for common.

Pro Forma Dividends Per Share to Citizens Shareholders. Based on the 2.10 Exchange Ratio and Peoples’ annual dividend per share of $1.63, the pro forma dividends to Citizens shareholders would be $3.42 per current Citizens share, representing an increase of 242% from Citizens’ dividends per share of $1.00.

Pro Forma Merger Analysis. Hovde analyzed the potential pro forma effect of the Merger to Peoples’ stand-alone performance metrics. Assumptions were made regarding the fair value accounting adjustments, cost savings, and other acquisition adjustments based on discussions with management of Citizens, Peoples, and their representatives. Based on 10% cash consideration and 90% common stock consideration, the pro forma merger analysis indicated that the Merger is expected to be dilutive to Peoples’ tangible book value per share at closing and recovered in approximately 1.0 year. The Merger is expected to be 6% accretive to Peoples’ Year 1 earnings per share.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions as set forth in its opinion letter, without giving specific weightings to any one factor, analysis or comparison, Hovde determined that, as of the date of its opinion, subject to the matters, assumptions and limitations set forth in the opinion letter and pursuant to the terms of the Merger Agreement, the Merger Consideration is fair from a financial point of view to the holders of Citizens common shares. The full text of the Hovde opinion is included in this proxy statement as Annex C.

Peoples’ Reasons for the Merger

Peoples believes that the Merger is in the best interests of Peoples and its shareholders. In particular, the Peoples board of directors determined that the Merger will result in a combined company with an expanded distribution and scale that will position Peoples to serve an expanded customer base in core Kentucky markets while still staying true to its community banking roots and further establishing its presence in the communities it serves. In reaching its determination, the Peoples board of directors consulted with its management, as well as its financial, accounting and legal advisors, and considered a number of factors, including, without limitation, the following:

•	the opportunity to acquire an organization with deep community banking relationships;

•	Citizens’ business and operations and risk profile, which are complementary to those of Peoples;

•

Citizens’ low-cost deposits and high level of balance sheet liquidity, which will allow Peoples to not only strengthen Peoples’ deposit base but to also maintain flexibility to remain under $10 billion in assets;

•	the enhanced scale and market share the Merger will provide for Peoples in core Kentucky markets;

•	that the Merger should assist Peoples in maintaining its status as an independent holding company and Peoples Bank as a community bank;

•	the size and structure of the transaction, which allows Peoples to maintain its strong capital position; and

•	the long-term interests of Peoples and its shareholders, as well as the interests of its employees, customers, creditors and the communities in which Peoples operates.

The board of directors of Peoples also considered a variety of risks and other potentially negative factors in deliberations concerning the Merger. In particular, the board of directors of Peoples considered:

•	the costs to be incurred in connection with the Merger, including the transactions expenses and costs associated with the regulatory approval process;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the timeframe contemplated;

•	the dilution to current Peoples shareholders from the issuance of additional Peoples common shares in the Merger;

•	the potential risk of diverting management attention and resources towards the completion of the Merger and the integration of Citizens; and

•	other risks described under the sections entitled “RISK FACTORS” beginning on page 19 and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 17.

The above discussion of the information and factors considered by the Peoples board of directors is not intended to be exhaustive but includes the material factors considered by the Peoples board of directors. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Peoples board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Peoples board of directors considered all these factors as a whole, including through its discussions with Peoples’ management and financial and legal advisors, in evaluating the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement.

Regulatory Approvals Required

To complete the Merger and Subsidiary Bank Merger, Peoples and Citizens need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the Merger Agreement, Peoples and Citizens have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Subsidiary Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental entities. These approvals include, among others, the approval of the Merger by the Federal Reserve and the approval of the Subsidiary Bank Merger by the Federal Reserve, the ODFI and the KDFI. The Merger must receive approval from the Federal Reserve and the Subsidiary Bank Merger must receive approval from each of the Federal Reserve, the ODFI and the KDFI before the Merger and the Subsidiary

Bank Merger may be consummated. On May 27, 2026, Peoples submitted applications to the Federal Reserve, ODFI and KDFI for the Merger and Subsidiary Bank Merger, which applications are currently pending.

The approval of any regulatory applications merely implies the satisfaction of regulatory criteria for approval, which does not include review of the adequacy or fairness of the Merger Consideration to Citizens shareholders. Furthermore, regulatory approvals do not constitute or imply any endorsement or recommendation of the Merger or the terms of the Merger Agreement.

Peoples and Citizens believe that the Merger and Subsidiary Bank Merger do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described herein will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the Merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the Merger or the Subsidiary Bank Merger, or, if such a challenge is made, what the result of such challenge will be.

Interests of Citizens Directors and Officers in the Merger

As described below, some of Citizens’ directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Citizens shareholders generally. The Citizens board of directors was aware of these interests and considered them in approving the Merger Agreement.

Indemnification and Directors’ and Officers’ Liability Insurance

Subject to compliance with applicable state and federal laws, Peoples has agreed for a period of six years following the Merger to indemnify each person who served as a director or officer of Citizens or its subsidiaries on or after the date of the Merger Agreement and before the effective time of the Merger, to the fullest extent provided by the governing documents of Citizens and its subsidiaries as in effect on the date of the Merger Agreement, from and against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that the person was an officer or director of Citizens or its subsidiaries. The indemnification obligation under the Merger Agreement includes the obligation to advance expenses in accordance with the governing documents of Citizens and its subsidiaries as in effect on the date of the Merger Agreement.

In addition, the Merger Agreement provides that, prior to the Merger, Citizens will procure, at the expense of Peoples, a directors’ and officers’ liability insurance policy to be effective for up to six years following the effective date of the Merger, with a premium not to exceed 200% of the annual premium currently paid for Citizens’ existing directors’ and officers’ liability insurance policy.

Change in Control Agreements

Citizens’ executive officers for purposes of the discussion below are Leisha Maynard (President and Chief Executive Officer) and James E. Robinson, Jr. (Executive Vice President – Chief Financial Officer).

Citizens, Citizens Bank, and each of the executive officers have entered into change in control agreements which provide that, in the event of actual or constructive termination of the executive officer by Citizens (other than for cause) within six months prior to or 12 months after the change in control, such executive officer is entitled to (i) a single lump sum payment equal to one times the executive officer’s base salary then in effect, and (ii) if elected, reimbursement of the executive officer’s COBRA continuation coverage for a period of 12 months.

The lump sum payment shall be paid within 30 days after the later of the executive officer’s termination of employment or the date of the change in control.

Estimates of the lump sum payments that would become payable to each of the executive officers under the terms of the change in control agreements with Citizens and Citizens Bank are as follows:

•	Leisha Maynard would be paid approximately $276,147, which is equal to one times her annual salary; and

•	James E. Robinson, Jr. would be paid approximately $139,050, which is equal to one times his annual salary.

Severance Payments

Subject to any applicable regulatory restrictions, Peoples has agreed to pay a severance amount to each employee of Citizens or Citizens Bank who (i) is not subject to an existing contract providing for severance and/or a change in control payment, (ii) is an employee of Citizens or Citizens Bank immediately before the effective time of the Merger, (iii) has been an employee of Citizens or Citizens Bank for at least six months prior to the effective time of the Merger, (iv) is terminated by Peoples other than for cause, or resigns for good reason (as defined in the Merger Agreement), in each case within six months after the Merger and (v) signs and delivers a termination and release agreement to Peoples. The severance amount is equal to the sum of the employee’s accrued but unused vacation time, if applicable, and two weeks’ base pay in effect at the time of termination multiplied by the number of whole years of service of such employee with Citizens or Citizens Bank, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment will equal four weeks of base pay, and the maximum severance payment will not exceed 26 weeks of base pay.

Retention or Stay Bonuses

The Merger Agreement provides that, prior to the effective time of the Merger, Citizens and/or Citizens Bank will enter into retention or stay bonus agreements pursuant to which an aggregate amount of at least $200,000 (subject to increase by mutual agreement of Peoples and Citizens) will be allocated among certain officers and/or other employees of Citizens and Citizens Bank as determined by Peoples, with the approval of the Citizens Bank management team, which bonuses will be payable by Peoples and/or Peoples Bank subject to both (a) the closing of the Merger and (b) the finalization of certain post-closing conversion matters.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the intended material U.S. federal income tax consequences of the Merger to U.S. holders of Citizens common shares who exchange their shares for a combination of Peoples common shares and cash pursuant to the Merger. For purposes of this discussion, the term “U.S. holder” is a beneficial owner of Citizens common shares who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

The following discussion is based on the Internal Revenue Code, its legislative history, existing, final, temporary and proposed Treasury Department regulations promulgated thereunder, published Internal Revenue

Service rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This discussion is addressed only to those U.S. holders of Citizens common shares that hold their Citizens common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular holder of Citizens common shares in light of their individual circumstances or to holders of Citizens common shares that are subject to special rules, such as:

•	mutual funds, banks, thrifts or other financial institutions;

•	S corporations, partnerships or other pass-through entities and investors in those pass-through entities;

•	retirement plans, pension funds, individual retirement accounts or other tax-deferred accounts;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use the mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who hold Citizens common shares as part of a straddle, hedge, constructive sale, conversion transaction or other risk management transaction;

•	persons who purchase or sell their Citizens common shares as part of a wash sale;

•	expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders;

•	persons who acquired their Citizens common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Citizens common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such partnership, holding Citizens common shares, you should consult your tax advisor.

In addition, the discussion does not address any alternative minimum tax, net investment income tax, state, local or non-U.S. tax laws or the application of any U.S. federal taxes other than U.S. federal income taxes (such as U.S. federal estate or gift taxes). All holders of Citizens common shares should consult their tax advisors as to the specific tax consequences of the Merger to them.

All holders of Citizens common shares are encouraged to consult their own tax advisors regarding the particular tax consequences to them of the Merger, including the applicability and effects of U.S. federal, state, local, foreign and other tax laws.

Reorganization Treatment

The Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and Peoples and Citizens each is intended to be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. The closing of the Merger is conditioned upon the receipt by Citizens of an opinion of FBT Gibbons LLP, tax counsel to Citizens, and the receipt by Peoples of an opinion of Vorys, Sater, Seymour and Pease LLP, tax counsel to Peoples, each dated as of the closing date of the Merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinions (including factual representations contained in certificates of officers of Peoples and Citizens) which are consistent with the state of facts existing as of the closing date of the Merger, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The tax opinions are not binding on the Internal Revenue Service, and neither Peoples nor Citizens has requested or intends to request a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could differ materially from those described below.

The following describes the material U.S. federal income tax consequences resulting from the Merger being characterized as a reorganization.

U.S. Federal Income Tax Consequences to Peoples and Citizens

No Gain or Loss. No gain or loss will be recognized by Peoples or Citizens as a result of the Merger.

Tax Basis. The tax basis of the assets of Citizens in the hands of Peoples will be the same as the tax basis of such assets in the hands of Citizens immediately prior to the Merger.

Holding Period. The holding period of the assets of Citizens to be received by Peoples will include the period during which such assets were held by Citizens.

U.S. Federal Income Tax Consequences to U.S. Holders of Citizens Common Shares

Although the exchange ratio and the amount of the cash consideration payable under the Merger Agreement are generally fixed, cash payments in lieu of fractional Peoples common shares or in connection with a Citizens shareholder’s exercise of dissenters’ rights could alter the mix of consideration a shareholder will receive. The U.S. federal income tax consequences of the Merger to a U.S. holder will depend on whether such U.S. holder receives cash or a combination of cash and Peoples common shares in exchange for such U.S. holder’s Citizens common shares.

U.S. Federal Income Tax Consequences to U.S. Holders of Citizens Common Shares Who Receive a Combination of Cash and Peoples Common Shares

A U.S. holder of Citizens common shares will recognize gain (but not loss) with respect to the Peoples common shares and cash such U.S. holder receives pursuant to the Merger (other than any gain recognized as a result of receiving cash in lieu of fractional shares, as discussed below under “– Cash In Lieu of Fractional Shares”), in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Peoples common shares as of the effective date of the Merger and the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Peoples common share), exceeds such U.S. holder’s basis in its Citizens common shares (other than Citizens common shares treated as exchanged for fractional Peoples common shares, as described below under “– Cash In Lieu of Fractional Shares”), and (ii) the amount of cash received by such U.S. holder (other than any cash received in lieu of a fractional Peoples common share, as discussed below under “– Cash In Lieu of Fractional Shares”). Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), gain that a U.S. holder of Citizens common shares recognizes in connection with the Merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held its Citizens common shares for more than one year as of the effective date of the Merger. Long-term capital gain of certain non-corporate holders of Citizens common shares, including individuals, generally is taxed at preferential rates.

The tax basis of the Peoples common shares received by a U.S. holder of Citizens common shares described above (including a fractional Peoples common share, if any, deemed issued and redeemed by Peoples) will be the same as the basis of the Citizens common shares surrendered in exchange for the Peoples common shares and cash, reduced by the amount of cash received by such U.S. holder in the Merger (other than any cash received in lieu of a fractional Peoples common share), and increased by any gain recognized by such U.S. holder in the Merger (including any portion of the gain that is treated as a dividend (as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of a fractional Peoples common share). The holding period for Peoples common shares received by such U.S. holder will include such U.S. holder’s holding period for Citizens common shares surrendered in exchange for the Peoples common shares (including a fractional Peoples common share, if any, deemed to be issued and redeemed by Peoples).

If a U.S. holder of Citizens common shares acquired different blocks of Citizens common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of Citizens common shares, and such U.S. holder’s tax basis and holding period in any Peoples common shares received in the Merger will be determined with reference to each block of Citizens common shares. If a U.S. holder receives a combination of Peoples common shares and cash (other than cash received in lieu of a fractional Peoples common share) in exchange for Citizens common shares in the Merger and determines that it has a loss with respect to any block of Citizens common shares, such loss cannot be recognized as part of the Merger and cannot be used to offset any gain realized on another block of Citizens common shares. U.S. holders of Citizens common shares should consult their tax advisors regarding the manner in which Peoples common shares and cash received in the Merger should be allocated among different blocks of Citizens common shares and regarding their bases and holding periods in the particular Peoples common shares received in the Merger.

Cash in Lieu of Fractional Shares

A U.S. holder of Citizens common shares that receives cash in lieu of a fractional Peoples common share generally will be treated as having received such fractional share and then having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted basis in the Citizens common shares surrendered which is allocable to the fractional share. Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Citizens common shares exceeds one year as of the effective date of the Merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of Citizens common shares, including individuals, generally is taxed at preferential rates.

U.S. Federal Income Tax Consequences to U.S. Holders of Citizens Common Shares Who Exercise Dissenters’ Rights and Receive Solely Cash

A U.S. holder of Citizens common shares who properly exercises its dissenters’ rights and receives solely cash in exchange for all of its Citizens common shares and does not constructively own Peoples common shares after the Merger (see “– Possible Dividend Treatment,” below), will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such U.S. holder’s tax basis in the Citizens common shares surrendered in exchange for the cash. Subject to possible dividend treatment (as discussed below under “– Possible Dividend Treatment”), such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective date of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year as of the effective date of the Merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income. Long-term capital gain of certain non-corporate holders of Citizens common shares, including individuals, generally is taxed at preferential rates.

Possible Dividend Treatment

In some cases described above, the gain recognized by a U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income to the extent of such U.S. holder’s ratable share of Citizens’ accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, U.S. holders of Citizens common shares should consult with their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Backup Withholding and Reporting Requirements

Under certain circumstances, cash payments made to a U.S. holder of Citizens common shares pursuant to the Merger may be subject to backup withholding at a rate of 24% of the cash payable to the U.S. holder (including any cash received in lieu of a fractional Peoples common share), unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Department regulations, and such U.S. holder otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability.

A U.S. holder of Citizens common shares who receives Peoples common shares as a result of the Merger will be required to retain records pertaining to the Merger, including records relating to the number of shares and the tax basis of such U.S. holder’s Citizens common shares under Treasury Department regulations Section 1.368-3. A U.S. holder of Citizens common shares who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Peoples common shares in the Merger will be required to file a statement with such U.S. holder’s U.S. federal income tax return in accordance with Treasury Department regulations Section 1.368-3 setting forth such U.S. holder’s tax basis in, and the fair market value of, the Citizens common shares exchanged by such U.S. holder pursuant to the Merger and certain other information. A U.S. holder of Citizens common shares who receives Peoples common shares as a result of the Merger should consult with such holder’s tax advisor if, immediately before the Merger, such holder owned (i) at least 5% (by vote or value) of the outstanding stock of Citizens or (ii) securities of Citizens with a basis for federal income tax purposes of at least $1.0 million.

The preceding discussion regarding the intended material U.S. federal income tax consequences of the Merger are not a complete analysis or discussion of all potential tax effects that may be important to you.

Each holder of Citizens common shares should consult with such holder’s own tax advisor regarding the specific tax consequences to the shareholder of the Merger, including the application and effect of federal, state, local and non-U.S. income and other tax laws.

Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States. Under the acquisition method of accounting, the assets and liabilities of Citizens will be recorded and assumed at estimated fair values at the time the Merger is consummated. The excess of the estimated fair value of Peoples common shares issued and the cash proceeds paid over the net fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be recorded as goodwill and will not be deductible for income tax purposes. Goodwill is tested for impairment at least annually and the amount impaired, if any, will be charged as an expense at the time of impairment.

Resale of Peoples Common Shares

Peoples has registered its common shares to be issued in the Merger with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). No restrictions on the sale or other transfer of Peoples common shares issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Peoples common shares issued to any Citizens shareholder who may become an “affiliate” of Peoples for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act and generally includes executive officers, directors and shareholders beneficially owning 10% or more of the outstanding Peoples common shares.

Employee Matters

Participation by Citizens Employees in Peoples’ Employee Benefit Plans

The Merger Agreement provides that employees of Citizens or Citizens Bank who become employees of Peoples as a result of the Merger will be entitled to participate in each employee benefit plan of Peoples or its subsidiaries of general applicability (excluding any plan frozen to new participants) to the same extent as similarly-situated employees of Peoples and its subsidiaries. Peoples will cause each such employee benefit plan to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the plan, the service of such employees with Citizens or Citizens Bank to the same extent as such service was credited for such purpose by Citizens or Citizens Bank (and for purposes of determining the benefit amount solely with respect to vacation, paid time off and severance programs). At such time as employees of Citizens or Citizens Bank become eligible to participate in a medical, health, dental or vision plan of Peoples or its subsidiaries, Peoples will, to the extent available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or vision plans of Peoples, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the effective time of the Merger to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Citizens benefit plan prior to the Merger, and (iii) provide each such employee or dependent with credit for any co-payments or co-insurance and deductibles paid during the same plan year under an analogous Citizens benefit plan (to the same extent that such credit was given under the analogous Citizens benefit plan during the applicable plan year).

Severance Payments

Subject to any applicable regulatory restrictions, Peoples has agreed to pay a severance amount to each employee of Citizens or Citizens Bank who (i) is not subject to an existing contract providing for severance and/or a change in control payment, (ii) is an employee of Citizens or Citizens Bank immediately before the effective time of the Merger, (iii) has been an employee of Citizens or Citizens Bank for at least six months prior to the effective time of the Merger, (iv) is terminated by Peoples other than for cause, or resigns for good reason (as defined in the Merger Agreement), in each case within six months after the Merger and (v) signs and delivers a termination and release agreement to Peoples. The severance amount is equal to the sum of the employee’s accrued but unused vacation time, if applicable, and two weeks’ base pay in effect at the time of termination multiplied by the number of whole years of service of such employee with Citizens or Citizens Bank, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment will equal four weeks of base pay, and the maximum severance payment will not exceed 26 weeks of base pay.

Withdrawal and Termination of Citizens Benefit Plans

Pursuant to the terms of the Merger Agreement and/or at the request of Peoples, Citizens and Citizens Bank are required to take certain actions to facilitate withdrawal from Citizens defined contribution plan as of the business day immediately prior to the effective date of the Merger and to freeze or terminate each other Citizens employee benefit plan.

Retention or Stay Bonuses

The Merger Agreement provides that, prior to the effective time of the Merger, Citizens and/or Citizens Bank will enter into retention or stay bonus agreements pursuant to which an aggregate amount of at least $200,000 (subject to increase by mutual agreement of Peoples and Citizens) will be allocated among certain officers and/or other employees of Citizens and Citizens Bank as determined by Peoples, with the approval of the Citizens Bank management team, which bonuses will be payable by Peoples and/or Peoples Bank subject to both (a) the closing of the Merger and (b) the finalization of certain post-closing conversion matters.

THE MERGER AGREEMENT

The following is a description of the material terms of the Merger Agreement. A complete copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties of Citizens and Peoples. The assertions embodied in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties delivered in connection with the execution of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

The Merger and Subsidiary Bank Merger

Pursuant to the terms and subject to the conditions of the Merger Agreement, upon filing the applicable certificates and articles of merger, Citizens will merge with and into Peoples, with Peoples surviving the merger and continuing as an Ohio corporation and a registered financial holding company. Immediately after the Merger, Peoples will cause Citizens Bank to be merged with and into Peoples Bank, with Peoples Bank surviving the merger and continuing as an Ohio-chartered commercial bank.

Effective Time

Peoples and Citizens will cause the closing of the Merger to occur within thirty days after the last of the conditions set forth in the Merger Agreement have been satisfied or waived. The Merger will become effective upon the later to occur of the following: (i) at the time at which the certificate of merger and articles of merger are respectively filed with the Ohio Secretary of State and the Kentucky Secretary of State; (ii) such later date and time as may be set forth in such certificate of merger and articles of merger with the approval of Peoples and Citizens; or (iii) such other date and time as shall be provided by applicable law.

Peoples and Citizens currently anticipate closing the Merger and filing the certificate of merger with the Ohio Secretary of State and articles of merger with the Kentucky Secretary of State in the second half of 2026.

Merger Consideration

Under the terms of the Merger Agreement, if the Merger is completed, shareholders of Citizens will be entitled to receive from Peoples for each Citizens common share outstanding immediately prior to the Merger (other than treasury shares and Dissenting Shares, as defined in the Merger Agreement), a combination of (a) 2.10 Peoples common shares and (b) $8.00 in cash.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments and the potential that the Exchange Ratio may be increased under limited circumstances), the implied value of the portion of the Merger Consideration payable in Peoples common shares will depend on the market price of the Peoples common shares at the time Citizens shareholders receive their Merger Consideration upon the closing of the Merger. On April 20, 2026 (the last trading day before the public announcement of the Merger), the closing price of Peoples common shares was $34.74 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $80.95 per Citizens common share at such date. On June 15, 2026, the last practicable date for which information was available prior to the date of this proxy statement/prospectus, the closing price of Peoples common shares was $35.89 per share, which, after giving effect to the Exchange Ratio and the $8.00 cash consideration per share, resulted in an implied value of approximately $83.37 per Citizens common share at such date. The value of the Peoples common shares at the time of completion of the Merger could be greater than, less than or the same as the value of Peoples common shares on the date of this proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations of Peoples common shares, which can be found online at www.Nasdaq.com, among other places.

Peoples will not issue any fractional Peoples common shares in connection with the Merger. Instead, each holder of Citizens common shares who would otherwise be entitled to receive a fraction of Peoples common shares (after taking into account all Citizens common shares owned by such holder at the effective time of the Merger) will receive cash (rounded to the nearest cent), without interest, in an amount equal to the fractional Peoples common share to which such holder would otherwise be entitled to multiplied by the average of the closing sale prices of Peoples common shares on the Nasdaq Global Select Market® as published in The Wall Street Journal for the ten (10) consecutive full trading days ending on the trading day preceding the effective date.

Finally, pursuant to the terms of the Merger Agreement, if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over a specified period prior to the closing of the Merger, Citizens would have the right to terminate the Merger Agreement, unless Peoples elects to increase the Exchange Ratio to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger.

At the effective time of the Merger, Citizens common shares will no longer be outstanding and will automatically be cancelled and cease to exist, and holders of Citizens common shares will cease to be, and will have no rights as, shareholders of Citizens, other than (a) to receive the Merger Consideration pursuant to the terms and conditions of the Merger Agreement, (b) to receive cash, without interest, in lieu of a fractional Peoples common shares to which such holder would otherwise be entitled, (c) to receive any dividend or other distribution which the holder thereof has the right to receive pursuant to the Merger Agreement, or (d) dissenters’ rights under Chapter 271B, Subtitle 13 of the KBCA in the case of Citizens common shares as to which a shareholder has properly exercised dissenters’ rights.

Surrender of Certificates

Peoples will engage the Exchange Agent to handle the exchange of Citizens common shares for the Merger Consideration. As promptly as practicable after the Merger is completed, and in any event no more than five business days after the Merger is completed, the Exchange Agent will send to each Citizens shareholder a letter of transmittal in customary form as reasonably agreed to by Peoples and Citizens for use in the exchange along with instructions explaining how to surrender Citizens stock certificates to the Exchange Agent. Citizens shareholders that surrender their stock certificates to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, will receive the Merger Consideration consisting of (i) that number of non-certificated whole Peoples common shares represented by book-entry (“Book-Entry Peoples Shares”) to which such former shareholder of Citizens is entitled, and (ii) a check representing the amount of cash consideration and any cash in lieu of a fractional share and any dividends or distributions which such holder has the right to receive pursuant to the Merger Agreement. No interest will be paid or accrued on the Peoples common shares or cash in lieu of fractional shares, dividends, or distributions payable to holders of the former Citizens certificates. Citizens shareholders will not be entitled to receive the Merger Consideration or any dividends or other distributions by Peoples until their Citizens stock certificates are surrendered. After surrender of the Citizens stock certificates, any unpaid dividends or distributions with respect to Peoples common shares represented by the certificates will be paid without interest.

If any Citizens stock certificate has been lost, stolen, or destroyed, the transmittal materials received from the Exchange Agent will explain the steps that the Citizens shareholder must take, including, if required by

Peoples, the posting by such shareholder of a bond in such amount as Peoples or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Indemnification and Directors’ and Officers’ Insurance

Subject to compliance with applicable state and federal laws, Peoples has agreed for a period of six years following the Merger to indemnify each person who served as a director or officer of Citizens or its subsidiaries on or after the date of the Merger Agreement and before the effective time of the Merger, to the fullest extent provided by the governing documents of Citizens and its subsidiaries as in effect on the date of the Merger Agreement, from and against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that the person was an officer or director of Citizens or its subsidiaries. The indemnification obligation under the Merger Agreement includes the obligation to advance expenses in accordance with the governing documents of Citizens and its subsidiaries as in effect on the date of the Merger Agreement.

In addition, the Merger Agreement provides that, prior to the Merger, Citizens will procure, at the expense of Peoples, a policy of directors’ and officers’ liability insurance (“Tail Policy”) to be effective for up to six years following the effective date of the Merger, with a premium not to exceed 200% of the annual premium currently paid for Citizens’ existing directors’ and officers’ liability insurance policy.

Nasdaq Stock Listing

Peoples common shares are currently listed on the Nasdaq Global Select Market® under the symbol “PEBO.” The shares to be issued to Citizens shareholders as Merger Consideration also will be eligible for trading on the Nasdaq Global Select Market®. Peoples shall cause the Peoples common shares to be issued in the Merger to be approved for listing as of the effective time of the Merger.

Conditions to Consummation of the Merger

Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Peoples and Citizens to complete the Merger are subject to the fulfillment or written waiver of each of the following conditions:

•	the Merger Agreement must be duly approved by the requisite vote of the shareholders of Citizens;

•

all regulatory approvals required to consummate the Merger and the transactions contemplated thereby must have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired;

•

no order, injunction or decree issued by any court or governmental agency or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect;

•	the Peoples common shares to be issued in the Merger must be authorized for listing on the Nasdaq Global Select Market®; and

•

this registration statement of which this proxy statement/prospectus is a part must have been declared effective by the SEC and must not be subject to any stop order or any threatened stop order by the SEC.

Conditions to Obligation of Citizens. Citizens will not be required to complete the Merger unless the following conditions are fulfilled or waived in writing:

•	the representations and warranties of Peoples set forth in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the effective time of the Merger as though made on and as of the effective time of the Merger (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date), provided that no representation or warranty of Peoples will be deemed untrue or incorrect unless the applicable fact, event or circumstance, individually or taken together with all facts, events or circumstances inconsistent with any representation or warranty of Peoples, has had or would reasonably be expected to result in a material adverse effect on Peoples, and Citizens shall have received a certificate, dated as of the effective date of the Merger, signed on behalf of Peoples by the CEO or CFO of Peoples to such effect;

•

Peoples must have performed in all material respects all obligations required to be performed by Peoples under the Merger Agreement at or prior to the effective time of the Merger, and Citizens must have received a certificate, dated as of the effective date of the Merger, signed on behalf of Peoples by its CEO or CFO to such effect;

•

Citizens must have received a written opinion of its counsel, FBT Gibbons LLP, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•

From the date of the Merger Agreement, there must not have occurred any event, circumstance or development that has resulted in or could reasonably be expected to result in a material adverse effect on Peoples; and

•

Peoples must have deposited with the Exchange Agent (i) evidence in book-entry form, representing the aggregate number of Peoples common shares to be issued to Citizens shareholders in respect of the stock portion of the Merger Consideration and (ii) an amount of cash equal to the sum of the aggregate cash consideration payable to Citizens shareholders in respect of the cash portion of the Merger Consideration plus the estimated aggregate amount payable to Citizens shareholders in lieu of fractional shares and in respect of any dividends or distributions payable pursuant to the terms of the Merger Agreement.

Conditions to Obligation of Peoples. Peoples will not be required to consummate the Merger unless the following conditions are also fulfilled or waived in writing:

•

the representations and warranties of Citizens contained in the Merger Agreement shall be true and correct in all material respects, subject to the Merger Agreement, as of the date of the Merger Agreement and as of the effective time of the Merger as though made on and as of the effective time of the Merger (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date), provided that no representation or warranty of Citizens will be deemed untrue or incorrect unless the applicable fact, event or circumstance, individually or taken together with all facts, events or circumstances inconsistent with any representation or warranty of Citizens, has had or would reasonably be expected to result in a material adverse effect on Citizens, and Peoples shall have received a certificate, dated as of the effective date of the Merger, signed on behalf of Citizens, by the CEO or CFO of Citizens to such effect;

•

Citizens must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger, and Peoples must have received a certificate, dated as of the effective date of the Merger, signed on behalf of Citizens by its CEO or CFO to such effect;

•

Peoples must have received a written opinion of its counsel, Vorys, Sater, Seymour and Pease LLP, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•

there shall not be any action taken or determination made, or any law enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated by the Merger Agreement by any governmental authority, in connection with the grant of any required regulatory approval or otherwise, that imposes any restriction, requirement or condition that, individually or in the aggregate, would reasonably be expected to have, after the effective time of the Merger, a material adverse effect on the business or operations of Peoples or any of its affiliates, measured on a scale relative to Citizens; provided that no such restriction, requirement or condition will be deemed to be burdensome or have a material adverse effect if such restriction, requirement or condition (i) results from a law, regulation, policy or order enacted or entered by a governmental authority that is generally applicable to bank holding companies or financial institutions generally and is not directed specifically at Peoples or any of its affiliates or (ii) requires Peoples or any of its affiliates to divest deposits or assets having an aggregate book value of not more than $75,000,000;

•

Peoples must have received a statement executed on behalf of Citizens, dated as of the effective date of the Merger, that satisfies the requirements of regulations of the United States Department of Treasury Regulations (“Treasury Regulations”) Section 1.897-2(h) stating that Citizens is not and has not been a United States real property holding corporation;

•	the holders of not more than 7.5% of the outstanding Citizens common shares shall have perfected their dissenters’ rights under Section Chapter 271B, Subtitle 13 of the KBCA;

•

there must not have been any condemnation, eminent domain or similar proceedings commenced or threatened in writing by any governmental authority with respect to any branch office owned by Citizens or any of its subsidiaries that has had or could reasonably be expected to have a material adverse effect on the continued use of such branch following the closing in a manner consistent with past practice, and the results of any Phase I environmental site assessment conducted by Peoples pursuant to the Merger Agreement does not identify any recognized environmental condition or other matter in respect of any parcel of real estate owned by Citizens or any of its subsidiaries that would reasonably be expected to result, with respect to such parcel of real estate, in liability to Citizens or any of its subsidiaries under environmental laws requiring investigation, remediation, monitoring or other response actions with an estimated aggregate cost, as determined by an independent, nationally recognized environmental consultant, in excess of $2,000,000;

•	Citizens shall have procured the Tail Policy in accordance with the terms of the Merger Agreement; and

•	from the date of the Merger Agreement, there must not have occurred any event, circumstance or development that has had or could reasonably be expected to have a material adverse effect on Citizens.

Peoples or Citizens can waive in writing any of the conditions listed above, unless the waiver is prohibited by law.

Representations and Warranties

Citizens has made customary representations and warranties in the Merger Agreement relating to:

•	corporate organization;

•	capitalization;

•	authority; no violation;

•	consents and approvals;

•	reports;

•	financial statements;

•	broker’s fees;

•	absence of changes;

•	compliance with applicable laws;

•	state takeover laws;

•	benefit plans;

•	approvals;

•	fairness opinion;

•	legal proceedings and regulatory agreements;

•	material contracts;

•	environmental matters;

•	taxes;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	derivatives;

•	labor;

•	loans and loan matters;

•	investment securities and repurchase agreements;

•	transactions with affiliates;

•	Bank Secrecy Act, anti-money laundering and OFAC compliance;

•	prohibited payments; and

•	no material misstatements or omissions.

Peoples has made customary representations and warranties in the Merger Agreement relating to:

•	corporate organization;

•	capitalization;

•	authority; no violation;

•	consents and approvals;

•	reports;

•	financial statements;

•	broker’s fees;

•	compliance with applicable laws;

•	legal proceedings;

•	absence of changes;

•	approvals;

•	reorganization;

•	available funds;

•	ownership of Citizens common shares;

•	Community Reinvestment Act compliance;

•	takeover laws;

•	fairness opinion; and

•	no material misstatements or omissions.

Citizens’ Conduct of Business Pending the Merger

Citizens has agreed that, between the date of the Merger Agreement and the closing of the Merger, except as expressly contemplated or permitted by the Merger Agreement, required by law, or consented to in writing by Peoples, each of Citizens and Citizens Bank will conduct its business in the ordinary course consistent with past practice in all material respects, will use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Peoples or Citizens to perform its covenants and agreements under the Merger Agreement or to consummate the Merger and other transactions contemplated by the Merger Agreement. In addition, Citizens has agreed that, unless specifically permitted or required by the Merger Agreement, required by law, or consented to in writing by Peoples, neither Citizens nor Citizens Bank will:

•	merge or consolidate itself with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

•

issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional Citizens common shares or other equity interests of Citizens voting debt or equity rights (other than, for the avoidance of doubt, the issuance of replacement certificates, book-entry statements, or other evidence of ownership for Citizens common shares in connection with lost, stolen or destroyed certificates or routine administrative share recordkeeping, in each case representing no net increase in outstanding Citizens common shares);

•

make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any of Citizens common shares, other than (i) its regular calendar quarterly dividends not exceeding $0.26 per Citizens common share on such dates generally consistent with recent past practice, provided, however, that Citizens cannot declare, pay or set aside a dividend for any calendar quarter if the record date for such dividend would result in the holders of Citizens common shares being entitled to receive a dividend from both Citizens and Peoples for the same calendar quarter with respect to the same Citizens common shares that are converted to Peoples common shares; and (ii) dividends paid by any of the subsidiaries of Citizens to Citizens or any of its wholly owned subsidiaries;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Citizens’ capital stock;

•

terminate, materially amend, renew or waive any material provision of, any material contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals and expirations in the ordinary course of business, or except with respect to contracts or agreements otherwise permitted by the Merger Agreement, enter into any new material contracts;

•

sell, transfer, mortgage, encumber, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except in each case, any sales, transfers, mortgages, encumbrances, lapses, cancellations, abandonments, or other dispositions or discontinuances in the ordinary course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity, except for the purchase of loans in the ordinary course of business consistent with past practice;

•	amend the Citizens’ Articles of Incorporation or Citizens’ Bylaws or the governing documents of Citizens Bank;

•

implement or adopt any material change in its accounting principles, practices or methods other than as may be required by generally accepted accounting principles or applicable regulatory accounting requirements or any regulatory agency responsible for regulating Citizens or its subsidiaries;

•

except as required under applicable law or any Citizens benefit plan existing as of April 20, 2026, and subject to certain permitted exceptions under the Merger Agreement, (i) increase the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Citizens or its subsidiaries (collectively, “Employees”), (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) hire or terminate without cause the employment of any Employee (other than the hiring of replacement employees for positions then existing), (iv) enter into, establish, adopt, terminate or amend any Citizens benefit plan or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, change in control, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (including any related administrative services contract), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Employees, (v) grant any equity or equity-based awards to any Employees, or (vi) take any action to accelerate the payment of benefits, or the vesting or exercisability of stock options, restricted stock or other compensation or benefits of any Employees;

•

take, or omit to take, any action that is intended or is reasonably expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or except as may be required by applicable law imposed by any governmental entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•

other than in the ordinary course consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•

enter into any new line of business or materially change its lending, investment, underwriting, risk, asset liability management, or any other banking or operating policies, except as required by law or any regulatory agency;

•

make any material change to its investment securities portfolio, or derivatives portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as required by law or requested by a regulatory agency;

•

settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $75,000 individually or $150,000 in the aggregate for all such actions, suits, claims, and that does not impose any restriction on the business of Citizens or its subsidiaries or create precedent for claims that is reasonably likely to be material to Citizens or its subsidiaries;

•

make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its subsidiaries, or other than in consultation with Peoples, make application for the closing, consolidation or sale of, or close, consolidate or sell, any branch;

•

make or incur any capital expenditure in excess of $50,000 individually or $150,000 in the aggregate, except for binding commitments existing on the date of the Merger Agreement and previously disclosed to Peoples;

•

fail to prepare and file or cause to be prepared or filed in a timely manner consistent with past practice all tax returns that are required to be filed (with extensions) at or before the effective time of the Merger, fail to timely pay any tax due (whether or not required to be shown on any such tax returns), or make, change or revoke any tax election or tax accounting method, file any amended tax return, settle any tax claim or assessment, consent to the extension or waiver of any statute of limitations with respect to taxes (or offer or agree to do any of the foregoing or surrender its rights to any of the foregoing or to claim any refund of taxes or file any amended tax return);

•

make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that (a) for a secured loan, is in excess of $3,000,000, or would result in total credit exposure to the applicable borrower (and its affiliates) to Citizens or its subsidiaries in excess of $7,000,000 and (b) for an unsecured loan, is in excess of $500,000, or would result in total unsecured credit exposure to the applicable borrower (and its affiliates) to Citizens or its subsidiaries in excess of $500,000 (other than unsecured credit exposure arising from Automated Clearing House (“ACH”) origination services provided to existing ACH origination customers in the ordinary course of business consistent with past practice), or amend or modify in any material respect any existing loan rated “special mention” or below by Citizens or its subsidiaries with total credit exposure in excess of $300,000;

•

except for existing commitments, or commitments to sell a participation interest in a loan that were approved, as of the date of the Merger Agreement, sell a participation interest in a loan, other than sales of loans secured by one-to-four-family real estate consistent with past practice (including sales of loans in the secondary market), without first giving Peoples Bank the opportunity and a reasonable time to purchase the participation being sold, or purchase a participation interest in a loan other than purchases of participation interests from Peoples Bank;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in a manner consistent with past practices in relation to rates prevailing in the relevant market;

•	cause or permit any material change to the general composition of Citizens Bank’s deposit products;

•

foreclose upon or otherwise permit or cause Citizens or any of its subsidiaries to take title to or possession or control of any commercial real property that would reasonably be expected to raise environmental concerns or any entity owning such property without first obtaining a Phase I thereon; or

•	agree to take, make any commitment to take, or adopt any resolutions of the board of directors of Citizens or its subsidiaries in support of, any of the foregoing.

Peoples’ Conduct of Business Pending the Merger

Peoples has agreed that, between the date of the Merger Agreement and the closing of the Merger, except as expressly contemplated or permitted by the Merger Agreement, required by law, or consented to in writing by Peoples, Peoples and each of its subsidiaries will conduct its business in the ordinary course consistent with past practice in all material respects, will use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Peoples or Citizens to perform its covenants and agreements under the Merger Agreement or to consummate the Merger and other transactions contemplated by the Merger Agreement. In addition, Peoples has agreed that, unless specifically permitted or required by the Merger Agreement, required by law, or consented to in writing by Citizens, neither Peoples nor its subsidiaries will:

•

take, or omit to take, any action that would, or could be reasonably expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or except as may be required by applicable law imposed by any governmental entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	effect any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization;

•

amend Peoples’ Amended Articles of Incorporation or Code of Regulations in a manner that would adversely affect the holders of Citizens common shares, or adversely affect the holders of Citizens common shares relative to other holders of Peoples common shares;

•	make, declare, pay or set aside for payment any extraordinary dividend or pay any extraordinary dividend (excluding regular quarterly cash dividends); or

•	agree to take, make any commitment to take, or adopt any resolutions of the board of directors of Peoples or its subsidiaries in support of, any of the foregoing.

Fees and Expenses

Peoples and Citizens are each required to bear their own fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, whether or not the Merger is consummated.

Termination of the Merger Agreement

Termination by mutual consent. Peoples and Citizens may mutually agree to terminate the Merger Agreement and abandon the Merger at any time before the Merger is effective, whether before or after approval by Citizens shareholders, if their respective boards of directors each authorizes such termination.

Termination by either Peoples or Citizens. The Merger Agreement may be terminated at any time prior to the effective time of the Merger by either Peoples or Citizens under the following circumstances:

•

if any of the required regulatory approvals is denied and the denial has become final and nonappealable, or if any governmental body issue a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•	if the Citizens shareholders do not approve the Merger Agreement at the Citizens special meeting (including any adjournment or postponement thereof);

•

if there is a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement that has not been or cannot be cured within thirty days of notice of the breach, so long as the party seeking to terminate is not then in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement; or

•

if the Merger has not been consummated by March 31, 2027, unless the failure to complete the Merger by that date is due to the failure of the party seeking to terminate to perform or observe the covenants and agreements of such party set forth in the Merger Agreement.

Termination by Peoples. Peoples, acting alone, may terminate the Merger Agreement and abandon the Merger at any time before the effective time of the Merger upon written notice to Citizens:

•

if the Citizens board of directors (i) fails to recommend to the Citizens shareholders that they approve the Merger Agreement; (ii) withdraws, qualifies or modifies its recommendation to Citizens shareholders to approve the Merger Agreement, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any other acquisition proposal; or (iii) fails to comply with its obligations under the Merger Agreement related to the calling and holding of the Citizens special meeting or the non-solicitation of alternative acquisition proposal; or

•

if a tender offer or exchange offer for 20% or more of the outstanding Citizens shares is commenced by a third party, the Citizens board of directors recommends that the Citizens shareholders tender their shares in the tender or exchange offer or otherwise fails to recommend the rejection of such tender or exchange offer within 10 business days.

Termination by Citizens. Citizens, acting alone, may terminate the Merger Agreement and abandon the Merger at any time before the Merger is effective upon written notice to Peoples:

•

if the Citizens board of directors authorizes Citizens to enter into, and immediately following termination Citizens enters into, a letter of intent, indication of interest, memorandum of understanding, acquisition agreement, merger agreement or other agreement relating to a superior acquisition proposal, provided that Citizens has complied with all of its obligations under the Merger Agreement regarding the non-solicitation of alternative acquisition proposals and Citizens pays to Peoples a termination fee; or

•

if the market value of Peoples common shares decreases by a certain percentage and also decreases by a certain percentage relative to the Nasdaq Bank Index over the time specified in the Merger Agreement, subject, however, to Peoples’ right to cure by providing notice to Citizens that Peoples intends to proceed with the Merger by increasing the Exchange Ratio in an amount consistent with the formula set forth in the Merger Agreement to provide for the issuance of additional Peoples common shares to Citizens shareholders in the Merger.

Acquisition Proposals and Termination Fee

Pursuant to the Merger Agreement, Citizens and Citizens Bank are prohibited from soliciting, initiating, encouraging or facilitating, participating in negotiations or discussions regarding, or taking certain other actions (or failing to take certain actions) with respect to any alternative acquisition proposal. Under the provisions of the Merger Agreement, an alternative “acquisition proposal” means any proposal, offer, inquiry, or indication of interest by any person or group, other than Peoples or any of its affiliates, relating to certain transactions involving Citizens and/or Citizens Bank, including any transaction involving the acquisition of 25% or more of the outstanding voting securities of Citizens or Citizens Bank, the acquisition of 25% or more of the consolidated assets, business, revenues, net income or deposits of Citizens, or any liquidation or dissolution of Citizens or Citizens Bank.

Notwithstanding the foregoing, if prior to the Citizens shareholders meeting, Citizens receives an unsolicited bona fide written acquisition proposal by any person or group that did not result from a breach of the provisions of the Merger Agreement and that the Citizens board of directors determines, in its good faith judgment (after consultation with its financial advisors and outside legal counsel), either constitutes, or is reasonably likely to result in, an acquisition proposal that is “superior” to the proposed Merger with Peoples, then in such case Citizens and its representatives may, if the third party executes a confidentiality agreement on terms no less restrictive than those governing the parties, furnish information or engage in discussions or negotiations with the third party making the acquisition proposal to the extent the Citizens board of directors determines in good faith that taking such actions would be necessary in order for the Citizens board of directors to comply with its fiduciary duties under applicable law. As promptly as practicable (but in no event more than 48 hours) following Citizens’ receipt of any acquisition proposal, or any request for nonpublic information or inquiry that would reasonably be expected to lead to any such acquisition proposal, Citizens must advise Peoples in writing of the receipt of such acquisition proposal, request or inquiry and the terms of such acquisition proposal, request or inquiry (including the identity of the person or group making the proposal) and must thereafter keep Peoples apprised of any related developments, discussions and negotiations on a current basis.

Before Citizens’ board of directors may withdraw or change its recommendation to Citizens shareholders with respect to the approval of the Merger Agreement in order to pursue a superior proposal, Citizens must provide Peoples with at least five business days’ prior written notice and negotiate in good faith with Peoples during that period to permit Peoples to propose adjustments to the Merger Agreement. If the superior proposal is revised during this period, Citizens must provide a new notice and restart the five business day period. Citizens’ board of directors may only effect a change in its recommendation based on a superior proposal if it concludes in good faith (after consultation with its financial advisors and outside legal counsel) that the acquisition proposal constitutes a superior proposal, taking into account any amendments or modifications to the Merger Agreement proposed by Peoples. After completion of the notice period and good faith negotiations, the Citizens board of directors must again conclude in good faith (after consultation with its financial advisors and outside legal counsel) that the acquisition proposal continues to constitute a superior proposal after giving effect to any proposals, amendments or modifications offered or agreed to by Peoples.

The Merger Agreement requires Citizens to pay a termination fee of $3 million to Peoples if: (i) Citizens terminates the Merger Agreement to enter into a superior proposal; (ii) Peoples terminates the Merger Agreement due to a change in the Citizens board’s recommendation or failure to comply with its non-solicitation or shareholder meeting obligations; or (iii) following termination of the Merger Agreement for failure to obtain shareholder approval or certain other reasons, Citizens either consummates an alternative acquisition transaction or enters into a definitive agreement relating to an alternative acquisition transaction within 12 months of such termination.

Voting Agreements

As of April 20, 2026, the directors of Citizens, who collectively owned 234,743 Citizens common shares (excluding certain shares held through deferred compensation arrangements that the directors are not entitled to vote), or approximately 24.03% of the outstanding Citizens common shares, entered into voting agreements with Peoples pursuant to which they agreed, subject to certain terms and conditions, to vote their Citizens common shares in favor of the approval of the Merger Agreement.

Amendment

The Merger Agreement may be amended or modified by Peoples and Citizens, by action taken or authorized by each of their respective boards of directors, at any time before the closing of the Merger, provided that after the receipt of the required vote of the Citizens shareholders, there may not be any amendment or modification to the Merger Agreement that requires further approval of the Citizens shareholders under applicable law.

COMPARISON OF CERTAIN RIGHTS OF CITIZENS AND PEOPLES SHAREHOLDERS

If the Merger is completed, those shareholders of Citizens that do not exercise dissenters’ rights will receive Peoples common shares in the Merger and, therefore, will become shareholders of Peoples and will cease to be shareholders of Citizens. Peoples is organized under the laws of the State of Ohio and Citizens is organized under the laws of the Commonwealth of Kentucky. The following is a summary of the material differences between (1) the current rights of holders of Citizens common shares under Kentucky law and Citizens’ Articles of Incorporation and Citizens’ Bylaws and (2) the current rights of holders of Peoples common shares under Ohio law and the Amended Articles of Incorporation and Code of Regulations of Peoples.

Peoples and Citizens believe that this summary describes the material differences between the rights of holders of Peoples common shares and the rights of holders of Citizens common shares as of the date of this proxy statement/prospectus. The following chart compares certain rights of the holders of shares of Citizens’ common shares to the rights of holders of Peoples common shares in areas where those rights are materially different. This summary, however, does not purport to be a complete description of such differences and is qualified in its entirety by reference to the relevant provisions of Ohio law, the relevant provisions of Kentucky law, and the respective corporate governance instruments of Citizens and Peoples. Copies of Peoples’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “WHERE YOU CAN FIND MORE INFORMATION” at the forepart of this document.

Citizens National Corporation	Peoples Bancorp Inc.
Authorized Capital Stock

Citizens’ Articles of Incorporation authorize Citizens to issue up to 3,000,000 common shares, no par value per share. The Citizens’ Articles of Incorporation do not authorize Citizens to issue any preferred shares or other class of capital stock, except for the Citizens common shares.

As of June 9, 2026, there were 976,924 Citizens common shares outstanding.

Peoples’ Amended Articles of Incorporation authorize Peoples to issue up to (i) 50,000,000 common shares, without par value, and (ii) 50,000 preferred shares, without par value.

As of June 9, 2026 there were 35,928,794 Peoples common shares outstanding and no preferred shares outstanding.

Dividend Rights
Holders of Citizens common shares are entitled to such dividends and other distributions, including liquidating distributions, as may be declared from time to time by Citizens’ board of directors out of funds legally available for payment of distributions. The payment of dividends by Citizens is subject to certain restrictions set forth in the KBCA.	As an Ohio corporation, Peoples may, in the discretion of its board of directors, generally pay dividends to shareholders out of surplus, and must notify shareholders if a dividend is paid out of capital surplus. Holders of Peoples common shares are entitled to receive dividends when, as and if declared by its board of directors from funds legally available therefor, subject to, and which may be adversely affected by, the rights, preferences and privileges of holders of any preferred shares that its board of directors may designate and issue in the future.

Calling of Special Meetings
Under the Citizens Bylaws, special meetings of the shareholders of Citizens may be called by the Chairman; by the President; by a majority of the directors; or by the holders of not less than one-third of the outstanding shares entitled to vote at the meeting.	Under Peoples’ Code of Regulations, special meetings of the shareholders of Peoples may be called by the Chairman; by the President, or, in the case of the President’s absence, death or disability, the Vice President authorized to exercise the authority of the President; by the Secretary; by the directors by action at a meeting, or a majority of the directors acting without a meeting; or by the holders of at least a majority of all shares outstanding and entitled to vote at the meeting.

Board of Directors
Number of Directors. Citizens’ Articles of Incorporation establish a range for the size of the board of directors of not less than three (3) and not more than twenty-five (25), with the exact number of directors from time to time determined by the shareholders in the manner provided in the Citizens Bylaws. The number of directors of Citizens is currently fixed at eight (8).	Number of Directors. According to Peoples’ Code of Regulations, the number of directors shall not be less than nine (9) and not more than fifteen (15), with the exact number of directors from time to time determined and fixed by the shareholders or by the affirmative vote of a majority of the authorized number of directors, provided that the directors may not increase the number of directors to more than fifteen (15) nor reduce the number of directors to less than nine (9). The number of directors of Peoples is currently fixed at eleven (11).

Filling Vacancies. According to Citizens’ Bylaws, vacancies on the Citizens board of directors may be filled by the shareholders or by the board of directors (and, if the directors remaining in office constitute less than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office).	Filling Vacancies. According to Peoples’ Code of Regulations, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the Peoples board of directors for the unexpired term.
Classification of Directors. Citizens’ organizational documents do not provide for a classified board of directors. Currently, directors are elected to serve a one-year term until their successors are elected and qualified.	Classification of Directors. Pursuant to Peoples’ Code of Regulations, all of the Peoples directors serve for one-year terms and until their successors are duly elected and qualified, or until their earlier resignation, removal from office or death.
Removal of Directors. According to the KBCA, a director can be removed from office if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.	Removal of Directors. Peoples’ Code of Regulations allows for directors to be removed at any time, but only for cause, by the affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power of the corporation.

Voting
Required Vote to Pass Certain Actions. Under the Citizens’ Articles of Incorporation, certain Business Combinations are required to be approved by the affirmative vote of holders of at least eighty percent (80%) of the outstanding voting shares of Citizens if such Business Combinations involve an Interested Shareholder (as defined in the Citizens Articles of Incorporation to generally refer to shareholders who beneficially own twenty percent (20%) or more of the outstanding voting shares of Citizens).	Required Vote to Pass Certain Actions. Peoples’ Amended Articles of Incorporation generally require the affirmative vote of not less than a majority of the voting power of its shareholders to pass an action, unless expressly provided otherwise by statute; however, if any three members of Peoples’ board of directors vote against the following matters, the affirmative vote of the holders of shares entitling them to exercise not less than seventy-five percent (75%) of the voting power of the corporation is

A “Business Combination” is defined in the Citizens Articles of Incorporation to include (a) any merger, consolidation, or share exchange with an Interested Shareholder or his, her or its affiliate; (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or his, her or its affiliate of assets of Citizens or any subsidiary of Citizens having an aggregate fair market value of $250,000 or more; (c) subject to certain exclusions, the issuance or transfer by Citizens or any subsidiary of Citizens (in one transaction or a series of transactions) of any securities of Citizens or any subsidiary to any Interested Shareholder or his, her or its affiliate in exchange for cash, securities and/or other property having an aggregate fair market value of $250,000 or more; (d) the adoption of any plan or proposal for liquidation or dissolution of Citizens proposed by or on behalf of an Interested Shareholder or his, her or its affiliate; or (e) any reclassification of securities or reclassification, or any merger transaction, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding of shares of any class of stock of Citizens or any subsidiary of Citizens by an Interested Shareholder or his, her or its affiliate.

required to adopt the following actions: (a) a proposed amendment to the Articles of Peoples; (b) proposed new Regulations or an alteration, amendment or repeal of the Regulations of Peoples; (c) an agreement of merger or consolidation providing for the merger or consolidation of Peoples with or into one or more other corporations; (d) a proposed combination or majority share acquisition involving the issuance of shares of Peoples and requiring shareholder approval; (e) a proposal to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the property and assets of Peoples; (f) a proposed dissolution of Peoples; or (g) a proposal to fix or change the number of directors by action of the shareholders of Peoples.

Notwithstanding the foregoing, a Business Combination described above will not be subject to the increased voting requirement under the Citizens’ Articles of Incorporation if the Business Combination either (i) is approved by a majority of Citizens Disinterested Directors (as defined in Citizens’ Articles of Incorporation) or (ii) satisfies certain conditions set forth in Citizens’ Articles of Incorporation, including the requirement that the aggregate amount of the cash and the fair market value of any other consideration to be received by holders of Citizens common shares in the Business Combination is at least equal to the higher of (A) the highest per share price paid by the Interested Shareholder to acquire shares within the previous two years (or, if higher, in the transaction in which the Interested Shareholder became an Interested Shareholder) or (B) the fair market value per Citizens common share on the date of announcement of the Business Combination (or, if higher, on the date on which the Interested Shareholder became an Interested Shareholder).

Cumulative Voting: No holder of Citizens common shares is entitled to the right of cumulative voting in the election of directors.	Cumulative Voting: No holder of Peoples common shares is entitled to the right of cumulative voting in the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CITIZENS

The following table sets forth information with respect to the Citizens common shares beneficially owned by each director of Citizens, by certain executive officers of Citizens and by persons known to us who may be beneficial owners of more than 5% of the outstanding Citizens common shares as of June 9, 2026. The following table also shows the anticipated pro forma number (and percentage) of Peoples common shares the directors, executive officers and owners of more than 5% of Citizens common shares will own giving effect to the Merger, based on their current beneficial ownership of Citizens common shares. The pro forma ownership numbers and (percentages) are based on the Exchange Ratio of 2.10 Peoples common shares to be issued for each Citizens common shares in the Merger, resulting in the issuance of a total of 2,051,540 Peoples common shares as of June 9, 2026.

Name and Position(s)(1)	Number of Citizens Common Shares Beneficially Owned(2)		Percent of Citizens Common Shares Outstanding	Pro forma Number (and Percentage) of Peoples Common Shares(3)
Directors and Executive Officers
Gregory J. Meade Director	36,636	(4)	3.8%	76,935	(*)
Paul David Brown, Jr. Director	1,075	(5)	*	2,257	(*)
Robin T. Cooper Director	4,020		*	8,442	(*)
Lisa M. Johnson Director	126,057		12.9%	264,719	(*)
Lynn Dorton Mullins Director	34,715	(6)	3.6%	72,901	(*)
Robert Shurtleff Director	0		*	0	(*)
Gary Stewart Director	0	(7)	*	0	(*)
Marvin “Butch” Walker Director	32,240		3.3%	67,704	(*)
Leisha Maynard, CPA President and Chief Executive Officer	0		*	0	(*)
James E. Robinson, Jr. Executive Vice President, Chief Financial Officer and Treasurer	0		*	0	(*)
Directors and Executive Officers as a Group (10 persons)	234,743		24.0%	492,960	(1.3%)

Other Beneficial Owners of More Than 5%
Bob Hutchison PO Box 23 Staffordsville, KY 41256-0023	145,070		14.9%	304,647	(*)

G. Larry Conley 5422 Forest Springs Dr Dunwoody, GA 30338-3606	68,716		7.0%	144,303	(*)

Margaret Brown 159 KY Route 825 HagerHill, KY 41222-8813	58,824		6.0%	123,530	(*)

*	Reflects beneficial ownership of less than 1% of the outstanding common shares of Citizens or Peoples, as applicable.

(1)

Except as otherwise indicated, each person shown in the table has sole or shared voting and investment power with respect to the common shares indicated. The business address of each director and executive officer of Citizens is 620 Broadway, Paintsville, Kentucky 41240.

(2)

The information contained in this column is based upon information furnished to Citizens by the named individuals and the shareholder records of Citizens. Except where otherwise indicated, this column represents the number of shares beneficially owned, which includes shares as to which a person has sole or shared voting and/or investment power.

(3)

The pro forma percentages of Peoples common shares are calculated based on the sum of (a) 35,928,794 Peoples common shares outstanding as of June 9, 2026 plus (b) a total of 2,051,540 Peoples common shares to be issued in the Merger.

(4)	Excludes 3,496 shares held through a deferred compensation arrangement with Kentucky Trust, which Mr. Meade is not entitled to vote.
(5)	Excludes 890 shares held through a deferred compensation arrangement with Kentucky Trust, which Mr. Brown is not entitled to vote.
(6)	Excludes 1,967 shares held through a deferred compensation arrangement, which Ms. Mullins is not entitled to vote.
(7)	Excludes 365 shares held through a deferred compensation arrangement, which Mr. Stewart is not entitled to vote.

EXPERTS

The consolidated financial statements of Peoples appearing in Peoples’ Annual Report (Form 10-K) for the year ended December 31, 2025, and the effectiveness of Peoples’ internal control over financial reporting as of December 31, 2025, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Vorys, Sater, Seymour and Pease LLP has rendered an opinion that the Peoples common shares to be issued to the Citizens shareholders in connection with the Merger have been duly authorized and, if issued as contemplated by the Merger Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Ohio. Certain U.S. federal income tax consequences relating to the Merger will also be passed upon for Peoples by Vorys, Sater, Seymour and Pease LLP and for Citizens by FBT Gibbons LLP.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Peoples to incorporate certain information into this document by reference to other information that has been filed with the SEC. This means that Peoples can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Peoples incorporate by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about Peoples and you should read this document together with any other documents incorporated by reference in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC, except to the extent that any information in such filings, including subsequent filings, is deemed “furnished” but not “filed” in accordance with SEC rules.

This document incorporates by reference the following documents that have previously been filed with the SEC by Peoples (File No. 000-16772):

•	Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on April 30, 2026;

•

Current Reports on Form 8-K filed with the SEC on each of January 20, 2026, January  26, 2026, February  2, 2026, April  21, 2026, April  24, 2026, April  27, 2026, April  28, 2026, and May 4, 2026 (in each case, except to the extent portions of any such Form 8-K is deemed furnished but not filed);

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 6, 2026; and

•

The description of Peoples’ common shares, no par value, contained as Exhibit 4.2 to the Quarterly Report on Form 10-Q of Peoples for the quarterly period ended June 30, 2023, filed with the SEC on August 3, 2023.

In addition, Peoples is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the Citizens special meeting of shareholders.

Peoples files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials

Peoples files with the SEC without charge by following the instructions in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document.

Neither Peoples nor Citizens has authorized anyone to give any information or make any representation about the Merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

PEOPLES BANCORP INC.

and

CITIZENS NATIONAL CORPORATION

April 20, 2026

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1	Exchange Agent	A-4
2.2	Delivery of Merger Consideration	A-4
2.3	Exchange Procedures	A-5

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CITIZENS

3.1	Corporate Organization	A-6
3.2	Capitalization	A-7
3.3	Authority; No Violation	A-8
3.4	Consents and Approvals	A-8
3.5	Reports	A-9
3.6	Financial Statements	A-9
3.7	Broker’s Fees	A-10
3.8	Absence of Changes	A-10
3.9	Compliance with Applicable Law	A-10
3.10	State Takeover Laws	A-11
3.11	Citizens Benefit Plans	A-11
3.12	Approvals	A-14
3.13	Fairness Opinion	A-14
3.14	Legal Proceedings and Regulatory Agreements	A-14
3.15	Material Contracts	A-15
3.16	Environmental Matters	A-16
3.17	Taxes	A-17
3.18	Intellectual Property	A-19
3.19	Properties	A-20
3.20	Insurance	A-20
3.21	Accounting and Internal Controls	A-21
3.22	Derivatives	A-21
3.23	Labor	A-21
3.24	Loans; Loan Matters	A-22

A-i

(Continued)

3.25	Investment Securities; Repurchase Agreements	A-23
3.26	Transactions with Affiliates	A-23
3.27	Bank Secrecy Act, Anti-Money Laundering and OFAC Compliance	A-24
3.28	Prohibited Payments	A-24
3.29	No Material Misstatements or Omissions	A-24
3.30	No Other Representations or Warranties	A-24

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PEOPLES

4.1	Corporate Organization	A-25
4.2	Capitalization	A-25
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-26
4.5	Reports	A-26
4.6	Financial Statements	A-27
4.7	Broker’s Fees	A-27
4.8	Compliance with Applicable Law	A-27
4.9	Legal Proceedings	A-27
4.10	Absence of Changes	A-28
4.11	Approvals	A-28
4.12	Reorganization	A-28
4.13	Available Funds	A-28
4.14	Ownership of Citizens Common Shares	A-28
4.15	CRA Compliance	A-28
4.16	Takeover Laws	A-28
4.17	Fairness Opinion	A-28
4.18	No Material Misstatements or Omissions	A-29
4.19	No Other Representations or Warranties	A-29

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-29
5.2	Citizens Forbearances	A-29
5.3	Peoples Forbearances	A-32

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-33
6.2	Access to Information	A-34
6.3	Shareholder Approval	A-35
6.4	NASDAQ Listing; Reservation of Peoples Common Shares	A-36
6.5	Employee Matters	A-36
6.6	Indemnification; Directors’ and Officers’ Insurance	A-38
6.7	Acquisition Proposals	A-39
6.8	Takeover Laws	A-42

A-ii

(Continued)

6.9	Financial Statements and Other Current Information	A-42
6.10	Notification of Certain Matters	A-42
6.11	Litigation	A-42
6.12	Transition Planning	A-43
6.13	Citizens Voting Agreements	A-43
6.14	Tax Representation Letters	A-43
6.15	Environmental Assessments	A-43
6.16	No Control of Other Party’s Business	A-43
6.17	Confidentiality	A-43
6.18	Trust Preferred Securities	A-44
6.19	Third Party Agreements	A-44
6.20	Title Center of Greater Kentucky, LLC	A-44

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-44
7.2	Conditions to Obligations of Peoples	A-45
7.3	Conditions to Obligations of Citizens	A-46

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-47
8.2	Effect of Termination	A-48
8.3	Fees and Expenses	A-49
8.4	Amendment	A-50
8.5	Extension; Waiver	A-50

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-50
9.2	Notices	A-50
9.3	Interpretation; Knowledge	A-51
9.4	Counterparts	A-51
9.5	Entire Agreement	A-51
9.6	Governing Law; Jurisdiction	A-51
9.7	Waiver of Jury Trial	A-52
9.8	Public Announcements	A-52
9.9	Assignment; Third-Party Beneficiaries	A-52
9.10	Specific Performance	A-52
9.11	Disclosure Schedule	A-52
9.12	Delivery by Electronic Transmission	A-53

Exhibit A	–	Index of Defined Terms
Exhibit B	–	Form of Bank Merger Agreement
Exhibit C	–	Form of Voting Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 20, 2026 (this “Agreement”), is made by and between Peoples Bancorp Inc., an Ohio corporation (“Peoples”), and Citizens National Corporation, a Kentucky corporation (“Citizens”).

RECITALS

A. Peoples is a registered financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)and owns all of the outstanding shares of Peoples Bank, an Ohio-chartered commercial bank (“Peoples Bank”).

B. Citizens is a registered financial holding company under the BHC Act and owns all of the outstanding shares of Citizens Bank of Kentucky, Inc., a Kentucky banking corporation (“Citizens Bank”).

C. The Boards of Directors of Peoples and Citizens have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Citizens will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Peoples (the “Parent Merger”), followed by the subsidiary bank merger of Citizens Bank with and into Peoples Bank (the “Bank Merger”). The Parent Merger and Bank Merger shall sometimes collectively be referred to as the “Merger”.

D. The Boards of Directors of Peoples and Citizens have each approved this Agreement and the transactions contemplated hereby.

E. The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

G. Capitalized terms used in this Agreement shall have the respective definitions given to such terms in the provisions of this Agreement, and an index of such defined terms is set forth in Exhibit A attached hereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Parent Merger.

(a) Upon the terms and subject to the conditions of this Agreement, in accordance with the Ohio General Corporation Law (Chapter 1701 of the Ohio Revised Code) (the “OGCL”) and the Kentucky Business Corporation Act (Chapter 271B of the Kentucky Revised Statutes, as amended) (the “KBCA”), at the Effective Time, Citizens shall merge with and into Peoples. Peoples shall be the continuing and surviving corporation in the Parent Merger and shall continue its existence under the laws of the State of Ohio. As of the Effective Time, the separate corporate existence of Citizens shall cease. As used in this Agreement, the term “Surviving Corporation” refers to Peoples immediately after the Effective Time.

(b) Peoples may, at any time prior to the Effective Time, change the method of effecting the combination of Citizens and Peoples (including the provisions of this Article I), if and to the extent Peoples deems, in its reasonable discretion, such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, including any alteration or change to the Exchange Ratio (except pursuant to Section 1.4(c)), (ii) adversely affect the tax consequences of the Merger to shareholders of Citizens or the tax treatment of either party pursuant to this Agreement, including causing the Merger to fail to qualify as a “reorganization” under Code Section 368(a) of the Code, (iii) materially impede or delay the receipt of the Requisite Regulatory Approvals or other consents and approvals required for consummation of the Merger or otherwise materially delay or impede consummation of the transactions contemplated by this Agreement, or (iv) require further approval of Citizens’ shareholders if such change is made after obtaining the Citizens Shareholder Approval. The parties agree to reflect any change contemplated by this Section 1.1(b) in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.4.

1.2 Closing and Effective Time. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and other closing deliveries within thirty (30) days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII of this Agreement (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties hereto (such day, the “Closing Date”). Subject to the terms and conditions of this Agreement, on or before the Closing Date, Peoples and Citizens shall execute and file (or cause to be executed and filed) the certificate of merger (the “Certificate of Merger”), as provided under the OGCL, with the Ohio Secretary of State (the “OSS”) and the articles of merger (the “Articles of Merger”), as provided under the KBCA, with the Kentucky Secretary of State (the “KSS”). The Parent Merger shall become effective upon the later to occur of the following: (i) the filing of the Certificate of Merger with the OSS and the articles of merger with the KSS; (ii) such later date and time as may be set forth in such Certificate of Merger and Articles of Merger with the approval of Peoples and Citizens; or (iii) such other date and time as shall be provided by applicable law (such date and time, the “Effective Time” or “Effective Date” ).

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth herein and in Section 1701.82 of the OGCL and the equivalent section or sections of the KBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Citizens shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of Citizens shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

1.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Peoples, Citizens or the holder of any of the following securities:

(a) Subject to the provisions of this Section 1.4 and Section 1.5, each common share of Citizens, no par value (“Citizens Common Shares”), issued and outstanding immediately prior to the Effective Time (excluding shares of Citizens Common Shares owned by Citizens as treasury stock (“Treasury Shares”) and Dissenting Shares) shall be converted, in accordance with the procedures set forth in Article II, into the right to receive, without interest, the following (collectively, the “Merger Consideration”):

(i) 2.10 (the “Exchange Ratio”) common shares, without par value, of Peoples (the “Peoples Common Shares”) (the “Stock Consideration”); and

(ii) Cash, in the amount of $8.00 (the “Cash Consideration”).

(b) All of the Citizens Common Shares converted into the right to receive the Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Citizens Common Shares (each, a “Certificate”) and each non-certificated Citizens Common Share represented by book-entry (a “Book-Entry Citizens Share”) shall thereafter represent only the right to receive (i) the Merger Consideration in accordance with, and subject to, Section 1.4(a), (ii) cash in lieu of any fractional shares that the Citizens Common Shares represented by such Certificate or Book-Entry Citizens Share have been converted into the right to receive pursuant to Section 1.4(e) and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(c), in each case, without any interest thereon.

(c) If, between the date of this Agreement and the Effective Time, the outstanding Peoples Common Shares or Citizens Common Shares shall have been increased, decreased, converted or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there has been any extraordinary dividend or distribution (which, for the avoidance of doubt, shall exclude any regular quarterly cash dividends as permitted under Section 5.3(d)) (a “Change in Capitalization”), an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Citizens Common Shares the same economic effect as contemplated by this Agreement prior to such event.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Treasury Shares and Citizens Common Shares that are owned by Peoples shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

(e) Notwithstanding anything to the contrary contained in this Agreement, no fractional Peoples Common Shares shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Peoples Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Citizens. In lieu of the issuance of any such fractional share, Peoples shall pay to each former shareholder of Citizens who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest cent, of the closing sale prices of Peoples Common Shares on the NASDAQ – Global Select Market® (“NASDAQ-GS”) for the ten (10) consecutive full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all Citizens Common Shares held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Peoples Common Shares to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

1.5 Dissenters’ Rights. Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of an outstanding Citizens Common Share shall properly exercise, and does not withdraw or waive, dissenters’ rights with respect thereto in accordance with the KBCA (a “Dissenting Share”), then:

(i) Each such Dissenting Share shall nevertheless be deemed to be cancelled at the Effective Time as provided elsewhere in this Agreement, but will not be converted into the right to receive the Merger Consideration; and

(ii) Each Person who has properly exercised and perfected such dissenters’ rights shall thereafter be entitled in lieu of the Merger Consideration to receive payment of the fair value of their Dissenting Shares in accordance with the provisions of the KBCA unless and until the holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the KBCA, and neither Peoples nor the Surviving Corporation shall be required to deliver any Merger Consideration to such person in substitution for any such Dissenting Share in accordance with this Agreement; provided, however, that, if any such person shall have failed to perfect or shall withdraw or lose such holder’s rights under the KBCA, each such holder’s Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration pursuant to Section 1.4(a), without any interest thereon. Citizens will give Peoples prompt notice of any notices of intent to demand payment under the KBCA received by Citizens with respect to shares of Citizens Common Shares. Prior to the Effective Time, Citizens will not, except with the prior written consent of Peoples, make any payment with respect to, or settle or offer to settle, any demands referred to in this Section 1.5.

1.6 Articles of Incorporation and Code of Regulations of the Surviving Corporation. As of the Effective Time, the articles of incorporation of Peoples, as in effect immediately prior to the Effective Time, shall become and remain the articles of incorporation of the Surviving Corporation until amended in accordance with applicable laws. As of the Effective Time, the code of regulations of Peoples, as in effect immediately prior to the Effective Time, shall become and remain the code of regulations of the Surviving Corporation until amended in accordance with applicable laws.

1.7 Directors and Officers of the Surviving Corporation. As of the Effective Time:

(a) The directors of the Surviving Corporation shall be the directors of Peoples immediately prior to the Effective Time, each of whom shall serve as the directors of the Surviving Corporation until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.

(b) The officers of the Surviving Corporation shall be the officers of Peoples immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulation of the Surviving Corporation.

1.8 Effect on Peoples Common Shares. Each Peoples Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

1.9 The Bank Merger. As soon as practicable after the execution of this Agreement, Peoples and Citizens shall cause Peoples Bank and Citizens Bank, respectively, to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit B (the “Bank Merger Agreement”), and which provides for the merger of Citizens Bank with and into Peoples Bank, in accordance with applicable law and the terms of the Bank Merger Agreement. The Bank Merger will occur immediately after consummation of the Parent Merger pursuant to the Bank Merger Agreement. Peoples Bank will be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Citizens Bank will cease. Prior to the Effective Time, Citizens will cause Citizens Bank, and Peoples will cause Peoples Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger. The Bank Merger Agreement shall provide that the directors of Peoples Bank immediately prior to the Bank Merger shall remain the directors of Peoples Bank upon consummation of the Bank Merger.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time, Peoples shall appoint Equiniti Trust Company pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Delivery of Merger Consideration. Prior to the Effective Time, Peoples shall deposit, or shall cause to be deposited with the Exchange Agent (a) evidence in book-entry form, representing an aggregate number of Peoples Common Shares equal to the aggregate Stock Consideration payable in Peoples Common Shares to holders of Citizens Common Shares pursuant to Section 1.4(a)(i), and (b) an amount in cash equal to the sum of (i) the aggregate Cash Consideration payable to holders of Citizens Common Shares pursuant to Section 1.4(a)(ii), (ii) to the extent then determinable, the aggregate amount necessary to pay to holders of

Citizens Common Shares in lieu of fractional shares pursuant to Section 1.4(e) and (iii) the aggregate amount of any dividends or distributions payable in accordance with Section 2.3(c) (the Peoples Common Shares described in clause (a) and the cash amounts described in clause (b), collectively, the “Exchange Fund”). The Exchange Fund will be held in trust for the holders of Citizens Common Shares until distributed to such holders pursuant to this Agreement or released and paid over to Peoples pursuant to Section 2.3(f).

2.3 Exchange Procedures. Each holder of record of Citizens Common Shares (other than Treasury Shares and Dissenting Shares), whose Citizens Common Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 at the Effective Time and any cash in lieu of fractional Peoples Common Shares (each, a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to exchange such holder’s Citizens Common Shares for the Merger Consideration in accordance with the following procedures:

(a) Peoples shall prepare a letter of transmittal in such form as is reasonably acceptable to Citizens (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Citizens Shares shall pass, only upon delivery of Certificate(s) or evidence of Book-Entry Citizens Shares (or affidavits of loss in lieu of such Certificates) to the Exchange Agent.

(b) As promptly as practicable after the Effective Time, but in any event within five (5) business days after the Effective Time, Peoples shall cause the Exchange Agent to mail to each Holder (i) a Letter of Transmittal, and (ii) instructions for use in surrendering Certificate(s) or evidence of Book-Entry Citizens Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Peoples Common Shares to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled pursuant to Section 2.3(c). Holders who surrender to the Exchange Agent Certificate(s) or Book-Entry Citizens Shares, accompanied by properly completed Letters of Transmittal, after the Effective Time will receive (1) that number of non-certificated whole shares of Peoples Common Shares represented by book-entry (“Book-Entry Peoples Shares”) to which such Holder shall have become entitled and (2) a check representing the amount of (x) Cash Consideration such Holder shall have become entitled, (y) any cash in lieu of a fractional share which such Holder has the right to receive and (z) any dividends or distributions which the Holder thereof has the right to receive pursuant to Section 2.3(c), as determined as provided in Section 1.4, as promptly as practicable after such receipt by the Exchange Agent.

(c) No dividends or other distributions with respect to Peoples Common Shares shall be paid to the holder of any unsurrendered Certificate or Book-Entry Citizens Shares with respect to the Peoples Common Shares represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Citizens Shares occurs in accordance with this Article II. After the surrender of any such Certificate or Book-Entry Citizens Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole number of Peoples Common Shares represented by such Certificate or Book-Entry Citizens Shares and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole number of Peoples Common Shares represented by such Certificate or Book-Entry Citizens Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Peoples Common Shares issuable with respect to such Certificate or Book-Entry Citizens Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Citizens Shares representing Citizens Common Shares that is not registered in the stock transfer records of Citizens, the Merger Consideration (including cash in lieu of fractional Peoples Common Shares) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Citizens Shares so surrendered is registered if the Certificate or Book-Entry Citizens Shares formerly representing such Citizens Common Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Citizens Shares, or establish to the reasonable satisfaction of Peoples that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the twelve-month anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Peoples) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Citizens Common Shares such amounts as the Exchange Agent or Peoples, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Peoples, as the case may be, the withheld amounts shall be paid over to the appropriate Governmental Entity and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Citizens Common Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Peoples, as the case may be.

(e) After the Effective Time, there shall be no transfers on the share transfer books of Citizens of the Citizens Common Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Citizens Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Citizens Shares representing such Citizens Common Shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration, any cash in lieu of fractional Peoples Common Shares to be issued or paid in consideration therefor and any dividends or distributions that the Holder is entitled to, in accordance with the procedures set forth in this Article II.

(f) Any portion of the Exchange Fund that remains unclaimed by the Holders as of the twelve-month anniversary of the Effective Time may be paid to Peoples. In such event, any Holder who has not theretofore complied with this Article II shall thereafter look only to Peoples with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Peoples Common Shares deliverable in respect of each Citizens Common Share held by such Holder as determined pursuant to this Agreement, in each case, without any interest thereon; provided that, for the avoidance of doubt, any such Holder shall retain the right to claim their Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Peoples Common Shares deliverable in respect of each Citizens Common Share held by such Holder as determined pursuant to this Agreement indefinitely, subject only to applicable abandoned property, escheat or similar Laws. Notwithstanding the foregoing, none of Peoples, the Surviving Corporation, Citizens, the Exchange Agent or any other Person shall be liable to any former holder of Citizens Common Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Peoples, the posting by such Person of a bond in such amount as Peoples or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement, including requirements of this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CITIZENS

Except as Previously Disclosed, Citizens hereby represents and warrants to Peoples as follows:

3.1 Corporate Organization.

(a) Citizens is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Citizens has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Citizens is duly registered as a financial holding company under the BHC Act.

(b) Section 3.1(b) of the Citizens Disclosure Schedule lists all of the Subsidiaries of Citizens. Each Subsidiary of Citizens (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as has not had, and would not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Citizens is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used herein, the term “Subsidiary” has the meaning ascribed to such term in Section 2(d) of the BHC Act. Neither Citizens nor Citizens Bank owns 5% or more of any class of capital stock or other equity interest in any Person other than equity interests held in a fiduciary capacity or the equity interests of the Subsidiaries set forth on Section 3.1(b) of the Citizens Disclosure Schedule. There are no restrictions on the ability of any Subsidiary of Citizens to pay dividends or distributions, except in the case of a Subsidiary that is an insured depository institution, for restrictions on dividends or distributions generally applicable to all such regulated institutions.

(c) The deposit accounts of Citizens Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(d) True, complete and correct copies of the articles of incorporation of Citizens (the “Citizens Articles”) and the bylaws of Citizens (the “Citizens Bylaws”), as in effect as of the date of this Agreement, have been made available to Peoples prior to the date hereof.

3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Citizens consists solely of 3,000,000 Citizens Common Shares, of which, as of the date hereof, (i) 976,924 Citizens Common Shares are issued and outstanding and (ii) no Treasury Shares are owned or otherwise held by Citizens. All of the issued and outstanding Citizens Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Citizens may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, Citizens does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of, any amount based on, any Citizens Common Shares, Voting Debt or any other equity securities of Citizens or any securities representing the right to purchase or otherwise receive any Citizens Common Shares, Voting Debt or other equity securities of Citizens (“Equity Rights”). As of the date hereof, no trust preferred or subordinated debt securities of Citizens are issued and outstanding except as set forth on Section 3.2(a) of the Citizens Disclosure Schedule.

(b) As of the date hereof, there are no contractual obligations of Citizens (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Citizens or any equity security of Citizens or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Citizens or (ii) to register Citizens Common Shares or other securities under the Securities Act. Other than the Voting Agreements, to Citizens’ Knowledge, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any Citizens Common Shares, other equity securities of Citizens or Equity Rights.

(c) Since December 31, 2025 through the date hereof, Citizens has not (i) issued or repurchased any Citizens Common Shares or Voting Debt or other equity securities of Citizens or Equity Rights, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on or related to the value of Citizens capital stock or any other equity-based awards.

(d) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Citizens are owned by Citizens, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Citizens has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Citizens has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the Citizens Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly adopted and approved by the Board of Directors of Citizens. The Board of Directors of Citizens has determined, subject to Section 6.7(d) of this Agreement, that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Citizens and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Citizens shareholders for approval at a duly held Citizens Shareholders’ Meeting and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the transactions contemplated hereby at the Citizens Shareholders’ Meeting, no other corporate proceedings on the part of Citizens are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Citizens and, assuming due authorization, execution and delivery to Peoples, constitutes the valid and binding obligations of Citizens, enforceable against Citizens in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by Citizens, nor the consummation by Citizens of the transactions contemplated hereby, nor compliance by Citizens with any of the terms or provisions of this Agreement, will (i) violate any provision of the Citizens Articles or the Citizens Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, injunction or decree applicable to Citizens or its Subsidiaries, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Citizens or its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Citizens or any of its Subsidiaries is a party or by which Citizens or any of its Subsidiaries, or any of their respective properties or assets is bound, except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Citizens.

3.4 Consents and Approvals.

(a) Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from, the Securities and Exchange Commission (the “SEC”), state securities authorities, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Ohio Division of Financial Institutions (the “ODFI”) and any other federal or state banking agency, other regulatory, self-regulatory or enforcement authorities, or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each of the bodies set forth in clauses (i) and (ii), a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a proxy statement in definitive form relating to the Citizens Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”) as part of Peoples’ registration statement on Form S-4, and any amendment thereto (or such other applicable form) (the “Form S-4”), and declaration of effectiveness of the Form S-4, and (iv) the filing of the Certificate of Merger with the OSS and the Articles of Merger with the KSS, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Citizens of the Merger and the other transactions contemplated by this Agreement. Except as otherwise set forth herein, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Citizens of this Agreement.

(b) As of the date hereof, there is no dispute or other proceeding pending between Citizens or Citizens Bank and any community groups relating to Citizens or Citizens Bank, and, to the Citizens’ Knowledge, no such dispute or other proceeding has been threatened, in each case, that could reasonably be expected to materially delay the receipt of, or impair the ability to obtain, any regulatory approval required to be obtained by Peoples or Citizens in order to consummate the transactions contemplated by this Agreement.

3.5 Reports. Citizens and Citizens Bank have timely filed all reports and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2022 with (a) the Kentucky Department of Financial Institutions, (b) the FRB, (c) the FDIC, (d) any other federal or state regulatory authority, and (e) any applicable industry SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2022, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and Citizens and Citizens Bank have paid all fees and assessments due and payable in connection therewith.

3.6 Financial Statements.

(a) Citizens has furnished to Peoples the audited consolidated financial statements of Citizens, consisting of consolidated balance sheets as of December 31, 2023, 2024 and 2025, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2023, 2024 and 2025, including the related notes and reports thereon, and the unaudited interim financial reports of Citizens prepared in the ordinary course of business, including, in respect of the Bank, a balance sheet as of March 31, 2026, and the related statements of income and changes in shareholders’ equity for the three month-period ended March 31, 2026 and, in respect of Citizens, a balance sheet as of March 31, 2026, and the related statement of income for the three-month period ended March 31, 2026 (collectively, the “Citizens Financial Statements”). The Citizens Financial Statements have been prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim statements, subject to normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition, net income and cash flows of Citizens and its consolidated Subsidiaries for the periods then ended. As of the date hereof, the books and records of Citizens and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe LLP has not resigned (or informed Citizens that it intends to resign) or been dismissed as independent public accountants of Citizens as a result of or in connection with any disagreements with Citizens on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(b) Since December 31, 2025, neither Citizens nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the Citizens Financial Statements or disclosed in a footnote thereto, (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2025, (iii) liabilities which are not material individually or in the aggregate, (iv) in connection with this Agreement and the transactions contemplated hereby or (v) as set forth on Section 3.6(b) of the Citizens Disclosure Schedule.

3.7 Broker’s Fees. Neither Citizens or any of its Subsidiaries, nor any of their respective officers or directors, has employed or engaged any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than (i) Forvis Mazars Capital Advisors, LLC, which is serving as financial advisor to Citizens, and (ii) Hovde Group, LLC, which has provided the written fairness opinion to the Board of Directors of Citizens.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Citizens Disclosure Schedule, since December 31, 2025, (a) Citizens and its Subsidiaries have not undertaken any of the actions prohibited by Section 5.2 had such Section been in effect at all times since such date, (b) Citizens and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and (c) no event or events have occurred that had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Citizens. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, any effect, change, event, circumstance or condition that has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), a “Material Adverse Effect” shall not be deemed to include effects resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes, events or developments, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war (declared or undeclared) or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international emergency or any escalation thereof) or in general economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) or other changes, events or developments, after the date hereof, that affect banks or their holding companies generally, (D) changes, events or developments, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) the public disclosure of this Agreement and compliance with this Agreement, (F) a decline in the trading price of Peoples’ Common Shares, in and of itself, or the failure, in and of itself, to meet earnings projections or internal financial forecasts, projections, estimates or predictions (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred) or (G) actions or omissions taken with the prior written consent of the other party to this Agreement except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

3.9 Compliance with Applicable Law.

(a) Each of Citizens and its Subsidiaries holds, and since December 31, 2022 has at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of its businesses and ownership of its properties, rights and assets under and pursuant to applicable Law (and has paid all fees and assessments due and payable in connection therewith) except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Citizens, and, to Citizens’ Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b) Each of Citizens and its Subsidiaries are in compliance in all material respects, and since December 31, 2022 have complied in all material respects with, and is not in default or violation of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, and Sections 23A and 23B of the Federal Reserve Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information. For purposes of this Agreement, “Law” shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, or undertaking to or agreement with any Governmental Entity.

(c) Citizens and its Subsidiaries have not received, since December 31, 2022, any written notification or written communication or, to Citizens’ Knowledge, orally, from any Governmental Entity asserting that Citizens is not in compliance with any Laws which such Governmental Entity enforces.

(d) Neither Citizens nor Citizens Bank engages in any trust business, or administers or maintains accounts for which it acts as fiduciary, including accounts for which it serves as trustee, custodian, agent, personal representative, guardian or conservator.

3.10 State Takeover Laws. The Board of Directors of Citizens has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions any applicable provisions of any takeover Laws under applicable Law, including any “moratorium,” “control share,” “takeover,” “affiliated transaction,” “interested stockholder” or similar provisions under applicable Law or the Citizens Articles (collectively, the “Takeover Laws”). No “fair price” Law is applicable to this Agreement and the transactions contemplated hereby.

3.11 Citizens Benefit Plans.

(a) Section 3.11(a) of the Citizens Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and all bonus, stock option, stock appreciation right, phantom equity, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, retention, vacation, paid time off, welfare, fringe-benefit agreement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Citizens or any of its respective ERISA Affiliates (as hereinafter defined) is a party, currently maintains, contributes to or sponsors for the benefit of any current or former employee, officer, director or independent contractor of Citizens or any of its respective ERISA Affiliates or for which Citizens could otherwise have any current or future liability or obligations (all such plans, programs, arrangements, contracts or agreements, whether or not listed on Section 3.11(a) of the Citizens Disclosure Schedule, collectively, the “Citizens Benefit Plans”).

(b) Citizens has made available to Peoples true, correct and complete copies of the following (as applicable) with respect to each Citizens Benefit Plan: (i) the written document evidencing such Citizens Benefit Plan or, if such Citizens Benefit Plan is not in writing, a written description of the material terms thereof, and all amendments, modifications or supplements thereto, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination or opinion letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any (and other descriptions of such Citizens Benefit Plan provided to Employees) and all modifications thereto, (vi) all material correspondence with the Department of Labor, the IRS or any other Governmental Entity, (vii) the most recent nondiscrimination tests performed under ERISA and the Code, (viii) all contracts with third-party administrators, compensation consultants and other service providers that relate thereto, and (ix) any related trust agreements, insurance contracts or documents or any other funding arrangements relating thereto. Except as specifically provided in the foregoing documents delivered or made available to Peoples, there are no amendments to any Citizens Benefit Plans that have been adopted or approved nor has Citizens or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Citizens Benefit Plans. No Citizens Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Except as set forth on Section 3.11(c)(i) of the Citizens Disclosure Schedule, (i) each Citizens Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) the Pentegra Plan (as defined in Section 6.5(d)) complies with all applicable Laws. Except as set forth on Section 3.11(c)(ii) of the Citizens Disclosure Schedule, during the three years preceding the date of this Agreement, neither Citizens nor any of its Subsidiaries has taken any material self-corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Citizens Benefit Plan, and, to Citizens’ Knowledge, no plan defect exists.

(d) Section 3.11(d) of the Citizens Disclosure Schedule identifies each Citizens Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan or the prototype document therefor and its related trust that has not been revoked or threatened to be revoked, and, to Citizens’ Knowledge, no circumstances or events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto.

(e) None of Citizens and its Subsidiaries nor any of their respective ERISA Affiliates has contributed to or been obligated to contribute to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (a “Title IV Plan”). There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability (as hereinafter defined) that would be a material liability of Citizens, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Citizens nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA.

(f) Except as set forth on Section 3.11(f) of the Citizens Disclosure Schedule, none of Citizens and its Subsidiaries nor any of their respective ERISA Affiliates has contributed to or been obligated to contribute to any plan that is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA (a “MEWA”), a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code, a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); and none of Citizens, any of its Subsidiaries, or any of their respective ERISA Affiliates has incurred or had any liability to a MEWA, Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from such Multiemployer Plan or Multiple Employer Plan.

(g) Except as set forth on Section 3.11(g) of the Citizens Disclosure Schedule, neither Citizens nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. Citizens and each of its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or medical or life insurance coverage, and no representations or commitments, whether or not written, have been made that would limit Citizens or such Subsidiary’s right to amend, terminate or modify any such benefits.

(h) All contributions required to be made to any Citizens Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Citizens Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Citizens.

(i) Except as set forth on Section 3.11(i) of the Citizens Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right or other benefit to any Employee, or result in any limitation on the right of Citizens or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Citizens Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Citizens or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code. No Citizens Benefit Plan provides for the gross-up or reimbursement of any penalties, interest or Taxes under Section 4999 or 409A of the Code, or otherwise.

(j) Except as set forth on Section 3.11(j) of the Citizens Disclosure Schedule, each Citizens Benefit Plan that is a “nonqualified deferred compensation plan” as defined in and subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been maintained and operated in compliance with Section 409A of the Code and all applicable regulatory guidance thereunder (including, but not limited to, Treasury Regulations). No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

(k) To Citizens’ Knowledge, none of Citizens, any of its Subsidiaries, any of their respective ERISA Affiliates, or any Person now or previously employed by or providing services to Citizens, any of its Subsidiaries or any of their respective ERISA Affiliates, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Citizens Benefit Plans or their related trusts, Citizens, any of its Subsidiaries, any of their respective ERISA Affiliates or any Person that Citizens or any of its Subsidiaries has an obligation to indemnify with respect to such prohibited transaction, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to Citizens’ Knowledge, threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations which have been asserted or instituted, and, to Citizens’ Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Citizens Benefit Plans, any fiduciaries thereof with respect to their duties to the Citizens Benefit Plans or the assets of any of the trusts under any of the Citizens Benefit Plans which could reasonably be expected to result in any liability of Citizens or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Citizens Benefit Plan, or any other party.

(m) To Citizens’ Knowledge, each individual who renders services to Citizens or any of its Subsidiaries who is classified by Citizens or any of its Subsidiaries, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Citizens Benefit Plans) is properly so characterized.

(n) Except as set forth on Section 3.11(n) of the Citizens Disclosure Schedule, no deduction of any amount payable pursuant to the terms of any Citizens Benefit Plan has been disallowed or is or could be subject to disallowance under Section 162(m) of the Code.

(o) Each Citizens Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA is and has been operated, maintained and administered in compliance in all material respects with the Patient Protection and Affordable Care Act, including the Healthcare and Education Reconciliation Act of 2010, as amended, and all regulations and guidance issued thereunder (collectively, the “ACA”), and Citizens, its Subsidiaries and its ERISA Affiliates have complied in all material respects with the ACA. None of Citizens or any of its Subsidiaries or ERISA Affiliates has incurred, and no event has occurred and no condition or circumstances exist that could reasonably be expected to subject Citizens or any of its Subsidiaries or ERISA Affiliates to, any penalties, assessments, Taxes or Liability under Section 4980B, 4980D, 4890H, 6721 or 6722 of the Code or any other provision of the ACA.

(p) Definitions.

(i) “Controlled Group Liability” means any liability (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign Laws.

(ii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

3.12 Approvals. As of the date of this Agreement, to Citizens’ Knowledge, there is no reason the Regulatory Approvals should not be obtained on a reasonably timely basis without the imposition of a condition, restriction or requirement that would conflict with Section 7.2(d).

3.13 Fairness Opinion. The Board of Directors of Citizens has received the opinion of Hovde Group, LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Citizens Common Shares.

3.14 Legal Proceedings and Regulatory Agreements.

(a) There is no suit, action, investigation, claim, proceeding or review pending, or to Citizens’ Knowledge threatened, against or affecting Citizens or any of its Subsidiaries or any of the current or former directors or executive officers of Citizens or any of its Subsidiaries (and Citizens is not aware of any basis for any such suit, action, investigation, claim, proceeding or review) (i) that involves a Governmental Entity, or (ii) that, either individually or in the aggregate, is (A) material to Citizens and its Subsidiaries, taken as a whole, or is reasonably likely to result in a material restriction on its or any of its Subsidiaries’ businesses or, after the Effective Time, the business of Peoples, the Surviving Corporation or any of their affiliates, or (B) reasonably likely to prevent or delay Citizens from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Citizens, any of its Subsidiaries or the assets of Citizens or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Peoples or any of its affiliates) that is or could reasonably be expected to be material to Citizens or any of its Subsidiaries.

(b) Since December 31, 2022, (i) there have been no subpoenas, written demands, or document requests received by Citizens, any of its Subsidiaries or any affiliate of Citizens or any of its Subsidiaries from any Governmental Entity, except such as are received in the ordinary course of business consistent with past practice and are not, either individually or in the aggregate, material to Citizens and its Subsidiaries taken as a whole, and (ii) no Governmental Entity has requested that Citizens or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request. Neither Citizens nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently (x) restricts the conduct of its business, or (y) relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth on the Citizens Disclosure Schedule, a “Regulatory Agreement”), nor has Citizens or any of its Subsidiaries been advised in writing since December 31, 2022 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement; provided that notwithstanding the forgoing, Citizens shall not be required under this Section 3.14(b) or otherwise to disclose any information deemed to be Confidential Supervisory Information (as such term is defined in 12 C.F.R. § 261.2), and failure to disclose such information shall not be deemed a breach of this Agreement or actionable under Section 8.1(d).

3.15 Material Contracts.

(a) Except as set forth on Section 3.15 of the Citizens Disclosure Schedule, neither Citizens nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not set forth on Section 3.15 of the Citizens Disclosure Schedule, a “Material Contract”): (i) any employment, severance, termination, consulting, or retirement contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any contract relating to the borrowing of money by Citizens or any of its Subsidiaries or the guarantee by Citizens or any of its Subsidiaries of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances of any depository institution Subsidiaries and ordinary course trade payables not past due) in excess of $100,000, (iii) any contract that contains any non-competition or non-solicitation arrangements or other arrangements or obligations that purport to limit or restrict in any material respect the ability of Citizens or any of its Subsidiaries (including, following consummation of the transactions contemplated hereby, Peoples or any of its affiliates) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Citizens and any of its Subsidiaries (including, following consummation of the transactions contemplated hereby, Peoples or any of its affiliates) is or could be conducted, (iv) any contract not terminable by Citizens, without penalty or other incremental expense in excess of $75,000, with less than 90 days’ notice relating to the purchase or sale of any goods or services by Citizens or any of its Subsidiaries (other than contracts entered into in the ordinary course of business consistent with past practice and involving payments under any individual contract not in excess of $75,000 or involving Loans, borrowings or guarantees originated or purchased by Citizens or any of its Subsidiaries in the ordinary course of business consistent with past practice), (v) any contract not terminable by Citizens without penalty or other incremental expense in excess of $75,000, with less than 90 days’ notice which obligates Citizens or any of its Subsidiaries (or, following the consummation of the Merger, Peoples or any of its affiliates) to conduct business with any third party on an exclusive or preferential basis, (vi) any contract not terminable by Citizens without penalty or other incremental expense in excess of $75,000, with less than 90 days’ notice which requires referrals of business or requires Citizens or any of its Subsidiaries to make available investment opportunities to any Person on a priority or exclusive basis, (vii) any contract not terminable by Citizens without penalty or other incremental expense in excess of $75,000, with less than 90 days’ notice which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Citizens or any of its Subsidiaries, (viii) any contract which limits the payment of dividends by Citizens or any of its Subsidiaries, (ix) any contract pursuant to which Citizens or any of its Subsidiaries has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (x) any contract pursuant to which Citizens or any of its Subsidiaries has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (xi) any contract between Citizens or any of its Subsidiaries, on the one hand, and (a) any officer or director of Citizens or any of its Subsidiaries, (b) any affiliate or family member of any such officer or director or (c) any other affiliate of Citizens, on the other hand, except those of a type available to Employees of Citizens generally, or (xiii) any contract that provides for payments to be made by Citizens or any of its Subsidiaries upon a change in control thereof or a termination of such contract in excess of $75,000. For purposes of this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Governmental Entity.

(b) (i) Each Material Contract is a valid and legally binding agreement of Citizens or one of its Subsidiaries, as applicable, and, to Citizens’ Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Citizens and each of its Subsidiaries has duly performed in all material respects all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither Citizens nor any of its Subsidiaries, nor, to Citizens’ Knowledge, any counterparty or counterparties, is in breach or violation of any provision of any Material Contract, and (iv) to Citizens’ Knowledge, no event or condition exists that constitutes, or after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Citizens or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Citizens has provided true and complete copies of each Material Contract to Peoples prior to the date hereof.

3.16 Environmental Matters. Except as set forth on Section 3.16 of the Citizens Disclosure Schedule:

(a) Citizens and its Subsidiaries are in compliance in all material respects, and have complied in all material respects with, all applicable Laws relating to: (i) the protection or restoration of the environment, health, safety or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any hazardous substance (“Environmental Laws”);

(b) In the last six years, there have been no proceedings, claims, actions, or investigations of any kind, pending or threatened in writing, by any Person, court, agency, or other Governmental Entity or any arbitral body, against Citizens or its Subsidiaries relating to any Environmental Law and, to Citizens’ Knowledge, there is no reasonable basis for any such proceeding, claim, action or investigation;

(c) there are currently no agreements, orders, judgments, indemnities or decrees by or with Citizens or its Subsidiaries, and any Person, court, regulatory agency or other Governmental Entity, that would reasonably be expected to impose any liabilities or obligations under or in respect of any Environmental Law;

(d) to Citizens’ Knowledge, there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that would reasonably be expected to give rise to obligations or liabilities to Citizens and its Subsidiaries under any Environmental Law;

(e) to Citizens’ Knowledge, there are, and have been, no hazardous substances or other environmental conditions at any property of Citizens or its Subsidiaries presently owned or leased under circumstances which would reasonably be expected to result in liability to or claims against Citizens or its Subsidiaries relating to any Environmental Law; and

(f) to Citizens’ Knowledge, there are no agreements, orders, judgments, indemnities or decrees by or with any borrower of any Subsidiary with respect to which such Subsidiary has a security interest in real property owned by such borrower, and any Person, with a court, regulatory agency or other Governmental Entity, that could impose any liabilities or obligations under or in respect of any Environmental Law.

3.17 Taxes. For purposes of this Section 3.17, all references to “Citizens” include Citizens and any of its Subsidiaries. Except as set forth on Section 3.17 of the Citizens Disclosure Schedule:

(a) Citizens (i) has timely filed (taking into account any extension of time within which to file) all federal and state Tax Returns (as defined below) and all other material Tax Returns required to be filed by it, and all such Tax Returns are complete and accurate in all material respects and filed in accordance with applicable Law; and (ii) has timely paid all federal and state Taxes (as defined below) and all other material Taxes due and payable by Citizens, whether or not shown as due and payable on any Tax Returns. Citizens has made available to Peoples true and correct copies of the United States federal income Tax Returns filed by Citizens for each of the three (3) most recent Tax years. Citizens does not have any liability with respect to any federal or state Taxes or other material Taxes in excess of the amounts accrued with respect thereto that are reflected in the Citizens Financial Statements other than those that have arisen in the ordinary course of business since December 31, 2025. The accruals for federal and state Taxes and all other material Taxes reflected in the Citizens Financial Statements are adequate for the periods covered thereby. There are no Liens for Taxes upon the assets of Citizens other than Liens for current Taxes not yet due and payable.

(b) Citizens does not have, nor has it ever had, a permanent establishment within the meaning of any applicable Tax treaty, an office or fixed place of business or any other presence in a country other than the United States that subjects it to taxation by such country.

(c) Citizens has timely withheld or collected and paid over to the appropriate Governmental Entities, or is properly holding for such payment, all federal and state Taxes and all other material Taxes required by law to be withheld or collected in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member, director, or other third-party, and all IRS Forms W-2 and 1099 (and similar forms of state, local and foreign Governmental Entities) required with respect thereto have been properly completed and timely filed.

(d) In the last six (6) years, no written claim has ever been made by any Governmental Entity in a jurisdiction where Citizens does not file Tax Returns that Citizens is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(e) In the last six (6) years, Citizens (i) has not executed, entered into or requested to enter into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign law, nor (ii) is it subject to, or requested to be subject to, any private letter ruling of the IRS or comparable ruling of any other Governmental Entity.

(f) Citizens has not been audited by any Governmental Entity with respect to federal or state Taxes or other material Taxes for taxable years ending on or subsequent to December 31, 2022, and, to Citizens’ Knowledge, no audit, examination or other proceeding with respect to Taxes has been threatened by a Governmental Entity, and all such past audits and proceedings have been fully and irrevocably settled and satisfied without any pending, ongoing or future liability. No Governmental Entity has asserted, is now asserting, or, to Citizens’ Knowledge, is threatening to assert against Citizens any deficiency or claim for additional federal or state Taxes or other material Taxes.

(g) Except as set forth on Section 3.17(g) of the Citizens Disclosure Schedule, Citizens is not a party to any Tax allocation or Tax sharing agreement, Tax indemnity obligation or similar contract or practice with respect to Taxes (other than an agreement or arrangement exclusively between or among Citizens and any or all of its Subsidiaries and other than any contracts or similar arrangements that arose in the ordinary course of business, the primary purpose of which does not relate to Taxes), nor does Citizens have any liability for the

Taxes of any person (other than Citizens) under Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise. Citizens is not the beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Entity.

(h) Citizens has not (i) requested or been granted an extension of time for filing any federal or state Tax Return or other material Tax Return which has not yet been filed or (ii) waived any statute of limitations in respect of federal or state Taxes or other material Taxes which waiver remains outstanding. Citizens has not consented to, or been requested to consent to, give a waiver or extension (and is not subject to a waiver or extension that has been given by, and would not be subject to a waiver or extension that has been requested from, any other Person) of time in which any federal or state Tax or other material Tax may be assessed or collected by any Governmental Authority, which waiver or extension remains outstanding (or would remain outstanding, if granted).

(i) Citizens does not own an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation, or (iv) passive foreign investment company, as such terms are defined in the Code.

(j) There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Citizens is a party that are reasonably likely to be treated as a partnership for Tax purposes.

(k) None of the assets of Citizens are “tax exempt use property” or “tax exempt bond financed property” within the meaning of Section 168 of the Code and Citizens is not party to a “long-term contract” within the meaning of Section 460 of the Code.

(l) Citizens has not distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(m) Citizens has not participated in a listed transaction within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations (or any predecessor provision) and nor has Citizens been notified of, or to Citizens’ Knowledge participated in, a transaction that is described as a “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations. Citizens has disclosed in all of its federal income Tax Returns all positions taken therein that would be reasonably likely to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(n) Citizens has not claimed a Tax credit or similar offset against payroll or other Taxes pursuant to the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136, as amended, the Families First Coronavirus Response Act, the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, and any other federal, state, municipal, local, or other stimulus fund programs in connection with the COVID-19 pandemic (“Stimulus Program”) or claimed any deduction or other Tax benefit in a manner inconsistent with any Stimulus Program requirements or limitations. Citizens has not deferred any portion of any payroll, social security, unemployment, withholding Taxes or other Taxes pursuant to any Stimulus Program.

(o) Citizens has not taken or agreed to take any action, and to Citizens’ Knowledge, there is no fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p) Definitions.

(i) “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, commercial activity, gains, gross receipts, sales, use, value added, estimated, alternative minimum, add-on minimum, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, unemployment, social security, disability, employer health, excise, severance, stamp, occupation, property, environmental, natural resources, escheat, unclaimed or abandoned property, or other taxes, custom duties, fees, assessments or charges of any kind whatsoever in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts imposed with respect to the foregoing or in respect of the failure to comply with any requirement imposed with respect to any Tax Return, whether disputed or not, imposed, assessed or collected under the authority of any Governmental Entity.

(ii) “Tax Return” means return, declaration, report, claim for refund, information return or other document or information (including any related or supporting schedules, statements or information and any amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

3.18 Intellectual Property.

(a)Each of Citizens and its Subsidiaries (i) owns (beneficially and of record, where applicable), free and clear of all Liens, other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Intellectual Property, and (ii) has valid and sufficient rights and licenses to all of the Licensed Intellectual Property. All of the Owned Intellectual Property is subsisting, valid and enforceable. The Owned Intellectual Property and the Licensed Intellectual Property constitute all Intellectual Property used in or necessary for the operation of the respective businesses of Citizens and each of its Subsidiaries as presently conducted. Each of Citizens and its Subsidiaries has sufficient rights to use all Intellectual Property used in its respective business as presently conducted.

(b) To Citizens’ Knowledge, the operation by Citizens and each of its Subsidiaries of their respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and no Person has asserted in writing that Citizens or any of its Subsidiaries has infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To Citizens’ Knowledge, no third Person has infringed, misappropriated or otherwise violated any of Citizens’ or any of its Subsidiaries’ rights in the Owned Intellectual Property.

(c) Each of Citizens and its Subsidiaries has taken reasonable measures to protect (i) their rights in their respective Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Citizens or its Subsidiaries, and to Citizens’ Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To Citizens’ Knowledge, no Person has gained unauthorized access to Citizens’ or any of its Subsidiaries’ IT Assets.

(d) Each of Citizens’ and its Subsidiaries’ respective IT Assets operate and perform in all material respects as reasonably required by Citizens and any of its Subsidiaries in connection with their respective businesses and have not malfunctioned or failed within the past two years. Citizens and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. Citizens and each of its Subsidiaries is compliant with their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e) For purposes of this Agreement,

(i) “Intellectual Property” means any and all: (A) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, trade dress, trade names, business names, corporate names, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (C) trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs (“Trade Secrets”); and (D) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

(ii) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii) “Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the business of Citizens except for off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license agreement.

(iv) “Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Citizens or its Subsidiaries.

3.19 Properties.

(a) Citizens or one of its Subsidiaries has good and, as to real property, marketable title to all the properties and assets reflected in either the latest audited balance sheet or latest interim balance sheet included in the Citizens Financial Statements as being owned by Citizens or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Citizens Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due or which are contested in good faith and for which adequate reserves have been taken, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Citizens Permitted Encumbrances”).

(b) Citizens or one of its Subsidiaries is the lessee of all leasehold estates reflected in either the Citizens Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Citizens Owned Properties that constitute real property, the “Citizens Real Property”), which leasehold estate is free and clear of all Liens of any nature whatsoever, except for Citizens Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Citizens’ Knowledge, the lessor.

(c) Section 3.19 of the Citizens Disclosure Schedule lists and describes all Citizens Real Property. There are no pending or, to Citizens’ Knowledge, threatened condemnation proceedings against any Citizens Real Property.

3.20 Insurance. Section 3.20 of the Citizens Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Citizens and its Subsidiaries and all open claims thereunder. Citizens and its Subsidiaries are insured against such risks and in such amounts as the management of Citizens reasonably has determined to be prudent and consistent with industry practice. Citizens and its Subsidiaries are in compliance in all material respects with all of their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and except for policies insuring against potential liabilities of officers, directors and Employees of Citizens and its Subsidiaries, Citizens or its Subsidiaries are the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.21 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Citizens and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Citizens or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Citizens and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(b) Since December 31, 2022, (A) neither Citizens nor any of its Subsidiaries nor, to Citizens’ Knowledge, any director, officer, auditor, accountant or Representative of Citizens or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Citizens or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Citizens or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Citizens or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its Board of Directors or any committee thereof or to any of its directors or officers.

3.22 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Citizens Bank or for the account of a customer of Citizens Bank, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of the applicable regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Citizens Bank enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect. Citizens Bank has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued, and, to Citizens’ Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.23 Labor. (a) Neither Citizens nor any of its Subsidiaries is or since December 31, 2022, has been a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”); (b) no employee is represented by a labor organization for purposes of collective bargaining with respect to Citizens or any of its Subsidiaries; (c) to Citizens’ Knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of Citizens or any of its Subsidiaries; (d) no Collective Bargaining Agreement is being negotiated by Citizens or any of its Subsidiaries; (e) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Citizens or any of its Subsidiaries pending or, to Citizens’ Knowledge, threatened, that may interfere with the respective business activities of Citizens or any of its Subsidiaries; (f) to Citizens’ Knowledge, there is no pending charge or complaint against Citizens or any of Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (g) Citizens and its Subsidiaries have complied in all material respects with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

3.24 Loans; Loan Matters.

(a) The allowance for credit losses as reflected in the most recent audited Citizens Financial Statements was, in the reasonable opinion of Citizens’ management, (i) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (ii) consistent with GAAP and reasonable and sound banking practices and (iii) in conformance with recommendations and comments in reports of examination in all material respects.

(b) Except as set forth on Section 3.24(b)(1) of the Citizens Disclosure Schedule, as of the most recent calendar quarter end, neither Citizens nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $150,000, and under the terms of which the obligor was 90 days or more delinquent in payment of principal or interest or (y) to Citizens’ Knowledge, the unpaid principal balance of which exceeds $150,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to Citizens as required by the relevant loan agreement shall not be deemed a material default), or (ii) Loan with any director, executive officer or 5% or greater shareholder of Citizens or any of its Subsidiaries, or to Citizens’ Knowledge, any Person controlling, controlled by or under common control with any of the foregoing. Section 3.24(b)(2) of the Citizens Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $150,000 of Citizens Bank that, as of the most recent calendar quarter end, were classified (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Citizens Bank that as of most recent quarter end, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category, (iii) each Loan for which Citizens Bank has afforded any payment accommodation, forbearance, or otherwise modified or amended in accordance with the Coronavirus Aid, Relief, and Economic Security Act or otherwise as a result of the effects of COVID-19, and (iv) each asset of Citizens or Citizens Bank that as of the most recent calendar quarter end, was classified as “Other Real Estate Owned” and the book value thereof as of such date.

(c) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Citizens or its Subsidiaries and are complete and correct in all material respects. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in each case in all material respects, in accordance with the relevant notes or other credit or security documents, Citizens’ written underwriting standards (and, to Citizens’ Knowledge, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with the requirements under all applicable Laws.

(d) Since December 31, 2022, Citizens Bank has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, and neither Citizens nor any of its Subsidiaries has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. Citizens Bank has received a CRA rating of not less than “satisfactory” in its most recently completed exam, and neither Citizens nor any of its Subsidiaries has Knowledge of any fact or circumstance or set of facts or circumstances which could cause Citizens Bank to receive notice of non-compliance with such provisions or cause the CRA rating of Citizens Bank to fall below “satisfactory.”

(e) To Citizens’ Knowledge, (i) there are no claims for repurchases by Citizens or any of its Subsidiaries of home mortgage loans that were sold to third parties by Citizens or its Subsidiaries during the past three years that are outstanding or currently threatened in writing, and (ii) there are no outstanding or threatened claims requiring Citizens or any of its Subsidiaries to repurchase any home mortgage loans sold to third parties, other than claims that would not reasonably be expected to result in a material dollar volume of such repurchases. To Citizens’ Knowledge, none of the agreements pursuant to which Citizens or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans in the past three years contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

3.25 Investment Securities; Repurchase Agreements.

(a) Citizens and its Subsidiaries have good title to all securities owned by them (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except (i) as set forth in the Citizens Financial Statements and (ii) to the extent such securities are pledged in the ordinary course of business to secure obligations of Citizens or its Subsidiaries. Such securities are valued on the books of Citizens in accordance with GAAP. Citizens and its Subsidiaries employ investment, securities, commodities, risk management and other policies, practices and procedures which are prudent and reasonable in the context of such businesses and Citizens and its Subsidiaries have complied with such policies, practices and procedures in all material respects.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Citizens, with respect to all agreements pursuant to which Citizens or its Subsidiaries has purchased securities subject to an agreement to resell, if any, Citizens or any of its Subsidiaries, as the case may be, has a valid, perfected first Lien in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt security thereby.

3.26 Transactions with Affiliates. Neither Citizens nor any of its Subsidiaries has entered into any transactions with any Affiliate of Citizens or its Subsidiaries or any Affiliate of any director or executive officer of Citizens or its Subsidiaries (collectively, the “Related Parties”) except banking transactions in the ordinary course of the Citizens Bank’s business and compliance with applicable banking law pertaining to insider and affiliate transactions including but noted limited Sections 23A and 23B of the Federal Reserve Act, Regulation O (12 C.F.R. Part 215) and Regulation W (12 C.F.R. Part 223). Except as set forth on Section 3.26(a) of the Citizens Disclosure Schedule, none of the Related Parties presently (i) to Citizens’ Knowledge, owns, directly or indirectly, any interest in (excepting not more than 5% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, customer, distributor, sales agent, or supplier of Citizens or any of its Affiliates, (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that Citizens or any of its Subsidiaries uses or the use of which is necessary for conduct of their business, (iii) has brought any action against, or owes any amount to, Citizens or its Subsidiaries (excepting amounts owed under loans made by Citizens Bank in the ordinary course and in compliance in all material respects with applicable banking laws), or (iv) on behalf of Citizens or any of its Subsidiaries, has made any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any executive officer or director of Citizens or its Subsidiaries, is a partner or stockholder (excepting stock holdings solely for investment purposes in securities of publicly held and traded companies and excepting banking transactions in the ordinary course of Citizens Bank’s banking business and in compliance in all material respects with applicable banking laws). Section 3.26(b) of the Citizens Disclosure Schedule contains (i) a complete list of all contracts between Citizens, its Subsidiaries and any Related Party (collectively, the “Related Party Agreements”) entered into on or prior to the date of this Agreement or contemplated under this Agreement to be entered into before the Effective Date (other than those contracts entered into after the date of this Agreement for which Peoples has given its prior written consent) and

(ii) a complete list of all insider loans under Regulation O (12 C.F.R. Part 215). Citizens Bank is not party to any transaction with any Related Party on other than arm’s-length terms.

3.27 Bank Secrecy Act, Anti-Money Laundering and OFAC Compliance. Citizens is not aware of, has not been advised of, and, to Citizens’ Knowledge, no facts or circumstances exist, which would cause Citizens or any of its Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering law. The Citizens Board of Directors (or, where appropriate, the governing bodies of its Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the Patriot Act and such anti-money laundering program meets the requirements of the Patriot Act and the regulations thereunder, and Citizens (or its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

3.28 Prohibited Payments. None of Citizens or its Subsidiaries, or to Citizens’ Knowledge, any director, officer, employee, agent or other Person acting on behalf of Citizens or its Subsidiaries has, directly or indirectly, (i) used any funds of Citizens or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Citizens or its Subsidiaries, (iii) violated the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Citizens or its Subsidiaries, (v) made any fraudulent entry on the books or records of Citizens or its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Citizens or its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Citizens or its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.29 No Material Misstatements or Omissions. No representation or warranty by Citizens in this Agreement or any document furnished to Peoples by or on behalf of Citizens or its Subsidiaries pursuant to this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements and information contained therein not misleading.

3.30 No Other Representations or Warranties. Except for the representations and warranties expressly made by Citizens in this Article III, neither Citizens nor any other person makes any express or implied representation or warranty with respect to Citizens, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects (including any warranty with respect to merchantability or fitness for any particular purpose), and Citizens hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Citizens nor any other person makes or has made any representation or warranty to Peoples or any of its affiliates or representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Citizens, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Citizens in this Article III, any oral or written information presented to Peoples or any of its affiliates or representatives in the course of their due diligence investigation of Citizens, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PEOPLES

Except as Previously Disclosed, Peoples hereby represents and warrants to Citizens as follows:

4.1 Corporate Organization.

(a) Peoples is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Peoples has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Peoples. Peoples is duly registered as a financial holding company under the BHC Act.

(b) Each Subsidiary of Peoples (i) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) except as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Peoples, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Peoples to pay dividends or distributions, except in the case of a Subsidiary that is an insured depository institution, for restrictions on dividends or distributions generally applicable to all such regulated institutions.

(c) The deposit accounts of Peoples Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

4.2 Capitalization.

(a) The authorized capital stock of Peoples consists of 50,000,000 Peoples Common Shares and 50,000 preferred shares, without par value (“Preferred Shares”). As of March 31, 2026, there were 36,848,602 Peoples Common Shares issued, 35,925,945 Peoples Common Shares outstanding and no Preferred Shares issued and outstanding. The outstanding Peoples Common Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of March 31, 2026, Peoples had available the following number of Peoples Common Shares for issuance: (i) 840,759 for the Peoples Fourth Amended and Restated 2006 Equity Plan, (ii) 158,148 for its dividend reinvestment plan, (iii) 131,186 for the Peoples Third Amended and Restated Deferred Compensation Plan for Directors, and (iv) 62,727 for the Peoples Employee Stock Purchase Plan. As of March 31, 2026, 1,017,603 Peoples Common Shares were held in treasury by Peoples.

(b) Peoples owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of Peoples Bank and its other Subsidiaries, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

4.3 Authority; No Violation.

(a) Peoples has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of the Regulatory Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Peoples. The Board of Directors of Peoples has

determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Peoples and its shareholders and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the Bank Merger Agreement and the Bank Merger by Peoples in its capacity as the sole shareholder of Peoples Bank, no other corporate proceedings on the part of Peoples are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Peoples and, assuming due authorization, execution and delivery by Citizens, constitutes the valid and binding obligation of Peoples, enforceable against Peoples in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Peoples, nor the consummation by Peoples of the transactions contemplated hereby, nor compliance by Peoples with any of the terms or provisions of this Agreement, will (i) violate any provision of the articles of incorporation or code of regulations of Peoples, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any other Law, judgment, order, injunction or decree applicable to Peoples, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Peoples or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Peoples or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Peoples.

4.4 Consents and Approvals. Except for (a) the Regulatory Approvals, (b) the filing and declaration of effectiveness of the Form S-4, (c) the filing of the Certificate of Merger with the OSS and Articles of Merger with the KSS, and (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the Peoples Common Shares pursuant to this Agreement and approval of listing of such Peoples Common Shares on the NASDAQ-GS, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Peoples of this Agreement or with the consummation by Peoples of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Peoples of this Agreement.

4.5 Reports.

(a)Peoples and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2022 with any Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2022, including any report or statement required to be filed pursuant to any applicable Laws, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Peoples pursuant to the Securities Act or the Exchange Act since December 31, 2022 (collectively, the “Peoples SEC Reports”) is publicly available. All Peoples SEC Reports, at the time of filing, complied, and all Peoples SEC Reports required to be filed prior to the Effective Time will comply, in all material respects with applicable Law and included and will include all exhibits required to be filed under applicable Law. None of such documents, when filed or as amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of Peoples has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, as amended. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Peoples SEC Reports.

4.6 Financial Statements. The financial statements of Peoples and its Subsidiaries included (or incorporated by reference) in the Peoples SEC Reports (including the related notes, where applicable), as of the dates thereof and for the periods covered thereby, (i) have been prepared in conformity with GAAP, consistently applied throughout the periods indicated, (ii) have been prepared from, and are in accordance with, in all material respects, the books and records of Peoples and its Subsidiaries, (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable regulatory accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) fairly present the financial position of Peoples as of the dates thereof and the results of operations for the periods indicated, except in the case of the interim financial statements, normal year end adjustments and the absence of notes thereto. The books and records of Peoples and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned (or informed Peoples that it intends to resign) or been dismissed as independent public accountants of Peoples as a result of or in connection with any disagreements with Peoples on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Neither Peoples or any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed or engaged any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Raymond James & Associates, Inc.

4.8 Compliance with Applicable Law. Peoples and each of its Subsidiaries hold, and since December 31, 2022 have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Peoples and, to Peoples’ Knowledge, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Peoples and each of its Subsidiaries is in compliance in all material respects with, and are not in default or violation in any material respect of, any applicable Law relating to Peoples or any of its Subsidiaries.

4.9 Legal Proceedings.

(a) There is no suit, action, investigation, claim, proceeding or review pending or, to Peoples’ Knowledge, threatened against or affecting Peoples or any of its Subsidiaries or any of its current or former directors or executive officers at Peoples in their capacities as such (and Peoples is not aware of any basis for any such proceeding, claim, action, suit or investigation) that (i) involves a Governmental Entity, (ii) would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Peoples or (iii) would reasonably likely to materially prevent or delay Peoples and/or Peoples Bank from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no injunction, order, award, judgment, settlement, decree, Regulatory Agreement or other regulatory restriction (other than those of general application that apply to similarly situated banks or their Subsidiaries) imposed upon Peoples or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on Peoples.

(b) Neither Peoples nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently (x) restricts the conduct of its business, or (y) relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth on the Peoples Disclosure Schedule, a “Peoples Regulatory Agreement”), nor has Peoples or any of its Subsidiaries been advised in writing since December 31, 2022 by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement; provided that notwithstanding the forgoing, Peoples shall not be required under this Section 4.9(b) or otherwise to disclose any information deemed to be Confidential Supervisory Information (as such term is defined in 12 C.F.R. § 261.2), and failure to disclose such information shall not be deemed a breach of this Agreement or actionable under Section 8.1(d).

4.10 Absence of Changes. Since December 31, 2022, (a) Peoples and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business and (b) no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Peoples.

4.11 Approvals. As of the date of this Agreement, to Peoples’ Knowledge, there is no reason why the Regulatory Approvals should not be obtained on a reasonably timely basis without the imposition of a condition, restriction or requirement that would conflict with Section 7.2(d).

4.12 Reorganization. Peoples has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13 Available Funds. Peoples has, and immediately prior to the Effective Time will have, cash sufficient to pay or cause to be deposited into the Exchange Fund the aggregate amount of cash as required pursuant to Section 2.2.

4.14 Ownership of Citizens Common Shares. As of the date of this Agreement, Peoples and its Subsidiaries do not beneficially own any of the outstanding Citizens Common Shares.

4.15 CRA Compliance. Peoples Bank has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from any Regulatory Agency with respect to discriminatory lending practices, and Peoples has no Knowledge of any conditions, facts, or circumstances that could result in a CRA rating for Peoples Bank of less than “satisfactory” or material criticism from any Governmental Entity or consumers with respect to discriminatory lending practices.

4.16 Takeover Laws. Peoples has taken all action required to be taken by Peoples in order to exempt this Agreement and the transactions contemplated hereby and thereby from (i) the requirements of any Takeover Laws, and (ii) any applicable provisions of the Peoples Articles, the Peoples Regulations and/or the governing documents of Peoples Bank.

4.17 Fairness Opinion. The Board of Directors of Peoples has received the opinion of Raymond James & Associates, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid by Peoples in the Merger is fair from a financial point of view to Peoples.

4.18 No Material Misstatements or Omissions. No representation or warranty by Peoples in this Agreement or any document furnished to Citizens by or on behalf of Peoples pursuant to this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements and information contained therein not misleading.

4.19 No Other Representations or Warranties. Except for the representations and warranties expressly made by Peoples in this Article IV, neither Peoples nor any other person makes any express or implied representation or warranty with respect to Peoples, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects (including any warranty with respect to merchantability or fitness for any particular purpose), and Peoples hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Peoples nor any other person makes or has made any representation or warranty to Citizens or any of its affiliates or representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Peoples, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Peoples in this Article IV, any oral or written information presented to Citizens or any of its affiliates or representatives in the course of their due diligence investigation of Peoples, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in the applicable paragraph of its Citizens Disclosure Schedule or Peoples Disclosure Schedule, respectively), as required by Law or consented to in writing by the other party, (a) each of Peoples and Citizens shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Peoples and Citizens shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Peoples or Citizens to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Citizens Forbearances. Except as otherwise specifically permitted or required by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Citizens Disclosure Schedule) or as required by Law, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement in accordance with the terms hereof, Citizens shall not, without the prior written consent of Peoples:

(a) merge or consolidate itself with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve;

(b) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional common shares or other equity interests, Voting Debt or Equity Rights (other than, for the avoidance of doubt, the issuance of replacement certificates, book-entry statements, or other evidence of ownership for Citizens Common Shares in connection with lost, stolen or destroyed certificates or routine administrative share recordkeeping, in each case representing no net increase in outstanding Citizens Common Shares);

(c) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, other than: (y) regular calendar quarterly dividends not exceeding $0.26 per Citizens Common Share on such dates generally consistent with recent past practice, provided, however, that Citizens cannot declare, pay or set aside a dividend for any calendar quarter if the record date for such dividend would result in the holders of Citizens Common Shares being entitled to receive a dividend from both Citizens and Peoples for the same calendar quarter with respect to the same Citizens Common Shares that are converted to Peoples Common Shares; and (z) dividends paid by any of the Subsidiaries of Citizens to Citizens or any of its wholly owned Subsidiaries;

(d) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock;

(e) (i) terminate, materially amend, renew or waive any material provision of, any Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals and expirations in the ordinary course of business or (ii) except with respect to contracts or agreements otherwise permitted by this Agreement, enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement;

(f) sell, transfer, mortgage, encumber, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except in each case, any sales, transfers, mortgages, encumbrances, lapses, cancellations, abandonments, or other dispositions or discontinuances in the ordinary course of business consistent with past practice;

(g) acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity, except for the purchase of Loans in the ordinary course of business consistent with past practice;

(h) amend the Citizens Articles or the Citizens Bylaws or the comparable governing documents of any of its Subsidiaries;

(i) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements or any Regulatory Agency responsible for regulating Citizens or its Subsidiaries;

(j) except as required under applicable Law or the terms of this Agreement or any Citizens Benefit Plan existing as of the date hereof, (i) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Citizens or its Subsidiaries (collectively, “Employees”), other than increases in base salary or wage rates in the ordinary course consistent with past practice, which shall not exceed an aggregate average increase of more than 5% of current salaries across the total Employee base, (ii) except as set forth on Section 5.2(j) of the Citizens Disclosure Schedule, pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) hire or terminate without cause the employment of any Employee (other than the hiring of replacement employees for positions then existing), or (iv) enter into, establish, adopt, terminate or amend (except (A) as may be required by applicable Law, (B) as contemplated by this Agreement or (C) the regular annual renewal of insurance contracts for health and welfare benefits) any Citizens Benefit Plan or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, change in control, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract (including any related administrative services contract), plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Employees, (v) grant any equity or equity-based awards to any Employees, or (vi) take any action to accelerate the payment of benefits, or the vesting or exercisability of stock options, restricted stock or other compensation or benefits of any Employees;

(k) (i) take, or omit to take, any action that is intended or is reasonably expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) except as may be required by applicable Law imposed by any Governmental Entity, (A) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (B) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(l) other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practices shall include the creation of deposit liabilities, issuance of letters of credit, purchases of federal funds, borrowings from any of the Federal Home Loan Banks, sales of certificates of deposits, and entry into repurchase agreements);

(m) enter into any new line of business or materially change its lending, investment, underwriting, risk, asset liability management, or any other banking or operating policies, except as required by Law or any Regulatory Agency;

(n) make any material change to (i) its investment securities portfolio, or derivatives portfolio, through purchases, sales or otherwise, or (ii) the manner in which the portfolio is classified or reported, except as required by Law or requested by a Regulatory Agency;

(o) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $75,000 individually or $150,000 in the aggregate for all such actions, suits, claims, and that does not (i) impose any restriction on the business of Citizens or its Subsidiaries or (ii) create precedent for claims that is reasonably likely to be material to Citizens or its Subsidiaries;

(p) (i) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, or (ii) other than in consultation with Peoples, make application for the closing, consolidation or sale of, or close, consolidate or sell, any branch;

(q) make or incur any capital expenditure in excess of $50,000 individually or $150,000 in the aggregate, except for binding commitments existing on the date hereof and Previously Disclosed;

(r) (i) fail to prepare or file or cause to be prepared or filed in a timely manner consistent with past practices all Tax Returns that are required to be filed (with extensions) at or before the Effective Time; (ii) fail to timely pay any Tax due (whether or not required to be shown on any such Tax Returns); or (iii) make, change or revoke any Tax election or Tax accounting method, file any amended Tax Return, settle any Tax claim or assessment or consent to the extension or waiver of any statute of limitations with respect to Taxes (or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund of Taxes or file any amended Tax Return);

(s) (i) make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that (y) for a secured Loan, is in excess of $3,000,000, or would result in total credit exposure to the applicable borrower (and its affiliates) to Citizens or its Subsidiaries in excess of $7,000,000 and (z) for an unsecured Loan, is in excess of $500,000, or would result in total unsecured credit exposure to the applicable borrower (and its affiliates) to Citizens or its Subsidiaries in excess of $500,000 (other than, for the avoidance of doubt, unsecured credit exposure arising from Automated Clearing House (“ACH”) origination services provided to existing ACH origination customers in the ordinary course of business consistent with past practice) or (ii) amend or modify in any material respect any existing Loan rated “special mention” or below by Citizens or its Subsidiaries with total credit exposure in excess of $300,000; provided, however, that Peoples shall be required to respond to any requests for a consent to make such loan, amendment, modification or extension of credit in writing within three (3) business days after the loan package is delivered to Peoples;

(t) except for (i) commitments to sell a participation interest in a Loan which commitments have been approved as of the date of this Agreement or (ii) existing commitments to sell a participation interest in a Loan, sell a participation interest in a Loan, other than sales of Loans secured by one-to-four-family real estate consistent with past practice (including sales of Loans in the secondary market), without first giving Peoples Bank the opportunity and a reasonable time to purchase the participation being sold, or purchase a participation interest in a Loan other than purchases of participation interests from Peoples Bank;

(u) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(v) increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in a manner consistent with past practices in relation to rates prevailing in the relevant market;

(w) cause or permit any material change to the general composition of Citizens Bank’s deposit products;

(x) foreclose upon or otherwise permit or cause Citizens or any of its Subsidiaries to take title to or possession or control of any commercial real property that would reasonably be expected to raise environmental concerns (e.g., gas stations and dry cleaners) or any entity owning such property without first obtaining a Phase I thereon; or

(y) agree to take, make any commitment to take, or adopt any resolutions of the Board of Directors of Citizens or its Subsidiaries in support of, any of the actions prohibited by this Section 5.2.

Any consent required from Peoples pursuant to this Section 5.2 shall be requested in writing by Citizens, and, except as otherwise expressly provided in this Section 5.2, Peoples shall respond in writing within five (5) business days following receipt of such request. If Peoples fails to respond within such five (5) business day period, such consent shall be deemed to have been granted.

5.3 Peoples Forbearances. Except as otherwise specifically permitted or required by this Agreement or as required by Law, during the period from the date of this Agreement to the Effective Time or termination of this Agreement in accordance with the terms hereof, each of Peoples shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Citizens:

(a) take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or, except as may be required by applicable Law imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(b) effect any Change in Capitalization;

(c) amend the Peoples Articles or the Peoples Regulations in a manner that would adversely affect the economic benefits of the Merger to the holders of the Citizens Common Shares or adversely affect the holders of Citizens Common Shares relative to holders of Peoples Common Shares;

(d) make, declare, pay or set aside for payment any extraordinary dividend; provided that the foregoing restriction shall not restrict Peoples from making, declaring or paying any regular quarterly cash dividends, as may be increased from time to time in Peoples’ sole discretion, and dividends paid by any of the Subsidiaries of Peoples to Peoples or any of its wholly owned Subsidiaries; and

(e) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.3.

Any consent required from Citizens pursuant to this Section 5.3 shall be requested in writing by Peoples, and, except as otherwise expressly provided in Section 5.3, Citizens shall respond in writing within five (5) business days following receipt of such request. If Citizens fails to respond within such five (5) business day period, such consent shall be deemed to have been granted.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) As promptly as reasonably practicable following the date hereof, (i) Peoples and Citizens shall cooperate and prepare (or cause to be prepared) the Proxy Statement and (ii) Peoples shall prepare and file (or cause to be prepared and filed) with the SEC the Form S-4, in which the Proxy Statement will be included, and Citizens shall use commercially reasonable efforts to cooperate in the preparation of the Form S-4. Peoples shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective (including by filing any necessary amendments or supplements) for as long as necessary to consummate the transactions contemplated by this Agreement. Citizens shall thereafter mail or deliver the Proxy Statement to Citizens shareholders. Peoples shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Citizens shall furnish all information concerning Citizens and the holders of Citizens Common Shares as may be reasonably necessary in connection with the Proxy Statement or Form S-4. Peoples will provide Citizens and its counsel with a reasonable opportunity to review and comment on all filings with the SEC relating to the Form S-4 and/or Proxy Statement prior to filing such with, or sending such to, the SEC, and Peoples will provide Citizens and its counsel with a copy of all such filings made with the SEC.

(b) The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Peoples will prepare or cause to be prepared and use commercially reasonable efforts to file as promptly as reasonably practicable following the date of this Agreement all applications, requests, or notices with the Federal Reserve, ODFI and any other Regulatory Agency necessary for the consummation of the Merger. Each of Peoples and Citizens shall have the right to review in advance, subject to applicable Laws, all of the information relating to Peoples or Citizens, as the case may be, and its respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, and each of Peoples and Citizens shall, to the extent practicable, consult with each other on all the information relating to it or its respective Subsidiaries that appear in any such filing or written materials. In exercising the foregoing, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, in no event shall the foregoing or any other provision of this Agreement require Peoples or Citizens to take or commit to take any actions in connection with obtaining such consents, approvals and authorizations, or agree to or suffer any condition or restriction on Peoples, Citizens or the Surviving Corporation in connection therewith, that would or could reasonably be expected to have a Material Adverse Effect on Peoples, Citizens or the Surviving Corporation.

(c) Each of Peoples and Citizens shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Peoples, Citizens or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of Peoples and Citizens agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Citizens Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Peoples and Citizens further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading, to as soon as reasonably practicable inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(d) Each of Peoples and Citizens shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

(e) In furtherance and not in limitation of the foregoing, each of Peoples and Citizens shall cooperate in good faith and use its reasonable best efforts, subject to applicable Law, to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or materially delay the Closing, and (ii) seek to avoid or eliminate impediments to the consummation of the transactions contemplated by this Agreement; provided, however, that any obligation to propose, negotiate, commit to or effect (whether by consent decree, hold separate order or otherwise) any sale, divestiture or disposition of branches, deposits or assets shall be the primary responsibility of Peoples and its Subsidiaries, and Citizens and its Subsidiaries shall not be required to undertake any such sale, divestiture or disposition prior to the Effective Time. Notwithstanding the foregoing, Citizens shall cooperate in good faith with Peoples in connection with efforts by Peoples to arrange for the sale, divestiture or disposition of any branches, deposits or assets in response to any condition imposed by a Governmental Authority in connection with the grant of a Requisite Regulatory Approval provided that such sale, divestiture or disposition shall not occur prior to, and is conditioned upon, the Closing of the Merger.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, Citizens shall, and shall cause Citizens Bank to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Peoples, reasonable access, during normal business hours during the period prior to the Effective Date, to its properties, books, contracts, commitments and records to the extent reasonably necessary for purposes of consummating the transactions contemplated by this Agreement, and, during such period, Citizens shall, and shall cause Citizens Bank to, make available to Peoples (i) a copy of each material report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state banking Laws (other than reports or documents that Citizens is not permitted to disclose under applicable Law); and (ii) all other information concerning its business, properties and personnel as Peoples may reasonably request, including reasonable periodic updates of the Loan information provided in Section 3.24 as available in the ordinary course of business; provided, however, that this Section 6.2 shall not require Citizens or Citizens

Bank to prepare analyses, summaries or reports not otherwise prepared where the preparation of such analyses, summaries or reports could reasonably be expected to result in a material disruption to the operations of Citizens Bank. Upon the reasonable request of Citizens, Peoples shall furnish such reasonable information about it and its Subsidiaries, and their respective businesses, as is relevant to Citizens and its shareholders in connection with the transactions contemplated by this Agreement. Neither Citizens nor Peoples, nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including, for the avoidance of doubt, the disclosure of any information deemed to be Confidential Supervisory Information (as such term is defined in 12 C.F.R. § 261.2). The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) Unless this Agreement is terminated pursuant to Article VIII, the Board of Directors of Citizens shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Citizens will take, in accordance with applicable Law and the Citizens Articles and the Citizens Bylaws, all action necessary to convene a meeting of its shareholders (“Citizens Shareholders’ Meeting”), to be held as promptly as reasonably practicable after Peoples has obtained the SEC’s declaration of effectiveness of the Form S-4, to consider and vote upon approval of this Agreement. Except as expressly set forth herein, Citizens agrees that its obligations pursuant to this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to Citizens of any Acquisition Proposal or Change in the Citizens Recommendation. Subject to the provisions of Section 6.7, Citizens shall, through its Board of Directors, (i) recommend to its shareholders the approval and adoption of this Agreement (the “Citizens Recommendation”), and (ii) use its reasonable best efforts to obtain from its shareholders the requisite affirmative vote to approve this Agreement (the “Citizens Shareholder Approval”), including, if necessary, adjourning the Citizens Shareholders’ Meeting if there are insufficient votes to approve this Agreement to allow additional time to attain the Citizens Shareholder Approval. Notwithstanding any Change in the Citizens Recommendation, this Agreement shall be submitted to the shareholders of Citizens at the Citizens Shareholders’ Meeting for the purpose of obtaining the Citizens Shareholder Approval and nothing contained herein shall be deemed to relieve Citizens of such obligation so long as Peoples has obtained the SEC’s declaration of effectiveness of the Form S-4; provided, however, that if the Board of Directors of Citizens shall have effected a Change in the Citizens Recommendation permitted hereunder, then the Board of Directors of Citizens shall submit this Agreement to Citizens’ shareholders without the recommendation of this Agreement (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Citizens may communicate the basis for its lack of a recommendation to Citizens’ shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. In addition to the foregoing, except as provided in Section 6.7, neither Citizens nor its Board of Directors shall recommend to its shareholders or submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(b) Except as set forth in Section 6.7, neither the Board of Directors of Citizens nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Peoples, the Citizens Recommendation or take any action, or make any public statement, filing or release inconsistent with the Citizens Recommendation (any of the foregoing being a “Change in the Citizens Recommendation”).

6.4 NASDAQ Listing; Reservation of Peoples Common Shares.

(a) Peoples shall cause the Peoples Common Shares to be issued in the Merger to have been authorized for listing on the NASDAQ-GS, subject to official notice of issuance, prior to the Effective Time.

(b) Peoples agrees at all times from the date of this Agreement to reserve a sufficient number of Peoples Common Shares to fulfill its obligations under this Agreement, including payment of the Merger Consideration.

6.5 Employee Matters.

(a) At or prior to the Effective Time, Peoples shall take all action so that Employees of Citizens and its Subsidiaries shall be entitled to participate in each benefit plan of Peoples or its Subsidiaries of general applicability with the exception of any plan frozen to new participants (collectively, the “Peoples Eligible Plans”) to the same extent as similarly-situated employees of Peoples and its Subsidiaries, it being understood that inclusion of the Employees of Citizens or its Subsidiaries in the Peoples Eligible Plans may occur at different times with respect to different plans; provided, that nothing contained in this Agreement shall require Peoples or any of its Subsidiaries to make any grants to any former employee of Citizens or its Subsidiaries under any discretionary equity compensation plan of Peoples or to provide the same level of (or any) employer contributions or other benefit subsidies as Citizens. Peoples shall cause each Peoples Eligible Plan in which Employees of Citizens are eligible to participate to recognize, for purposes of determining eligibility to participate in, and vesting of, benefits under the Peoples Eligible Plans, the service of such Employees with Citizens or its Subsidiaries to the same extent as such service was credited for such purpose by Citizens or its Subsidiaries, and, solely for purposes of Peoples’ vacation, paid time off and severance programs (including the severance benefit described in Section 6.5(g)), for purposes of determining the benefit amount; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. Except for the commitment to continue those Citizens Benefit Plans that correspond to Peoples Eligible Plans until Employees of Citizens or its Subsidiaries are included in such Peoples Eligible Plans, and subject to subsections (b) and (g) of this Section 6.5, nothing in this Agreement shall limit the ability of Peoples or its Subsidiaries to amend or terminate any of the Peoples Eligible Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b) At and following the Effective Time, and except as otherwise provided in Section 6.5(e), Peoples shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all vested benefit obligations to, and contractual rights (including in respect of any change in control payments) of, current and former Employees and directors of Citizens or its Subsidiaries that accrued prior to the Effective Date under any Citizens Benefit Plan. For purposes of clarity, Employees shall accrue benefits in connection with services performed after the Effective Time solely under the terms of Peoples Benefit Plans, as they may be amended in a manner that is generally applicable at any time in Peoples’ sole discretion.

(c) At such time as Employees of Citizens or its Subsidiaries become eligible to participate in a medical, health, dental or vision plan of Peoples or its Subsidiaries, Peoples shall, to the extent available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, dental or vision plans of Peoples, (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Citizens Benefit Plan prior to the Effective Time, and (iii) provide each such employee or dependent with credit for any co-payments or co-insurance and deductibles paid during the same plan year under an analogous Citizens Benefit Plan (to the same extent that such credit was given under the analogous Citizens Benefit Plan during the applicable plan year).

(d) Citizens or Citizens Bank, as the case may be, shall adopt such resolutions of its Board of Directors and take such other action as Peoples may reasonably request to withdraw from the Pentegra Defined Contribution Plan for Financial Institutions (the “Pentegra Plan”) as of the business day immediately prior to the Effective Time (the “Plan Withdrawal Date”) and, to the extent permitted by the Pentegra Plan, to vest the accounts of all Citizens or Citizens Bank related participants and beneficiaries as of the Plan Withdrawal Date. Prior to the Effective Time, Citizens or Citizens Bank must make all contributions to the Pentegra Plan for all periods of service prior to the Effective Time and must take actions necessary to cease participation of Citizens and Citizens’ Bank employees in the Pentegra Plan as of the Plan Withdrawal Date. After the Effective Time, the Surviving Corporation shall take all other actions necessary to complete the withdrawal from the Pentegra Plan. As soon as reasonably practicable after the Effective Time, the account balances in the Pentegra Plan, including outstanding loans for participants who are employees of Peoples and its Subsidiaries at the time of the transfer, shall be transferred to Peoples’ 401(k) Plan. Notwithstanding anything in Section 6.5(b) to the contrary, employees of Citizens or its Subsidiaries who continue in employment with the Surviving Corporation following the Effective Time shall be eligible as of the Effective Time to participate in the Peoples’ 401(k) Plan.

(e) Effective as of immediately prior to the Effective Time, Citizens shall, at the written request of Peoples, take reasonably practicable actions to freeze or terminate each Citizens Benefit Plan as is requested by Peoples, provided that such written request is provided by Peoples with sufficient time to allow such freeze or termination to occur in an orderly manner in accordance with any governing documents or contracts with insurers or sponsors of such Citizens Benefit Plans. Prior to the Effective Time, Citizens shall take appropriate action, reasonably acceptable to Peoples, with regard to any plan defect described on Section 3.11(c) of the Citizens Disclosure Schedule.

(f) Without limiting the generality of Section 9.9, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, except for certain employees of Citizens or its Subsidiaries under Section 6.5(g). In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Citizens Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Peoples, Citizens or any of their respective affiliates; (ii) alter or limit the ability of Peoples or any of its Subsidiaries to amend, modify or terminate any Citizens Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, subject to subsections (b) and (g) of this Section 6.5; or (iii) to confer upon any current or former Employee, any right to employment or continued employment or continued service with Peoples or any of its Subsidiaries or constitute or create an employment or other agreement with any Employee.

(g) Subject to any applicable regulatory restrictions, Peoples shall pay to each employee of Citizens or its Subsidiaries who (i) is not subject to an existing contract providing for severance and/or a change in control payment, (ii) is an employee of Citizens or any of its Subsidiaries immediately before the Effective Time, (iii) has been an employee of Citizens or any of its Subsidiaries for at least six (6) months prior to the Effective Time, (iv) is terminated by Peoples (absent termination for cause as reasonably determined by Peoples) or resigns for Good Reason, in each case within six (6) months after the Effective Time, and (v) who signs and delivers Peoples’ standard form of termination and release agreement, a severance amount equal to the sum of the employee’s accrued but unused vacation time (to the extent required by Citizens policy as in effect on the date of this Agreement) and two weeks of pay at their base rate of pay in effect at the time of termination, multiplied by the number of whole years of service of such employee with Citizens or any of its Subsidiaries, less applicable local, state and federal tax withholding; provided, however, that the minimum severance payment shall equal four weeks of base pay, and the maximum severance payment shall not exceed 26 weeks of base pay.

Such severance pay shall be paid in a lump sum within 60 days following the employee’s termination or resignation.

(i) As used in this Agreement: “Good Reason” means, without the employee’s written consent:

(1)

a requirement that the employee’s principal place of employment be relocated to a location more than sixty (60) miles from the employee’s principal place of employment as of immediately prior to the Effective Time; or

(2)	a material reduction in the employee’s base salary or wage rate.

(ii) Notwithstanding the foregoing, no event shall constitute Good Reason unless the employee provides Peoples with written notice of the applicable condition within fifteen (15) days following its initial occurrence and Peoples fails to cure such condition within fifteen (15) days after receipt of such notice, and the employee terminates employment within fifteen (15) days following the expiration of such cure period.

(h) To the extent that any material errors related to the Citizens Benefit Plans are discovered prior to the Effective Time, Citizens will take the necessary steps, in consultation with Peoples, to correct any such errors, to the extent legally and administratively feasible, prior to the Effective Time.

(i) Prior to the Effective Time, Citizens shall terminate the special cash bonus plan created after the termination of the Citizens National Bank Pension Plan (“Special Cash Bonus Plan”), and use reasonable best efforts, including offering adequate consideration, to obtain from each Employee currently participating in the Special Cash Bonus Plan a general release of all claims in any way connected to the Special Cash Bonus Plan.

(j) Prior to the Effective Time, Citizens shall, and/or shall cause Citizens Bank to, enter into retention or stay bonus agreements, the form of which shall be acceptable to Peoples, with certain employees of Citizens and/or Citizens Bank pursuant to which retention or stay bonus payments in a total aggregate amount equal to $200,000, shall be payable to such employees by Peoples and/or Peoples Bank subject to both (i) the Closing and (ii) the finalization of the conversion matters contemplated by Section 6.12. The allocation of such aggregate amount of bonus payments and the identification of the recipients shall be determined by Peoples following consultation with and approval by the Citizens Bank management team (which approval shall not be unreasonably withheld).

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a)For a period of six years after the Effective Time, Peoples shall indemnify each Person who served as a director or officer of Citizens or its Subsidiaries on or after the date of this Agreement and before the Effective Time, to the full extent provided under the Citizens Articles and the Citizens Bylaws and the organizational documents of Citizens’ Subsidiaries as of the date hereof, to the extent permitted under applicable Law, including specifically 12 C.F.R. Part 359, from and against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding by reason of the fact that such Person was a director or officer of Citizens or any of its Subsidiaries or serving as a director or officer of another Person and shall also advance expenses as incurred by such Person to the fullest extent provided under the Citizens Articles and the Citizens Bylaws and the organizational documents of Citizens’ Subsidiaries as of the date hereof; provided, however, that any such indemnification shall not be prohibited by applicable state and federal laws. The indemnification obligation hereunder shall include the obligation to advance expenses in accordance with the Citizens Articles and the Citizens Bylaws and the organizational documents of Citizens’ Subsidiaries as in effect on the date hereof. Peoples shall reasonably cooperate with any Person entitled to indemnification pursuant to this Section 6.6 and such Person shall reasonably cooperate with Peoples, in the defense of any claim, action, suit, proceeding or investigation contemplated by this Section 6.6.

(b) Prior to the Effective Time, Citizens shall procure, at the expense of Peoples, a policy of Directors’ and Officers’ Liability Insurance (“D&O Policy”) to be effective for a period of six years beginning on the Effective Date, on terms no less advantageous than those contained in Citizens’ existing officers’ and directors’ liability insurance policy (“Current Citizens D&O Policy”); provided, however, that Peoples shall not be required to pay an amount in excess of 200% of the annual premium currently paid for the Current Citizens D&O Policy (the “Premium Cap”) for the D&O Policy, and if Citizens is unable to obtain the D&O Policy called for by this Section 6.6(b) for an amount equal to or less than the Premium Cap, then Citizens shall obtain the most advantageous policies of Director’s and Officer’s Liability Insurance as is available for the Premium Cap as determined by Citizens in its reasonable discretion.

(c) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each person entitled to indemnification hereunder and his or her heirs and representatives. If Peoples, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all its assets or deposits to any other entity or engages in any similar transaction, then in each case, proper provision shall be made so the successors and assigns of Peoples assume the obligations set forth in this Section 6.6.

6.7 Acquisition Proposals.

(a)Except as set forth in Section 6.7(b), none of Citizens nor any of its Subsidiaries shall, and each of them shall use reasonable best efforts to cause its respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate (including by way of providing information) or induce any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) any confidential or nonpublic information with respect to or in connection with, an Acquisition Proposal except to notify a person that has made or, to the knowledge of Citizens, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.7(a), (iii) take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend any Acquisition Proposal or any agreement related thereto, (v) enter into any agreement contemplating or otherwise relating to any Acquisition Transaction or Acquisition Proposal (other than any confidentiality agreement required by Section 6.7(b)), (vi) enter into any agreement or agreement in principle requiring, directly or indirectly, Citizens to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vii) propose, commit or agree to do any of the foregoing.

(b) Notwithstanding anything in the foregoing to the contrary, at any time prior to the Citizens Shareholders’ Meeting, Citizens may (i) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal that did not result from any breach by Citizens, its Subsidiaries or any of their Representatives of this Section 6.7, providing for an Acquisition Transaction if Citizens receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreements and which expressly permits Citizens to comply with its obligations pursuant to this Section 6.7; and promptly discloses (and, if applicable, provide copies of) any such information to Peoples to the extent not previously provided to Peoples; (ii) engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written Acquisition Proposal as described in clause (i) of this Section 6.7(b); or (iii) after having complied with Section 6.7(d), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) an Acquisition Proposal as described in clause (i) of this Section 6.7(b), if and only to the extent that, (x) prior to taking any action described in clause (i), (ii) or

(iii) above, the Board of Directors of Citizens (or a duly authorized committee thereof) determines in good faith after consultation with outside legal counsel that such action is necessary in order for such directors to comply with the directors’ fiduciary duties under applicable law, and (y) in each such case referred to in clause (i) or (ii) above, the Board of Directors of Citizens (or a duly authorized committee thereof) has determined in good faith based on the information then available and after consultation with Citizens’ outside legal counsel and financial advisors that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal; and (z) in the case referred to in clause (iii) above, the Board of Directors of Citizens (or a duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(c) As promptly as practicable (but in no event more than 48 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal, Citizens shall advise Peoples in writing of the receipt of any Acquisition Proposal, request or inquiry and the terms and conditions of such Acquisition Proposal, request or inquiry, shall promptly provide to Peoples a copy of the Acquisition Proposal, request or inquiry (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Acquisition Proposal) and shall keep Peoples apprised of any related developments, discussions and negotiations (including providing Peoples with a copy of all material documentation and correspondence relating thereto which may require Citizens to obtain the consent of the Person making such offer or proposal under an effective confidentiality agreement) on a current basis. Citizens agrees that it shall concurrently provide to Peoples any information concerning Citizens that may be provided (pursuant to Section 6.7(b)) to any other Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) in connection with any Acquisition Proposal which has not previously been provided to Peoples.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Citizens Shareholders’ Meeting, the Board of Directors of Citizens may withdraw its recommendation of the Merger Agreement, thereby resulting in a Change in the Citizens Recommendation, if and only if (x) from and after the date hereof, Citizens has complied with Section 6.3 and this Section 6.7, and (y) the Board of Directors of Citizens has reasonably determined in good faith, after consultation with Citizens’ financial advisors and outside legal counsel, that the taking of such action is reasonably necessary in order for the Board of Directors of Citizens to comply with its fiduciary duties under applicable Law; provided that the Board of Directors of Citizens may not effect a Change in the Citizens Recommendation unless:

(i) Citizens shall have received an unsolicited bona fide written Acquisition Proposal and the Board of Directors of Citizens (or a duly authorized committee thereof) shall have concluded in good faith (after consultation with Citizens’ financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, after taking into account any amendment or modification to this Agreement agreed to or proposed by Peoples;

(ii) Citizens shall have provided prior written notice to Peoples at least five business days in advance (the “Notice Period”) of taking such action, which notice shall advise Peoples that the Board of Directors of Citizens has received a Superior Proposal, specify the material terms and conditions of such Superior Proposal (including the identity of the Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(iii) during the Notice Period, Citizens shall, and shall cause its financial advisors and outside counsel to, negotiate with Peoples in good faith (to the extent Peoples desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iv) the Board of Directors of Citizens shall have concluded in good faith (after consultation with Citizens’ financial advisors and outside legal counsel) that, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered or agreed to by Peoples, if any, that such Acquisition Proposal continues to constitute a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal, Citizens shall deliver a new written notice to Peoples and shall again comply with the requirements of this Section 6.7(d) with respect to such new written notice, with a new five business day Notice Period. In the event the Board of Directors of Citizens does not make the determination referred to in clause (iv) of this paragraph and thereafter seeks to effect a Change in the Citizens Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent Change in the Citizens Recommendation.

(e) Citizens and its Subsidiaries shall, and shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) request the prompt return or destruction of all confidential information previously furnished in connection therewith; and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or Citizens or any of its Subsidiaries or Representatives is a party, and enforce the provisions of any such agreement.

(f) Nothing contained in this Agreement shall prevent Citizens or its Board of Directors from making any disclosure to Citizens shareholders if the Board of Directors of Citizens (in its good faith judgement and after consultation with Citizens’ outside legal counsel) concludes that its failure to do so would cause it to violate its fiduciary duties under applicable Law; provided that this Section 6.7(f) will in no way eliminate or modify the effect that any action taken pursuant hereto would otherwise have under this Agreement.

(g) As used in this Agreement:

(i) “Superior Proposal” means any bona fide written Acquisition Proposal with respect to which the Board of Directors of Citizens determines in its good faith judgment to be more favorable to Citizens than the Merger, and to be reasonably capable of being consummated on the terms proposed, after (A) receiving the advice of Citizens’ outside legal counsel and financial advisor, and (B) taking into account all material relevant factors (including the likelihood of consummation of such transaction on the terms set forth therein, any proposed changes to this Agreement that may be proposed by Peoples in response to such Acquisition Proposal (whether or not during the Notice Period), and all material legal (with the advice of Citizens’ outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing)); provided, that for purposes of the definition of “Superior Proposal,” the references to “25%” and “75%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “50%”;

(ii) “Acquisition Proposal” means any proposal, offer, inquiry, or indication of interest (whether binding or non-binding, and whether communicated to Citizens or publicly announced to Citizens shareholders) by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) (in each case other than Peoples or any of its affiliates) relating to an Acquisition Transaction (as defined in Section 6.7(g)(iii)) involving Citizens or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries; and

(iii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from Citizens by any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Peoples or any of its affiliates, of 25% or more in interest of the total outstanding voting securities of Citizens or any of its Subsidiaries (measured by voting power), or any tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act), other than Peoples or any of its affiliates, beneficially owning 25% or more in interest of the total outstanding voting securities of Citizens or any of its Subsidiaries (measured by voting power), or any merger, consolidation, share exchange, business combination or similar transaction involving Citizens pursuant to which the shareholders of Citizens immediately preceding such transaction would hold less than 75% of the equity interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof) (measured by voting power); (B) any sale or lease or exchange, transfer, license, acquisition or disposition of a business, deposits or assets that constitute 25% or more of the consolidated assets, business, revenues, net income, assets or deposits of Citizens; or (C) any liquidation or dissolution of Citizens or any of its Subsidiaries.

6.8 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each party to this Agreement will take all reasonably necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect.

6.9 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than twenty-five (25) days after the end of each calendar month ending after the date hereof, Citizens will furnish to Peoples (a) financial statements (including balance sheets, statements of operations and stockholders’ equity) of Citizens or any of its Subsidiaries as of and for such month then ended as prepared in the ordinary course of business, (b) internal management reports showing actual financial performance against plan and previous period and (c) to the extent permitted by applicable Law, any reports provided to the Board of Directors of Citizens or any committee thereof directly relating to the financial performance and risk management of Citizens or any of its Subsidiaries.

6.10 Notification of Certain Matters.

(a) Peoples and Citizens (for purposes of this Section 6.10, the “Notifying Party”) shall each promptly advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Article VII to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VII to be satisfied.

(b) Peoples and Citizens shall each promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Peoples Disclosure Schedule and the Citizens Disclosure Schedule (as applicable) with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Peoples Disclosure Schedule or the Citizens Disclosure Schedule (as applicable) or this Agreement and including any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Peoples or Citizens (as applicable) contained herein materially incorrect, untrue or misleading. No supplement, amendment or update to the Peoples Disclosure Schedule or Citizens Disclosure Schedule (as applicable) shall (i) cure any breach of a representation or warranty existing as of the date of this Agreement or any breach of a covenant in this Agreement after the execution of this Agreement; or (ii) affect a party’s rights with respect to termination under Article VIII of this Agreement.

6.11 Litigation. Each of Peoples and Citizens shall, to the extent permitted under applicable law and regulation, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator pending or, to the Knowledge of Peoples or Citizens, as applicable, threatened against Peoples, Citizens or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by against Peoples, Citizens or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Citizens shall give Peoples the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Citizens and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, provided that no such settlement shall be agreed without Citizens’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.12 Transition Planning. From and after the date hereof, and in all cases subject to applicable Law, the parties shall use their commercially reasonable efforts to facilitate the integration of Citizens and its Subsidiaries with Peoples and its Subsidiaries following consummation of the transactions contemplated by this Agreement. In furtherance of the foregoing, the parties shall meet on a regular basis to discuss and plan for the conversion of data processing and related information technology systems and other transition matters in anticipation of the Closing. Each party shall cooperate with the other in preparing for such conversion and integration, including by providing reasonable access to data, information systems, and personnel having relevant expertise, and by coordinating in good faith on transition communications and operational readiness activities as are reasonably necessary to support a successful transition. To the extent reasonably requested, the parties shall also work cooperatively with their respective third-party service providers in connection with such efforts and may enter into customary confidentiality, non-disclosure, and similar agreements with such service providers or the other party as appropriate. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Closing, and prior to the Closing each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.13 Citizens Voting Agreements. Citizens shall deliver on the date of this Agreement the Voting Agreement, in the form attached to this Agreement as Exhibit C (the “Voting Agreement”), duly executed by all members of Citizens’ Board of Directors with respect to Citizens Common Shares that each such member beneficially owns.

6.14 Tax Representation Letters. Officers of Citizens and Peoples shall execute and deliver to Vorys, Sater, Seymour and Pease LLP, tax counsel to Peoples, and FBT Gibbons LLP, tax counsel to Citizens, customary “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Form S-4 have been filed with the SEC and at the Effective Time, in connection with such tax counsels’ delivery of opinions pursuant to Section 7.2(c) and Section 7.3(c).

6.15 Environmental Assessments. Citizens hereby agrees to permit Peoples to engage, at the sole expense of Peoples, a qualified consultant, mutually agreeable to Citizens and Peoples, to conduct a Phase I Environmental Site Assessment in accordance with the requirements of ASTM E1527-05 “Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Practice (“Phase I”) of each parcel of real estate owned by Citizens or any of its Subsidiaries, including real estate acquired by Citizens Bank upon foreclosure.

6.16 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Peoples, directly or indirectly, the right to control or direct the operations of Citizens or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Citizens, directly or indirectly, the right to control or direct the operations of Peoples or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Peoples and Citizens shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

6.17 Confidentiality. Except for the use of information in connection with the Proxy Statement and the Form S-4 and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of (a) the Confidentiality Agreement entered into between Peoples and Citizens dated December 1, 2025 and (b) the Confidentiality Agreement between Citizens and Peoples dated March 27, 2026 (collectively, the “Confidentiality Agreements”).

6.18 Trust Preferred Securities. Prior to the Effective Time, Peoples and Citizens shall take all actions necessary for Peoples to enter into, and Peoples shall enter into, a supplemental indenture with the trustee of the indenture for Citizens’ outstanding floating rate capital securities issued in connection with the issuance of the trust securities of each of: (i) CZNL Statutory Trust I and (ii) CZNL Statutory Trust II, in order to evidence the assumption by Peoples of such capital securities as of the Effective Time.

6.19 Third Party Agreements. Promptly following the date of this Agreement, and in any event within ten (10) days, Citizens shall, and shall cause Citizens Bank to, (a) notify the counterparty in respect of each of the following agreements of the transactions contemplated by this Agreement and (b) use reasonable best efforts to, prior to the earlier of the Effective Time or July 31, 2026, enter into an amendment to such agreement or other arrangement reasonably acceptable to Peoples reflecting that Citizens Bank has the right to notify such counterparty of its intent not to renew in order to avoid automatic renewal by October 31, 2026 without payment of a termination fee: (i) the license agreement and other exhibits referenced in the order request between Citizens Bank and FINASTRA USA Corporation and dated December 21, 2023 encompassing LaserPro and any other software referenced therein, (ii) the license agreement and other exhibits referenced in the order request between Citizens Bank and FINASTRA USA Corporation and dated May 14, 2021 encompassing Mortgagebot LOS, Fusion Originate Mortgagebot and any other software referenced therein, and (iii) the document services agreement dated May 14, 2021, between Citizens Bank and DocMagic, Inc.

6.20 Title Center of Greater Kentucky, LLC. Prior to the Effective Time, Citizens shall take, or cause Citizens Bank to take, all commercially reasonable actions necessary for Citizens Bank to initiate withdrawal from, and the sale of its equity interest in, the Title Center of Greater Kentucky, LLC, including by providing sixty (60) days’ prior written notice of withdrawal consistent with the terms of the operating agreement of Title Center of Greater Kentucky, LLC to be effective and conditioned upon Closing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement and the Merger shall have received the Citizens Shareholder Approval on substantially the terms and conditions set forth in this Agreement.

(b) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Stock Exchange Listing. The Peoples Common Shares to be issued to the holders of Citizens Common Shares upon consummation of the Merger shall have been authorized for listing on the NASDAQ-GS, subject to official notice of issuance.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve and the ODFI and (ii) any other regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Merger shall have been obtained, and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods referred to in clauses (i) or (ii), the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Peoples. The obligation of Peoples to effect the Merger is also subject to the satisfaction, or waiver by Peoples, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Citizens set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Citizens shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1(d) as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Citizens, has had or would reasonably be expected to result in a Material Adverse Effect on Citizens; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) or Section 8.1(d) (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded, and Peoples shall have received a certificate signed on behalf of Citizens by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations of Citizens. Citizens shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Peoples shall have received a certificate signed on behalf of Citizens by its Chief Executive Officer or Chief Financial Officer to such effect.

(c) Tax Opinion. Peoples shall have received an opinion of Vorys, Sater, Seymour and Pease LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Vorys, Sater, Seymour and Pease LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d) Regulatory Conditions. There shall not be any action taken or determination made, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, including the Merger, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, that imposes any restriction, requirement or condition that, individually or in the aggregate, would reasonably be expected to have, after the Effective Time, a Material Adverse Effect on the business or operations of Peoples or the Surviving Corporation or any of their respective affiliates, in each case measured on a scale relative to Citizens; provided, however, that no such restriction, requirement or condition shall be deemed to be burdensome or to have a Material Adverse Effect if such restriction, requirement or condition (i) results from a Law, regulation, policy or order enacted or entered by a Governmental Entity that is generally applicable to bank holding companies or financial institutions generally and is not directed specifically at Peoples or any of its Affiliates or (ii) requires Peoples or any of its Affiliates to divest deposits or assets having an aggregate book value of not more than $75,000,000.

(e) FIRPTA Affidavit. Citizens shall have delivered to Peoples an affidavit, under penalties of perjury, stating that Citizens is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h).

(f) Dissenters’ Rights. The holders of not more than 7.5% of the outstanding Citizens Common Shares shall have perfected dissenters’ rights under the KBCA in connection with the transactions contemplated by this Agreement.

(g) Real Estate. (i) There shall have been no condemnation, eminent domain or similar proceedings commenced or threatened in writing by any Government Authority with respect to any branch office owned by Citizens or any of its Subsidiaries that has had or could reasonably be expected to have a Material Adverse Effect on the continued use of such branch following Closing in a manner consistent with past practice and (ii) the results of each Phase I conducted pursuant to Section 6.15 do not identify any recognized environmental condition or other matter in respect of any parcel of real estate owned by Citizens or any of its Subsidiaries that would reasonably be expected to result, with respect to such parcel of real estate, in liability to Citizens or any of its Subsidiaries under Environmental Laws requiring investigation, remediation, monitoring or other response actions with an estimated aggregate cost, as determined by an independent, nationally recognized environmental consultant, in excess of $2,000,000.

(h) D&O Policy. Citizens shall have procured the D&O Policy in accordance with the terms and subject to the conditions of Section 6.6(b).

(i) No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on Citizens.

7.3 Conditions to Obligations of Citizens. The obligation of Citizens to effect the Merger is also subject to the satisfaction or waiver by Citizens at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Peoples set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Peoples shall be deemed untrue or incorrect for purposes hereunder or under Section 8.1(d) as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Peoples, has had or would reasonably be expected to result in a Material Adverse Effect on Peoples; provided further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a) or Section 8.1(d) (other than in the immediately preceding parenthetical), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Citizens shall have received a certificate signed on behalf of Peoples by the Chief Executive Officer or Chief Financial Officer of Peoples to the foregoing effect.

(b) Performance of Obligations of Peoples. Peoples shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Effective Time, and Citizens shall have received a certificate signed on behalf of Peoples by the Chief Executive Officer or the Chief Financial Officer of Peoples to such effect.

(c) Tax Opinion. Citizens shall have received an opinion of FBT Gibbons LLP, dated the Closing Date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, FBT Gibbons LLP will be entitled to receive and rely upon the Tax Representation Letters.

(d) Payment of Merger Consideration. Peoples shall have delivered, or caused to be delivered, the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall have provided Citizens with a certificate evidencing such delivery.

(e) No Material Adverse Effect. From the date of this Agreement, there shall not have occurred any event, circumstance or development that has had or could reasonably be expected to have a Material Adverse Effect on Peoples.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after the Citizens Shareholder Approval:

(a) by mutual consent of Citizens and Peoples in a written instrument authorized by the Boards of Directors of Citizens and Peoples;

(b) by either Citizens or Peoples, if any Requisite Regulatory Approval has been denied by any Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Citizens or Peoples, if the Merger shall not have been consummated on or before March 31, 2027, unless the failure of the Merger to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Citizens or Peoples (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties, or any failure to perform in all material respects any of the covenants or agreements, set forth in this Agreement on the part of Citizens, in the case of a termination by Peoples, or on the part of Peoples, in the case of a termination by Citizens, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by:

(i) Citizens, if (A) the Board of Directors of Citizens (or a duly authorized committee thereof) has authorized Citizens to enter into any letter of intent, indication of interest, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal entered into in compliance with Section 6.7, including, without limitation, the provisions of Section 6.7(d), (ii) Citizens has complied in all respects with Section 6.7 and (iii) in the case of clause (i), immediately after the termination of this Agreement, Citizens enters into such letter of intent, indication of interest, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal referred to in the foregoing clause (i); provided that the right of Citizens to terminate this Agreement pursuant to this Section 8.1(e)(i) is conditioned on and subject to the payment by Citizens to Peoples of the Termination Fee in accordance with Section 8.3(b), and any purported termination pursuant to this Section 8.1(e) shall be void and of no force or effect if Citizens fails to pay the Termination Fee, and Peoples shall not have received the Termination Fee, within ten (10) days following the delivery of Citizens’ notice of termination pursuant to this Section 8.1(e).

(ii) Peoples, if (A) at any time prior to the Effective Time, the Board of Directors of Citizens has (1) failed to recommend to the shareholders of Citizens that they give the Citizens Shareholder Approval; (2) effected a Change in the Citizens Recommendation, including by publicly approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Acquisition Proposal (other than this Agreement), whether or not permitted by the terms hereof, or resolved to do the same, or (3) failed to substantially comply with its obligations under Section 6.3 or 6.7 hereof; or (B) a tender offer or exchange offer for 20% or more of the outstanding shares of Citizens Common Shares is commenced (other than by Peoples or a Subsidiary thereof), and the Board of Directors of Citizens recommends that the shareholders of Citizens tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act;

(f) by Peoples or Citizens, if the Citizens Shareholder Approval, as required by Section 7.1(a), shall not have been obtained at the Citizens Shareholders’ Meeting (including any adjournment or postponement thereof); or

(g) by Citizens if, and only if, both of the following conditions are satisfied at any time during the five-day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i) the Peoples Market Value on the Determination Date is less than the Peoples Market Price multiplied by 0.80; and

(ii) the number obtained by dividing the Peoples Market Value on the Determination Date by the Peoples Market Price shall be less than the Index Ratio minus 0.20;

Subject, however, to the following three sentences: If Citizens elects to exercise its termination right pursuant to this Section 8.1(g), it shall give prompt written notice thereof to Peoples. During the five business day period commencing with Peoples’ receipt of such notice, Peoples shall have the option to increase the Exchange Ratio to equal a quotient, the numerator of which is equal to the product of the Peoples Market Price, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the Peoples Market Value on the Determination Date. If within such five business day period, Peoples delivers written notice to Citizens that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Citizens of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.1(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean any date following the first date on which all regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) and prior to the Effective Date.

“Final Index Price” means the average of the daily closing value of the Index for the ten consecutive trading days immediately preceding the Determination Date

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means the closing value of the Index on April 20, 2026.

“Peoples Market Price” shall mean the volume average weighted closing sale price of a Peoples Common Share on The NASDAQ-GS during the 20 consecutive trading days immediately preceding the date of this Agreement.

“Peoples Market Value” means, as of any specified date, the average of the volume weighted daily closing sales prices of a share of Peoples Common Shares as reported on The NASDAQ-GS for the twenty consecutive trading days immediately preceding such specified date.

8.2 Effect of Termination. In the event of termination of this Agreement by either Citizens or Peoples as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Citizens,

Peoples, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Section 6.2(b), this Section 8.2, Section 8.3 and Sections 9.1 through 9.10 shall survive any termination of this Agreement, and (ii) neither Citizens nor Peoples shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of the act would, or would reasonably be expected to, cause a breach of this Agreement.

8.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Notwithstanding the foregoing, if:

(i) (A) Either Citizens or Peoples terminates this Agreement pursuant to 8.1(c) (without the Citizens Shareholder Approval having been obtained) or Peoples terminates pursuant to Section 8.1(d) (as a result of fraud or a Willful Breach by Citizens), (B) prior to termination, there has been publicly announced an Acquisition Proposal or any Person or “group” (as such term is defined in Section 13(d) under the Exchange Act) shall have communicated to Citizens or its shareholders an Acquisition Proposal (whether or not conditional) and (C) within 12 months of such termination Citizens shall either (1) consummate an Acquisition Transaction or (2) enter into any definitive agreement relating to any Acquisition Transaction (but not including any confidentiality agreement required by Section 6.7(b)) (an “Acquisition Agreement”)) with respect to an Acquisition Transaction or Acquisition Proposal, whether or not such Acquisition Transaction or Acquisition Proposal is subsequently consummated (but changing, in the case of (1) and (2), the references to the “25%” and “75%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”); or

(ii) (A) Either Citizens or Peoples terminates this Agreement pursuant to Section 8.1(f) and (B) within 12 months of such termination Citizens shall either (1) consummate an Acquisition Transaction or (2) enter into any Acquisition Agreement with respect to an Acquisition Transaction or Acquisition Proposal that is subsequently consummated (but changing, in the case of (1) and (2), the references to the “25%” and “75%” amounts in the definition of Acquisition Transaction and Acquisition Proposal to “50%”); or

(iii) Citizens or Peoples terminates this Agreement pursuant to Section 8.1(e);

(iv) then in any such case, Citizens shall pay to Peoples an amount equal to $3,000,000 (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (b)(i) or (b)(ii) of this Section 8.3, the Termination Fee shall be paid in same-day funds only upon the date of consummation of such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (b)(iii) of this Section 8.3, the Termination Fee shall be paid in same-day funds within ten (10) days following the delivery of Citizens’ or Peoples’, as the case may be, notice of termination pursuant to Section 8.1(e).

(c) The parties acknowledge that the agreements contained in paragraph (b) and (c) of this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement.

(d) Except in the case of fraud or Willful Breach by Citizens, the payment of the Termination Fee shall be the sole and exclusive remedy available to Peoples and the maximum aggregate liability of Citizens with respect to this Agreement and the transactions contemplated by this Agreement, and Citizens shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Peoples or any of its Affiliates or Representatives.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Citizens Shareholder Approval; provided, however, that after the Citizens Shareholder Approval, there may not be, without further approval of the Citizens shareholders who have already provided their approval, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or electronic mail (upon confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Citizens, to:

Citizens National Corporation

620 Broadway

Paintsville, Kentucky 41240

Attention: Leisha Maynard, President and Chief Executive Officer

Email: leisham@wercitizens.bank

with a copy (which shall not constitute notice) to:

FBT Gibbons LLP

400 West Market Street

Suite 3200

Louisville, Kentucky 40202

Attention: Josh O’Bryan

Email: jobryan@fbtlaw.com

(b) if to Peoples, to:

Peoples Bancorp Inc.

138 Putnam Street, P.O. Box 738

Marietta, Ohio 45750

Attention: Tyler Wilcox, President and Chief Executive Officer

Email: tyler.wilcox@pebo.com

with a copy (which shall not constitute notice) to:

Vorys, Sater, Seymour and Pease LLP

52 E. Gay Street

Columbus, Ohio 43215

Attention: Anthony D. Weis

Email: adweis@vorys.com

9.3 Interpretation; Knowledge. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the phrase “made available” is used in this Agreement, it shall mean that prior to the date of this Agreement, such document or information has been uploaded to the virtual data room established by Forvis Mazars Capital Advisors, LLC in connection with the Merger. As used in this Agreement, the term “Knowledge” with respect to Citizens means the actual knowledge after reasonable inquiry of any of Citizens’ officers listed on Section 9.3 of the Citizens Disclosure Schedule, and with respect to Peoples means the actual knowledge after reasonable inquiry of any of Peoples’ officers listed on Section 9.3 of the Peoples Disclosure Schedule. When a reference is made in this Agreement to an affiliate of a Person, the term “affiliate” means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

9.4 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.5 Entire Agreement. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.6 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in Washington County, Ohio (which the parties expressly agree shall exclusively be the federal court for the Southern District of Ohio, or in the event (but only in the event) that such court does not have jurisdiction over such dispute, any court sitting in Washington County, Ohio). Each of the parties hereto submits to the exclusive jurisdiction of such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such suit, action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.7 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

9.8 Public Announcements. Neither Citizens nor Peoples shall, and neither Citizens nor Peoples shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Peoples, in the case of a proposed announcement, statement or disclosure by Citizens, or Citizens, in the case of a proposed announcement, statement or disclosure by Peoples; provided that either Peoples or Citizens may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by applicable law or by the rules of the SEC.

9.9 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except for the provisions of Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, or for those certain Citizens employees under Section 6.5(h), this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

9.11 Disclosure Schedule. As of the date of this Agreement, Citizens delivered to Peoples a schedule (a “Citizens Disclosure Schedule”) and Peoples delivered to Citizens a schedule (a “Peoples Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, as the case may be, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Previously Disclosed” means information set forth by Citizens or Peoples, as the case may be, in the applicable paragraph of its Citizens Disclosure Schedule or Peoples Disclosure Schedule, respectively, or any other paragraph of its Citizens Disclosure Schedule or Peoples Disclosure Schedule (so long as it is reasonably apparent on its face that the disclosure in such other paragraph of its Citizens Disclosure Schedule or Peoples Disclosure Schedule is also applicable to the section of this Agreement in question).

9.12 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

PEOPLES BANCORP INC.
By:	/s/ Tyler Wilcox
Name: Tyler Wilcox
Title: President and Chief Executive Officer

CITIZENS NATIONAL CORPORATION
By:	/s/ Leisha Maynard
Name: Leisha Maynard
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

INDEX OF DEFINED TERMS

Section
ACA	3.11(e)
ACH	5.2(s)
Acquisition Agreement	8.3(b)(i)
Acquisition Proposal	6.7(g)(ii)
Acquisition Transaction	6.7(g)(i)
Agreement	Preamble
Articles of Merger	1.2
Bank Merger	Recitals
Bank Merger Agreement	1.9
Bankruptcy and Equity Exception	3.3(a)
BHC Act	Recitals
Book-Entry Citizens Share	1.4(b)
Book-Entry Peoples Shares	2.3(b)
Cash Consideration	1.4(a)(ii)
Certificate	1.4(b)
Certificate of Merger	1.2
Change in Capitalization	1.4(c)
Change in the Citizens Recommendation	6.3
Citizens	Preamble
Citizens Articles	3.1(d)
Citizens Bank	Recitals
Citizens Benefit Plans	3.11(a)
Citizens Bylaws	3.1(d)
Citizens Common Shares	1.4(a)
Citizens Disclosure Schedule	9.11
Citizens Financial Statements	3.6(a)
Citizens Owned Properties	3.19
Citizens Permitted Encumbrances	3.19
Citizens Real Property	3.19
Citizens Recommendation	6.3
Citizens Shareholder Approval	6.3
Citizens Shareholders’ Meeting	6.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Collective Bargaining Agreement	3.23
Confidentiality Agreements	6.2
Controlled Group Liability	3.11(p)(i)
CRA	3.9(a)
Current Citizens D&O Policy	6.6(b)
D&O Policy	6.6(b)
Dissenting Share	1.5
Effective Date	1.2
Effective Time	1.2
Employees	5.2(j)
Environmental Laws	3.16(a)
Equity Rights	3.2(a)

Section
ERISA	3.11(a)
ERISA Affiliate	3.11(p)(ii)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(a)(i)
FDIC	3.1(b)
Federal Reserve	3.4
Form S-4	3.4
Good Reason	6.5(g)(i)
Governmental Entity	3.4
Holder	2.3
Intellectual Property	3.18(e)(i)
IRS	3.11(b)
IT Assets	3.18(e)(ii)
KBCA	1.1(a)
Knowledge	9.3
KSS	1.2
Law	3.9(a)
Letter of Transmittal	2.3(a)
Licensed Intellectual Property	3.18(e)(iii)
Liens	3.2(d)
Loans	3.24(a)
Material Adverse Effect	3.8
Material Contract	3.15(a)
Merger	Recitals
Merger Consideration	1.4(a)
MEWA	3.11(e)
Multiemployer Plan	3.11(e)
Multiple Employer Plan	3.11(e)
NASDAQ-GS	1.4(c)
Nonqualified Deferred Compensation Plan	3.11(j)
Notice Period	6.7(d)(ii)
Notifying Party	6.10
ODFI	3.4
OGCL	1.1(a)
OSS	1.2
Owned Intellectual Property	3.18(e)(iv)
Parent Merger	Recitals
Pentegra Plan	6.5(d)
Peoples	Preamble
Peoples Bank	Recitals
Peoples Common Shares	1.4(a)(ii)
Peoples Disclosure Schedule	9.11
Peoples Eligible Plans	6.5(a)
Peoples Regulatory Agreement	4.9(b)
Person	3.15(a)
Phase I	6.15
Plan Withdrawal Date	6.5(a)
Preferred Shares	4.2(a)
Premium Cap	6.6(b)

Section
Previously Disclosed	9.11
Proxy Statement	3.4
Qualified Plans	3.11(d)
Regulatory Agencies	3.5
Regulatory Agreement	3.14(b)
Regulatory Approvals	3.4
Related Parties	3.26
Related Party Agreements	3.26
Representative	6.7(a)
Requisite Regulatory Approvals	7.1(e)
SEC	3.4
SRO	3.4
Stimulus Program	3.17(n)
Stock Consideration	1.4(a)(i)
Subsidiary	3.1(b)
Superior Proposal	6.7(g)(i)
Surviving Corporation	1.1(a)
Takeover Laws	3.10
Tax	3.17(o)(i)
Tax Return	3.17(o)(ii)
Taxes	3.17(o)(i)
Termination Fee	8.3(b)
Title IV Plan	3.11(e)
Trade Secrets	3.18(e)(i)
Treasury Shares	1.4(a)
Voting Agreement	6.13
Voting Debt	3.2(a)
Willful Breach	8.2

EXHIBIT B

BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT (this “Agreement”) is entered into to be effective as of April [●], 2026, between Peoples Bank, an Ohio-chartered commercial bank located at 138 Putnam Street, Marietta, Ohio 45750 (“Peoples Bank”), and Citizens Bank of Kentucky, Inc., a Kentucky banking corporation located at 620 Broadway Ave., Paintsville, Kentucky 41240 (“Citizens Bank”). Peoples Bank and Citizens Bank are hereinafter sometimes collectively referred to as the “Constituent Banks”.

RECITALS

WHEREAS, Peoples Bancorp Inc., an Ohio corporation owning all of the outstanding shares of Peoples Bank (“Peoples”), and Citizens National Corporation, a Kentucky corporation owning all of the outstanding shares of Citizens Bank (“Citizens”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated April [●], 2026, pursuant to which Citizens will merge with and into Peoples, with Peoples being the surviving corporation (“Parent Merger”);

WHEREAS, the Merger Agreement contemplates that immediately following the consummation of the Parent Merger, Citizens Bank is to be merged with and into Peoples Bank;

WHEREAS, Peoples, as the sole shareholder of Citizens Bank and Peoples Bank immediately after consummation of the Parent Merger, desires to cause Citizens Bank to merge with and into Peoples Bank immediately following the Parent Merger (the “Bank Merger”); and

WHEREAS, the Boards of Directors of Peoples Bank and Citizens Bank have authorized and approved this Agreement by resolutions duly adopted by them;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties herein contained, it is hereby agreed by the parties hereto that the terms of the Bank Merger, and the mode of carrying the Bank Merger into effect, shall be as follows:

ARTICLE X AGREEMENTS

1. Bank Merger. At the Effective Time (as hereinafter defined), Citizens Bank shall merge with and into Peoples Bank under the state banking charter of Peoples Bank. Peoples Bank shall be the continuing and surviving bank in the Bank Merger (hereinafter referred to as the “Surviving Bank”), and shall be the only one of the Constituent Banks to continue its separate corporate existence after the Effective Time.

2. Merger Certificates. Subject to consummation of the Parent Merger and the other provisions of this Agreement, immediately after consummation of the Parent Merger, and upon receipt of all required shareholder and regulatory approvals, Peoples Bank and Citizens Bank shall cause such certificates or articles of merger and such other documents and certificates as are necessary to be executed and delivered for filing to the Ohio Secretary of State and the Kentucky Secretary of State (“Merger Certificates”).

3. Effective Time. The date and time specified in the Merger Certificates filed with the Ohio Secretary of State and the Kentucky Secretary of State shall be deemed the effective time of the Bank Merger (the “Effective Time”).

4. Governing Documents. The Articles of Incorporation of Peoples Bank, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Bank, until they shall be thereafter altered, amended, or repealed in accordance with law. Until amended or repealed as therein provided, the Code of Regulations of Peoples Bank in effect immediately prior to the Effective Time shall be the Code of Regulations of the Surviving Bank.

5. Directors and Officers. On and after the Effective Time and until changed in accordance with law, (a) the directors of Peoples Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank, each to serve until the expiration of his or her current term or until such time as his or successor has been duly elected and qualified and (b) each individual who is an officer of Peoples Bank immediately prior to the Effective Time shall be an officer of the Surviving Bank holding the same office as held with Peoples Bank immediately prior to the Effective Time.

6. Names and Offices. The name of the Surviving Bank shall be “Peoples Bank.” The main office of the Surviving Bank shall be the main office of Peoples Bank immediately prior to the Effective Time. All branch offices of Peoples Bank and offices of Citizens Bank which were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Bank Merger, subject to the opening or closing of any offices which may be authorized by Peoples Bank or Citizens Bank and applicable regulatory authorities after the date hereof.

7. Conversion of Citizens Bank Shares. At the Effective Time, each issued and outstanding share of Citizens Bank capital stock shall automatically by virtue of the Bank Merger be canceled without right to receive payment in cash or any other property.

8. Peoples Bank Capital Stock. The shares of Peoples Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be affected by the Bank Merger.

9. Status of Peoples Bank. The status of Peoples Bank as an Ohio state-chartered, member bank shall be unaffected by the Bank Merger. Peoples Bank shall continue after the Effective Time subject to the statutory and administrative controls to which it was subject before the Effective Time

10. Certain Effects of Bank Merger. At the Effective Time, in addition to the effects otherwise provided by the laws of the United States, Ohio and Kentucky, Peoples Bank and Citizens Bank shall become a single corporation and the separate existence of Citizens Bank shall cease. The Surviving Bank shall possess all the rights, privileges, powers and franchises of both a public and private nature of Citizens Bank subject to all of its restrictions, disabilities and duties, and shall also possess all of the property (real, personal and mixed) and all debts due to Citizens Bank. All other things belonging to Citizens Bank shall be vested in the Surviving Bank; and all property, rights, privileges, powers and franchises and all and every other interest shall thereafter be the property of the Surviving Bank, and the title to any real estate vested by deed or otherwise in Citizens Bank shall not revert or be in any way impaired by reason of the Bank Merger. All rights of creditors and all liens of Citizens Bank shall be preserved unimpaired, and all debts, liabilities and duties of Citizens Bank shall at the Effective Time become obligations of the Surviving Bank and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

11. Termination. This Agreement may be terminated upon the mutual written agreement of the parties hereto. In addition, this Agreement shall terminate automatically upon termination of the Merger Agreement prior to the consummation of the Parent Merger.

12. Conditions. The respective obligations of each party hereto to effect the Bank Merger shall be subject to: (a) the consummation of the Parent Merger; and (b) the receipt of all approvals and consents of regulatory authorities required by law to effect the Bank Merger.

13. Amendment. On or before the Effective Time, the parties may amend, modify or supplement this Agreement in the manner as may be agreed upon between the parties in writing.

14. Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original but all of which together shall constitute one agreement.

15. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Ohio.

16. Waiver. Any of the terms or conditions of this Agreement may be waived at any time by the party that is entitled to the benefit thereof.

17. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the Constituent Banks have caused this Agreement to be duly executed by their authorized officers as of the date set forth above.

PEOPLES BANK

By:
Name: Tyler Wilcox
Title: President and Chief Executive Officer

CITIZENS BANK OF KENTUCKY, INC.

By:
Name: Leisha Maynard
Title: President and Chief Executive Officer

EXHIBIT C

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of April [●], 2026, by and between Peoples Bancorp Inc., an Ohio corporation (“Peoples”), and ___________________ (“Shareholder”), in such person’s capacity as a shareholder of Citizens National Corporation, a Kentucky corporation (“Citizens”).

WHEREAS, the Shareholder is the owner of the common shares, no par value, of Citizens set forth on Exhibit A hereto (such common shares, together with all shares of Citizens which may hereafter be acquired by Shareholder prior to the termination of this Agreement, shall be referred to herein as the “Shares”);

WHEREAS, Peoples and Citizens propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, that Citizens will merge with and into Peoples pursuant to the Parent Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement); and

WHEREAS, Peoples and Citizens have made it a condition to their entering into the Merger Agreement that Shareholder enters into this Agreement, solely in his, her or its capacity as a shareholder of Citizens;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

Voting of Shares

1.1 Voting Agreement. Shareholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the shareholders of Citizens, however called (so long as in accordance with the bylaws of Citizens, as amended), or at any adjournment or postponement thereof, and in any action by written consent of the shareholders of Citizens, Shareholder shall:

(a) Appear at such meeting or otherwise cause all of such Shareholder’s Shares to be counted as present thereat for purposes of calculating a quorum;

(b) Vote or cause to be voted, in person or by proxy, all of the shares that are beneficially owned by Shareholder or as to which Shareholder has the direct or indirect right to vote or direct the voting, (i) in favor of the adoption and approval of the Merger Agreement (as amended from time to time) and the approval of the transactions contemplated thereby, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Citizens and any person or entity other than Peoples or any of its Subsidiaries, and (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Citizens under the Merger Agreement or that would result in any of the conditions to the obligations of Citizens under the Merger Agreement not being fulfilled.

(c) The parties hereto acknowledge and agree that this Agreement relates solely to the capacity of Shareholder as a shareholder or beneficial owner of the Shares and nothing contained herein is intended to affect, or otherwise control with respect to, the exercise of Shareholder’s responsibilities and fiduciary duties in Shareholder’s capacity as a director or fiduciary of Citizens or its Subsidiaries with respect to any matter.

ARTICLE 2

Representations and Warranties

Shareholder hereby represents and warrants to Peoples as follows:

2.1 Authority Relative to this Agreement.

(a) Shareholder has all necessary power and authority or capacity, as the case may be, to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder and to consummate the transaction contemplated hereby, and no other actions or proceedings on the part of Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(b) If Shareholder is married and the Shares set forth by the name of Shareholder on Exhibit A of this Agreement constitute property owned jointly with Shareholder’s spouse, Shareholder’s spouse has duly executed this Agreement to evidence such spouse’s consent to the Agreement to the extent of such spouse’s interest in such Shares. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

2.2 No Conflict.

(a) The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to them or by which the Shares are bound, or (ii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or any Shares are bound, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by Shareholder of Shareholder’s obligations under this Agreement.

(b) The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by it will not (i) require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body or (ii) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Shareholder.

2.3 Title to the Shares. Shareholder is the record or beneficial owner of the number and class of Shares specified on Exhibit A hereto, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever (other than rights of Peoples and encumbrances respecting such Shares created pursuant to this Agreement or the Merger Agreement), except as otherwise disclosed on Exhibit A. As of the date of this Agreement, except as reflected on Exhibit A, Shareholder has, and at the Citizens Shareholders’ Meeting or any other shareholder meeting of Citizens in connection with the Parent Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (except respecting Shares that Shareholder is permitted to transfer pursuant to Section 3.1 of this Agreement), Shareholder will have, sole voting power and sole dispositive power with respect to all of Shareholder’s Shares. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

2.4 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of its affiliates before or by any governmental authority that could reasonably be expected to impair the ability of Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

2.5 Reliance by Peoples. Shareholder understands and acknowledges that Peoples is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE 3

Additional Covenants

3.1 Transfer of the Shares.

(a) Shareholder hereby covenants and agrees that, during the term of this Agreement, Shareholder will not, without the prior written consent of Peoples, sell, pledge, transfer, assign, distribute by gift or donation, or otherwise voluntarily dispose of, directly or indirectly, any of the Shares which are owned by Shareholder or take any other voluntary action which would have the effect of removing Shareholder’s power to vote Shareholder’s Shares or which would otherwise be inconsistent with this Agreement.

(b) Shareholder hereby covenants and agrees that, except for this Agreement, it (i) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares, (ii) has not granted, and except for proxies granted to vote in the manner provided in Section 1.1, shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares, and (ii) has not taken any action, and shall not take any action at any time while this Agreement remains in effect, that would or is reasonably likely to (A) make any representation or warranty contained in this Agreement untrue or incorrect in any material respect or (B) have the effect of preventing Shareholder from performing Shareholder’s obligations under this Agreement.

3.2 No Solicitation. Shareholder agrees, that during the term of this Agreement, Shareholder shall not, and shall direct any investment banker, financial advisor, attorney, accountant or other representative retained by Shareholder not to, directly or indirectly, to (i) take any of the actions specified in Section 6.7 of the Merger Agreement, except as permitted by Section 6.7 of the Merger Agreement, (ii) participate in, directly or indirectly, a “solicitation” of “proxies” (as those terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any Citizens Common Shares in connection with any vote or other action on any matter of a type described in Section 1.1(b) of this Agreement, other than to recommend that shareholders of Citizens vote in favor of the adoption and approval of the Merger Agreement and the approval of the transactions contemplated thereby and as otherwise expressly permitted by this Agreement or the Merger Agreement. Except as permitted by the Merger Agreement, Shareholder agrees immediately to cease and terminate any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Peoples with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by Shareholder of the obligations undertaken by the Shareholder pursuant to this Section 3.2.

3.3 Dissenters’ Rights. Shareholder agrees not to exercise any right to dissent (including, without limitation, under any rights set forth in Sections 271B.13-010 through 271B.13-310 of the KBCA) as to any Shares which may arise with respect to the Parent Merger or the transactions contemplated by the Merger Agreement.

3.3 Stop Transfer. Shareholder agrees that it shall not request that Citizens register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares prior to the Citizens Shareholder Approval, unless the transfer is made in compliance with this Agreement.

3.4 Further Assurances; Cooperation.

(a) Shareholder, without further consideration, will (for the avoidance of doubt, solely as it relates to Shareholder in his, her or its capacity as a shareholder or beneficial owner of the Shares) (i) use all reasonable efforts to cooperate with Peoples and Citizens in furtherance of the transactions contemplated by the Merger Agreement, (ii) promptly execute and deliver all additional documents that may be reasonably necessary in furtherance of the transactions contemplated by the Merger Agreement, and take all reasonable actions as are reasonably necessary or appropriate to consummate the transactions contemplated by the Merger Agreement, and (iii) promptly provide any information, and make all filings, reasonably requested by Peoples for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with any Regulatory Agencies).

(b) Shareholder consents to the publication and disclosure in the Proxy Statement (and, as and to the extent otherwise required by law or any Regulatory Agency or Governmental Authority, in any other documents or communications provided by Peoples or Citizens to any Regulatory Agency or Governmental Authority or to security holders of Peoples or Citizens) of Shareholder’s identity and beneficial and record ownership of the Shares and a statement to the effect that Shareholder is a party to this Agreement and has committed to vote in favor of the transactions as set forth in Section 1.1.

ARTICLE 4

Miscellaneous

4.1 Termination. This Agreement shall terminate on the earlier to occur of (a) the date of consummation of the Parent Merger, or (b) the date of termination of the Merger Agreement for any reason whatsoever. In the event of termination of this Agreement pursuant to this Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, that no termination of this Agreement prior to the closing of the Merger Agreement shall relieve any party to this Agreement from any liability for any breach by such party of this Agreement occurring prior to the termination of this Agreement.

4.2 Specific Performance. Shareholder agrees that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that Peoples shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Accordingly, in the event of any breach by Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Peoples may be entitled (including monetary damages), Peoples shall be entitled to seek injunctive relief to specifically enforce the terms and provisions of this Agreement. Shareholder further agrees that neither Peoples nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.2, and Shareholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any bond or similar instrument. All rights, powers and remedies provided under this Agreement or otherwise available in respect of this Agreement at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

4.3 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the party for whom it is intended, or (c) sent by email, provided that the transmission of the e-mail is promptly confirmed:

(a) If to Shareholder:

The address provided on Exhibit A, attached hereto.

(b) If to Peoples, to:

Peoples Bancorp Inc.

138 Putnam Street, P.O. Box 738

Marietta, Ohio 45750

Attention: Tyler Wilcox, President and Chief Executive Officer

Email: tyler.wilcox@pebo.com

With a copy to:

Peoples Bancorp Inc.

138 Putnam Street, P.O. Box 738

Marietta, Ohio 45750

Attention: M. Ryan Kirkham, Executive Vice President/General Counsel

Email: ryan.kirkham@pebo.com

4.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

4.5 Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

4.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

4.8 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT THE PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.8.

4.9 Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered, shall constitute an original, but all of which together shall constitute but one instrument. Signatures transmitted by facsimile or electronic transmission (such as an email of a .pdf or scanned signature) shall have the same effect as original signatures.

4.10 Assignment. This Agreement shall not be assigned by operation of law or otherwise.

4.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

4.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

SHAREHOLDER PEOPLES BANCORP INC.

By:	[NAME]
Name:	Tyler Wilcox
Title:	President and Chief Executive Officer

[SHAREHOLDER’S SPOUSE

[NAME]]

Exhibit A to Voting Agreement

Shareholder	Address and Email	Common Shares

ANNEX B

Subtitle 13 of the Kentucky Business Corporation Act

Dissenters’ Rights to Dissent and Obtain Payment for Shares

271B.13-010. Definitions for subtitle.

As used in this subtitle:

(1) “Corporation” means the issuer of the shares held by a dissenter, except that in the case of a merger where the issuing corporation is not the surviving corporation, then, after consummation of the merger, “corporation” shall mean the surviving corporation.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

271B.13-020. Right to dissent.

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d) Consummation of a plan of conversion of the corporation into a limited liability company or statutory trust;

(e) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

4. Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share so created is to be acquired for cash under KRS 271B.6-040; or

5. In a public benefit corporation, changes the public benefit provisions;

(f) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2);

(g) Any election by a corporation to become a public benefit corporation or pursuant to the merger of a corporation with and into a public benefit corporation; or

(h) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement except by an application for injunctive relief prior to the consummation of the corporate action.

271B.13-030. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

Procedure for Exercise of Dissenters’ Rights

271B.13-200. Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2) If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

271B.13-210. Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Shall not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2) The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this subtitle.

271B.13-230. Duty to demand payment.

(1) A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240. Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

271B.13-250. Payment.

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2) The payment shall be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated; and

(d) A statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-260. Failure to take action.

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270. After-acquired shares.

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-280. Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

Judicial Appraisal of Shares

271B.13-300. Court action.

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the Circuit Court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

April 20, 2026

Board of Directors

Citizens National Corporation

620 Broadway

Paintsville, Kentucky 41240

Dear Board of Directors:

Hovde Group, LLC (“we” or “Hovde”) understands that Peoples Bancorp Inc., an Ohio corporation (“Peoples”), and Citizens National Corporation, a Kentucky corporation (“Citizens”) are about to enter into an Agreement and Plan of Merger (the “Agreement”) dated as of April 20, 2026. Subject to the terms and conditions of the Agreement, at the Effective Time, Citizens shall merge with and into Peoples (the “Parent Merger”), followed by the subsidiary bank merger of Citizens Bank with and into Peoples Bank (the “Bank Merger”). The Parent Merger and Bank Merger shall collectively be referred to as the “Merger”. Peoples shall be the continuing and surviving corporation in the Parent Merger, and the separate corporate existence of Citizens shall cease. As soon as practicable after the execution of the Agreement, Peoples and Citizens shall cause Peoples Bank and Citizens Bank, respectively, to enter into a bank merger agreement, (the “Bank Merger Agreement”). Pursuant to the terms of the Bank Merger Agreement, Peoples Bank will be the surviving entity in the Bank Merger and the separate corporate existence of Citizens Bank will cease. The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and for the Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code.

Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement, and all Article and Section references shall refer to Articles or Sections in the Agreement. For purposes of our analysis and opinion, the Agreement as used herein shall refer to the draft of the Agreement and Plan of Merger provided to Hovde by Citizens on April 18, 2026.

At the Effective Time, by virtue of the Merger each common share of Citizens (“Citizens Common Shares”), issued and outstanding immediately prior to the Effective Time (excluding “Treasury Shares” and “Dissenting Shares”) shall be converted, into the right to receive, without interest, the “Merger Consideration” consisting of (i) 2.10 (the “Exchange Ratio”) common shares of Peoples (the “Peoples Common Shares”) (the “Stock Consideration”) and (ii) cash, in the amount of $8.00 (the “Cash Consideration”). No fractional Peoples Common Shares shall be issued as part of the Merger Consideration and no dividend or distribution with respect to Peoples Common Shares shall be payable on or with respect to any fractional share. In lieu of the issuance of any fractional share, Peoples shall pay to each former shareholder of Citizens who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average (rounded to the nearest cent) of the closing sale prices of Peoples Common Shares on the NASDAQ – Global Select Market for the ten (10) consecutive full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share held by such holder at the Effective Time (rounded to the nearest thousandth when expressed in decimal form) of Peoples Common Shares.

Hovde noted that Section 8.1(g) of the Agreement provides that the Agreement may be terminated by Citizens at any time during the five-day period commencing on the Determination Date, if both (i) the Peoples Market Value on the Determination Date is less than the Peoples Market Price multiplied by 0.80; and (ii) the number obtained by dividing the Peoples Market Value on the Determination Date by the Peoples Market Price is

Board of Directors

Citizens National Corporation

April 20, 2026

less than the Index Ratio minus 0.20. If Citizens elects to exercise its termination right, it shall give prompt written notice thereof to Peoples, and for five (5) business days following the receipt of such notice, Peoples shall have the option to increase the Exchange Ratio to equal a quotient, the numerator of which is equal to the product of the Peoples Market Price, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the Peoples Market Value on the Determination Date. If within such five (5) business day period, Peoples elects to proceed with the Merger by paying such additional consideration and notifies Citizens of the revised Exchange Ratio, then no termination shall have occurred and the Agreement shall remain in full force and effect.

Hovde also noted that Section 7.2(d) of the Agreement provides that the obligation of Peoples to effect the Merger is subject to there not having been any action taken by any Governmental Entity in connection with the grant of a Requisite Regulatory Approval or otherwise that imposes any requirement that Peoples or any of its Affiliates divest deposits or assets having an aggregate book value of more than $75,000,000.

With your knowledge consent and for purposes of our analysis and opinion, we have assumed that (i) there is no termination of the Agreement pursuant to the provisions of Article VIII including there being no adjustment to the Exchange Ratio, (ii) all of the closing conditions set forth in Article VII of the Agreement are satisfied, and (iii) the Merger will proceed and be consummated in accordance with the terms of the Agreement. Additionally, based upon Peoples’ 20-day volume-weighted average price of $33.52 per share on April 20, 2026, and there being 976,924 Citizens Common Shares outstanding, we have assumed the implied value of the Merger Consideration is approximately $76.6 million, or $78.39 per Citizens Common Share.

You have requested our opinion, subject to the foregoing review and to the terms, conditions, and qualifications set forth herein and to the assumptions, qualifications, and limitations contained in the Agreement, that as of the date of such opinion the Merger Consideration is fair from a financial point of view to the holders of Citizens Common Shares. Hovde’s opinion does not address the fairness of the amount or nature of any compensation or other consideration to any of Citizens’ officers, directors or employees or any class of such persons, if any, to be received in the Merger.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the draft of the Agreement provided to Hovde by Citizens on April 20, 2026;

(ii)

reviewed audited financial statements for Citizens for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025 and the unaudited financial statements of Citizens for the two months ended February 28, 2026;

(iii)

reviewed audited financial statements for Peoples for the twelve month periods ended December 31, 2023, December 31, 2024 and December 31, 2025 and the unaudited financial statements of Peoples for the two months ended February 28, 2026;

(iv)	reviewed certain historical publicly available business and financial information concerning Citizens;

(v)	reviewed certain internal financial statements and other financial and operating data concerning Citizens;

(vi)	reviewed financial projections prepared in consultation with and approved by certain members of the senior management of Citizens;

(vii)

discussed with certain members of senior management of Citizens and Peoples the business, financial condition, results of operations and future prospects of Citizens and Peoples, the history and past and current operations of Citizens and Peoples, and Citizens’ assessment of the rationale for the Merger;

Board of Directors

Citizens National Corporation

April 20, 2026

(viii)	assessed current general economic, market and financial conditions;

(ix)

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(x)	considered our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry; and

(xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without investigation, that there have been, and from the date hereof through the Closing there will be, no material changes in the financial condition and results of operations of Peoples or Citizens since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by Citizens and Peoples are true and complete. We have relied upon the management of Citizens as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by Citizens, and we assumed such forecasts, projections and other forward-looking information have been reasonably prepared by Citizens on a basis reflecting the best currently available information and Citizens’ judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by Citizens to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.

In performing our review, we have assumed and relied upon the accuracy and completeness of all the financial and other information that was available to us from public sources that was provided to us by Citizens or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurance of the management of Citizens that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We are not experts in the evaluation of loan and lease portfolios for the purpose of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for Citizens are, in the aggregate, adequate to cover such losses. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of Citizens, the collateral securing any such assets or liabilities, or the collectability of any such assets or liabilities, and we were not furnished with any such evaluations or appraisals, nor did we review any loan or credit files of Citizens.

We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Peoples or Citizens is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, with your consent, that neither

Board of Directors

Citizens National Corporation

April 20, 2026

Peoples nor Citizens is committed to any material transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement.

We have relied upon and assumed, with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by Peoples or Citizens or any other party to the Agreement and that the final Agreement will not differ materially from the draft of the Agreement we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. Citizens has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on Peoples or Citizens or would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on Citizens or its shareholders; or (ii) any advice or opinions provided by any other advisor to the Board of Directors of Citizens; or (iii) any other strategic alternatives that might be available to Citizens.

Our opinion does not constitute a recommendation to Citizens as to whether or not Citizens should enter into the Agreement or to any shareholders of Citizens Common Stock as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision by either Citizens or Peoples to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of Citizens relative to the value of the Merger Consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Merger Consideration is necessarily the highest or best form of financial compensation that could be obtained in a merger or combination transaction of Citizens with Peoples or any other financial institution. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Peoples or Citizens.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the Board of Directors of Citizens and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, information statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of shares of Citizens Common Shares in connection with the Merger if, and only if, (i) this letter is quoted in full or attached as an exhibit to such document, (ii) this letter has not been withdrawn prior to the date of such document, and (iii) any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such document is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.

Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or to otherwise comment upon events occurring or information that becomes available after the date hereof.

Board of Directors

Citizens National Corporation

April 20, 2026

In arriving at this opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to our engagement agreement with Citizens, we received from Citizens an initial advisory fee and we will receive from Citizens an opinion fee that is contingent upon the issuance of this opinion letter. The Company has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement.

In the past two years preceding the date of this opinion, Hovde has not provided any investment banking and/or financial advisory services to either Citizens or Peoples for which it received a fee. We or our affiliates may presently or in the future seek or receive compensation from Peoples in connection with future transactions, or in connection with potential advisory services and corporate transactions. In the ordinary course of our business as a broker/dealer, we may from time to time purchase securities from, and sell securities to, Peoples or Citizens or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of Peoples for Hovde’s own accounts and for the accounts of Hovde’s customers. Except for the foregoing, during the past two years there have not been and there currently are no mutual agreements regarding any future material transactions between Hovde and either Peoples or Citizens.

We are of the opinion, subject to the foregoing review and to the terms, conditions, and qualifications set forth herein and to the assumptions, qualifications, and limitations contained in the Agreement, that as that as of the date of this opinion the Merger Consideration is fair from a financial point of view to the holders of Citizens Common Shares.

Sincerely,

HOVDE GROUP, LLC